Exhibit 99.1
Noah Holdings Limited Supplemental and Updated Disclosures
Noah Holdings Limited (the “Company” or “we”) has filed an application (the “Listing Application”) with the Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) in connection with a proposed secondary listing (the “Listing”) of its ordinary shares on the Main Board of the Hong Kong Stock Exchange.
The Listing Application contains new and supplemental descriptions of certain aspects of the Company’s business, financial and other information as required by the Hong Kong Stock Exchange Listing Rules as well as updated disclosures of certain information previously disclosed in the Company’s annual report on Form 20-F for the year ended December 31, 2021 (the “2021 Form 20-F”). This Supplemental and Updated Disclosures exhibit sets forth such new, supplemental and updated disclosures as described below. The disclosures herein supplement, and should be read in conjunction with, the disclosures in the 2021 Form 20-F and other disclosures furnished on Form 6-K.
As the Company has applied for a secondary listing on the Hong Kong Stock Exchange, the New York Stock Exchange will continue to be the Company’s primary listing venue. The Company does not expect the Listing to result in significant additional compliance or disclosure obligations.
Save for the translation of financial information as of or for the three months ended March 31, 2022 and unless otherwise stated, all translations of RMB into U.S. dollars in this Exhibit 99.1 were made at a rate of RMB6.3726 to US$1.00, the exchange rate on December 30, 2021 set forth in the H.10 statistical release of the Federal Reserve Board. For financial information as of or for the three months ended March 31, 2022, the translations of RMB into U.S. dollars in this Exhibit 99.1 were made at a rate of RMB6.3393 to US$1.00, the exchange rate on March 31, 2022 as set forth in the H.10 statistical release of the Federal Reserve Board.
There is no assurance as to if or when the Listing will take place. This communication is neither an offer to sell nor a solicitation of an offer to buy, nor shall there be any offer, solicitation, or sale of the Company’s securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful.

FORWARD-LOOKING STATEMENTS
This exhibit contains forward-looking statements that involve risks and uncertainties, including statements based on our current expectations, assumptions, estimates, and projections about us, our industries, and the regulatory environment in which we and companies integral to our business operate. These statements involve known and unknown risks, uncertainties, and other factors that may cause our actual results, performance, or achievements to be materially different from those expressed or implied by the forward-looking statements. In some cases, these forward-looking statements can be identified by words or phrases such as “will,” “expect,” “anticipate,” “estimate,” “believe,” “going forward,” “ought to,” “may,” “seek,” “should,” “intend,” “plan,” “projection,” “could,” “vision,” “goals,” “aim,” “aspire,” “objective,” “target,” “schedules” and “outlook” or other similar expressions.
Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies, the Company’s future business development, financial condition and results of operations, the expected growth of the industries in which the Company operates, the Company’s expectations regarding demand for and market acceptance of the products and services it distributes, manages or offers, the Company’s expectations regarding keeping and strengthening its relationships with product providers, relevant government policies and regulations relating to the industries in which the Company operates, the Company’s ability to attract and retain qualified employees, the Company’s ability to stay abreast of market trends and technological advances, the Company’s plans to invest in research and development to enhance its product choices and service offerings, competition in the industries in which the Company operates, general economic and business conditions in China and internationally, the Company’s ability to obtain certain licenses and permits necessary to operate and expand its businesses, the Company’s ability to effectively protect its intellectual property rights and not infringe on the intellectual property rights of others.
The forward-looking statements made in this exhibit relate only to events or information as of the date on which the statements are made in this exhibit. The Company undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this exhibit completely in conjunction with the Company’s other documents filed with or furnished to the SEC and with the understanding that the Company’s actual future results may be materially different from what the Company expects.

RECENT DEVELOPMENTS

The following section presents updates relating to selected information subsequent to the filing of our 2021 Form 20-F.
Summary of First Quarter 2022 Highlights
•
Total revenues for the three months ended March 31, 2022 were RMB802.5 million (US$126.6 million), a decrease of 34.8% from the three months ended March 31, 2021. Total revenues from the wealth management business for the three months ended March 31, 2022 were RMB581.2 million (US$91.7 million), a decrease of 38.9% from the three months ended March 31, 2021. Total revenues from the asset management business for the three months ended March 31, 2022 were RMB201.7 million (US$31.8 million), a decrease of 25.7% from the three months ended March 31, 2021. Total revenues from other businesses for the three months ended March 31, 2022 were RMB19.6 million (US$3.1 million), an increase of 136.1% from the three months ended March 31, 2021.

•
Income from operations for the three months ended March 31, 2022 was RMB313.8 million (US$49.5 million), a decrease of 37.5% from the three months ended March 31, 2021.

•
Net income attributable to Noah’s shareholders for the three months ended March 31, 2022 was RMB305.2 million (US$48.2 million), a decrease of 32.8% from the three months ended March 31, 2021.

Unless otherwise stated, all translations of RMB into U.S. dollars in this “Recent Developments” section were made at a rate of RMB6.3393 to US$1.00, the effective noon buying rate for March 31, 2022 as set forth in the H.10 statistical release of the Federal Reserve Board. Percentages are calculated based on the RMB amounts and there may be minor differences due to rounding.
Business Updates
Wealth Management
Set forth below are certain material developments on our business and results of operations under our wealth management business segment in the first quarter of 2022:
•
While our aggregate registered clients and active clients continued to grow, the number of our active clients (including mutual fund-only clients) decreased by 46.2% from 27,846 during the three months ended March 31, 2021 to 14,970 during the three months ended March 31, 2022, and the number of our active clients (excluding mutual fund-only clients) decreased by 55.3% from 6,299 during the three months ended March 31, 2021 to 2,818 during the three months ended March 31, 2022. The lower client activity was primarily because investor confidence was negatively affected by the adverse performance of the secondary market in the first quarter of 2022, mainly due to the combination of: (i) uncertainties over the global macroeconomic environment and political conditions and (ii) the impact of the recent resurgence of COVID-19 outbreaks in China.

Despite various restrictions on offline client interaction as a result of COVID-19, we remain active in maintaining close communication with our clients through a series of online investor seminars and forums to keep our clients posted on the market trends and provide them with investment advice on wealth preservation and risk protection. We have also invested in our branding and marketing activities in major cities to promote our brand awareness and attract potential investors. As the government has gradually lifted restrictions and quarantine measures in China, we will be able to have face-to-face interaction and hold offline events more frequently with our clients, which is expected to contribute to the growth of our active client base.
•
The market volatility also adversely impacted our total transaction value in the first quarter of 2022. The aggregate transaction value of the investment products distributed during the three months ended March 31, 2022 was RMB15.0 billion (US$2.4 billion), representing a 44.6% decrease from

RECENT DEVELOPMENTS

RMB27.1 billion during the three months ended March 31, 2021, primarily due to a 68.7%, 33.2% and 17.8% decrease of the private secondary products, private equity products and mutual fund products we distributed, respectively.
The table below sets out the aggregate transaction value of the different types of investment products that we distributed during the periods indicated:
•
Our client service network covered 83 cities in mainland China as of March 31, 2022. The total number of our relationship managers remained relatively stable as of March 31, 2022 at 1,281.

Asset Management
Gopher’s total AUM as of March 31, 2022 remained stable at RMB156.1 billion (US$24.6 billion) as compared to December 31, 2021. In particular, we continue to focus on managing more private equity assets and Gopher’s AUM in relation to private equity investments increased from RMB130.9 billion as of December 31, 2021 to RMB132.7 billion (US$20.9 billion) as of March 31, 2022. In addition, Gopher’s AUM in relation to public securities investments decreased by 7.1% from RMB11.2 billion as of December 31, 2021 to RMB10.4 billion (US$1.6 billion) as of March 31, 2022, primarily due to the less satisfactory performance of the secondary market during the first quarter of 2022 as compared to 2021; Gopher’s AUM in relation to real estate investments decreased by 6.1% from RMB6.6 billion as of December 31, 2021 to RMB6.2 billion (US$1.0 billion) as of March 31, 2022 as a result of the redemptions of real estate assets, which was in line with our strategic transformation to decrease the size of real estate investment funds managed by Gopher; Gopher’s AUM in relation to multi-strategy investments decreased by 8.5% from RMB5.9 billion as of December 31, 2021 to RMB5.4 billion (US$0.9 billion) as of March 31, 2022, mainly as a result of a shift in investor preference away from bond investments; Gopher’s AUM in relation to other investments, which include funds investing in private credit related underlying products, remained stable at RMB1.4 billion (US$0.2 billion) as of March 31, 2022. The table below summarizes Gopher’s AUM by investment type for the periods indicated:

RECENT DEVELOPMENTS

The following table illustrates the movement of AUM managed by Gopher for the periods indicated:

(1)
Represents NAV movement of our public securities investments.

Financial Updates
The unaudited interim condensed consolidated statements of operations and cash flows for the three months ended March 31, 2021 and 2022 and the unaudited interim condensed consolidated balance sheet as of March 31, 2022 presented below are derived from our unaudited interim condensed consolidated financial statements included in Appendix IB to this document. Our unaudited interim condensed consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and reviewed by the Reporting Accountants. The consolidated financial information below should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements for the three years ended December 31, 2021 and as of December 31, 2019, 2020 and 2021 and related notes included in Appendix IA to this document. Our historical results do not necessarily indicate results expected for any future periods, and the results of operations for the three months ended March 31, 2022 are not necessarily indicative of the results to be expected for the full fiscal year ending December 31, 2022. Please refer to “Financial Information,” “Risk Factors” and “Business” included elsewhere in this document for information regarding trends and other factors that may affect our results of operations.

RECENT DEVELOPMENTS

For the three months ended March 31,		
	2021	2022	
	RMB	RMB	US$
		(in thousands)	
Unaudited Interim Condensed Consolidated Statements of Operations:			
Revenues:			
Revenues from others			
One-time commissions	278,704	81,154	12,802
Recurring service fees	220,513	193,379	30,505
Performance-based income	276,524	142,911	22,544
Other service fees	23,713	38,760	6,114
Total revenues from others	799,454	456,204	71,965
Revenues from funds Gopher manages			
One-time commissions	46,146	21,155	3,337
Recurring service fees	256,697	293,052	46,228
Performance-based income	128,556	32,067	5,058
Total revenues from funds Gopher manages	431,399	346,274	54,623
Total revenues	1,230,853	802,478	126,588
Less: VAT related surcharges	(6,117)	(6,786)	(1,070)
Net revenues	1,224,736	795,692	125,518
Operating costs and expenses:			
Compensation and benefits			
Relationship manager compensation	(206,872)	(109,995)	(17,351)
Other compensations	(375,253)	(247,910)	(39,107)
Total compensation and benefits	(582,125)	(357,905)	(56,458)
Selling expenses	(83,455)	(59,906)	(9,450)
General and administrative expenses	(80,285)	(58,207)	(9,182)
(Provision for) reversal of credit losses	(3,407)	9,198	1,451
Other operating expenses, net	(27,088)	(29,635)	(4,675)
Government subsidies	54,014	14,558	2,296
Total operating costs and expenses	(722,346)	(481,897)	(76,018)
Income from operations	502,390	313,795	49,500

RECENT DEVELOPMENTS

For the three months ended March 31,		
	2021	2022	
	RMB	RMB	US$
		(in thousands)	
Other income:			
Interest income	22,927	12,637	1,993
Investment income	34,361	25,373	4,002
Other expense	(486)	(278)	(44)
Total other income	56,802	37,732	5,951
Income before taxes and income from equity in affiliates	559,192	351,527	55,451
Income tax expense	(129,846)	(77,336)	(12,199)
Income from equity in affiliates	23,513	30,020	4,736
Net income	452,859	304,211	47,988
Less: net loss attributable to non-controlling interests	(1,234)	(1,031)	(163)
Net income attributable to Noah's shareholders	454,093	305,242	48,151

	As of March 31, 2022	
	RMB	US$
	(in thousands)	
Unaudited Interim Condensed Consolidated Balance Sheet:		
Cash and cash equivalents	3,899,892	615,193
Restricted cash	512	81
Short-term investments (including short-term investments measured at fair value of RMB44,722 as of March 31, 2022)	64,347	10,150
Accounts receivable, net of allowance for credit losses of RMB1,288 as of March 31, 2022	396,485	62,544
Amounts due from related parties, net of allowance for credit losses of RMB30,021 as of March 31, 2022	532,533	84,005
Loans receivable, net of allowance for credit losses of RMB84,111 as of March 31, 2022	578,355	91,233
Other current assets	170,813	26,945
Total current assets	5,642,937	890,151

RECENT DEVELOPMENTS

As of March 31, 2022	
	RMB	**US$**
	(in thousands)	
Long-term investments (including long-term investments measured at fair value of RMB551,670 as of March 31, 2022)	699,174	110,292
Investment in affiliates	1,430,346	225,632
Property and equipment, net	2,544,521	401,388
Operating lease right-of-use assets, net	212,993	33,599
Deferred tax assets	335,911	52,989
Other non-current assets, net of allowance for credit losses of RMB4,000 as of March 31, 2022	162,206	25,587
Total non-current assets	5,385,151	849,487
Total assets	11,028,088	1,739,638
Accrued payroll and welfare expenses	880,353	138,872
Income tax payable	236,915	37,372
Deferred revenues	79,970	12,615
Other current liabilities	518,214	81,746
Contingent liabilities	431,080	68,001
Total current liabilities	2,146,532	338,606
Operating lease liabilities, non-current	120,790	19,054
Deferred tax liabilities	232,848	36,731
Other non-current liabilities	83,931	13,240
Total liabilities	2,584,101	407,631
Net current assets	3,496,405	551,545
Net assets	8,443,987	1,332,007
Total Shareholders' Equity	8,443,987	1,332,007
Total Liabilities and Equity	11,028,088	1,739,638

RECENT DEVELOPMENTS

For the three months ended March 31,		
	2021	2022	
	RMB	RMB	US$
		(in thousands)	
Unaudited Interim Condensed Consolidated Statements of Cash Flows:			
Net cash provided by operating activities	495,940	501,184	79,061
Net cash (used in) provided by investing activities	(68,874)	9,341	1,474
Net cash used in financing activities	(542,963)	(12,058)	(1,903)
Effect of exchange rate changes	15,004	(3,176)	(501)
Net (decrease) increases in cash, cash equivalents and restricted cash	(100,893)	495,291	78,131
Cash, cash equivalents and restricted cash at the beginning of the period	5,022,704	3,412,613	538,326
Cash, cash equivalents and restricted cash at the end of the period	4,921,811	3,907,904	616,457

Three Months Ended March 31, 2022 Compared to Three Months Ended March 31, 2021
Total Revenues.   Our total revenues decreased by 34.8% from RMB1,230.9 million for the three months ended March 31, 2021 to RMB802.5 million (US$126.6 million) for the three months ended March 31, 2022. The decrease in our total revenues was primarily due to decreases in one-time commissions and performance-based incomes, partially offset by increases in recurring service fees and other service fees.
Operating Costs and Expenses.   Our operating costs and expenses decreased by 33.3% from RMB722.3 million for the three months ended March 31, 2021 to RMB481.9 million (US$76.0 million) for the three months ended March 31, 2022, primarily due to less relationship manager compensation related to the decreased transaction value of investment products distributed, less performance fee compensation, less selling expenses incurred, less general and administrative expenses incurred as well as a reversal of provision for credit losses.
Other Income.   Our other income decreased by 33.6% from RMB56.8 million for the three months ended March 31, 2021 to RMB37.7 million (US$6.0 million) for the three months ended March 31, 2022, primarily due to (i) a decrease in interest income as a result of a decrease in cash, primarily due to a net cash of RMB2,191.5 million used in acquiring the Company’s new headquarter premises in Shanghai in May 2021, and (ii) a decrease in investment income resulting from certain long-term investments measured at fair value.
Income Tax Expenses.   Our income tax expenses decreased by 40.4% from RMB129.8 million for the three months ended March 31, 2021 to RMB77.3 million (US$12.2 million) for the three months ended March 31, 2022, primarily due to less taxable income.
Net Income Attributable to Noah’s Shareholders.   Our net income attribute to Noah’s shareholders was RMB305.2 million (US$48.2 million) for the three months ended March 31, 2022, compared with net income attributable to Noah’s shareholders of RMB454.1 million for the three months ended March 31, 2021.

RECENT DEVELOPMENTS

Wealth Management
Total Revenue.   Our total revenue from wealth management business decreased by 38.9% from RMB951.3 million for the three months ended March 31, 2021 to RMB581.2 million (US$91.7 million) for the three months ended March 31, 2022, primarily due to decreases in one-time commissions and performance-based incomes as a result of the adverse performance of the secondary market, partially offset by increase in other service fees.
•
Total revenue from one-time commissions decreased by 68.4% from RMB294.7 million for the three months ended March 31, 2021 to RMB93.0 million (US$14.7 million) for the three months ended March 31, 2022, primarily due to a 68.7% decrease in transaction value of private secondary products that we distributed.

RECENT DEVELOPMENTS

•
Total revenue from recurring service fees was RMB312.3 million (US$49.3 million) for the three months ended March 31, 2022, compared with RMB315.3 million for the three months ended March 31, 2021.

•
Total revenue from performance-based income decreased by 52.1% from RMB327.3 million for the three months ended March 31, 2021 to RMB156.8 million (US$24.7 million) for the three months ended March 31, 2022, primarily due to less performance- based income that were shared from private secondary products providers.

•
Total revenue from other service fees increased by 36.4% from RMB14.0 million for the three months ended March 31, 2021 to RMB19.1 million (US$3.0 million) for the three months ended March 31, 2022, primarily due to more value-added services such as trust services that we offered to our HNW clients.

Operating Costs and Expenses.   Our operating costs and expenses for wealth management business decreased by 35.1% from RMB528.3 million for the three months ended March 31, 2021 to RMB343.1 million (US$54.1 million) for the three months ended March 31, 2022, primarily due to less relationship manager compensation related to the decreased transaction value of investment products distributed as a result of the adverse performance of the secondary market and less selling, general and administrative expenses incurred.
•
Compensation and benefits include compensation for relationship managers and other employees. Compensation and benefits decreased by 41.3% from RMB422.1 million for the three months ended March 31, 2021 to RMB247.8 million (US$39.1 million) for the three months ended March 31, 2022, primarily due to (i) a decrease in relationship manager compensation related to transaction value of investment products distributed as a result of the adverse performance of the secondary market, and (ii) a decrease in other compensations as a result of a decrease in annual bonus for other employees.

•
Selling expenses decreased by 22.1% from RMB66.9 million for the three months ended March 31, 2021 to RMB52.0 million (US$8.2 million) for the three months ended March 31, 2022, primarily due to a decrease in our offline advertising and marketing activities due to the recurrent outbreaks of COVID-19 in China.

•
General and administrative expenses decreased by 23.5% from RMB56.0 million for the three months ended March 31, 2021 to RMB42.8 million (US$6.7 million) for the three months ended March 31, 2022, primarily due to a decrease in consulting fees.

•
Other operating expenses decreased by 75.0% from RMB22.1 million for the three months ended March 31, 2021 to RMB5.5 million (US$0.9 million) for the three months ended March 31, 2022, primarily due to the decreased transaction value of investment products distributed.

•
Government subsidies were RMB38.6 million for the three months ended March 31, 2021 and RMB5.6 million (US$0.9 million) for the three months ended March 31, 2022, respectively.

RECENT DEVELOPMENTS

Asset Management
Total Revenue.   Our total revenue from asset management business decreased by 25.7% from RMB271.3 million for the three months ended March 31, 2021 to RMB201.7 million (US$31.8 million) for the three months ended March 31, 2022, primarily due to decreases in one-time commissions and performance-based incomes, partially offset by increase in recurring service fees.
•
Total revenue from one-time commissions decreased by 69.1% from RMB30.1 million for the three months ended March 31, 2021 to RMB9.3 million (US$1.5 million) for the three months ended March 31, 2022, primarily due to less private equity products sold.

•
Total revenue from recurring service fees increased by 7.5% from RMB162.0 million for the three months ended March 31, 2021 to RMB174.2 million (US$27.5 million) for the three months ended March 31, 2022, primarily due to an increase in assets under management.

RECENT DEVELOPMENTS

•
Total revenue from performance-based income for the three months ended March 31, 2022 was RMB18.2 million (US$2.9 million), compared with RMB77.8 million for the three months ended March 31, 2021. The decrease was primarily due to less performance- based income realized from private equity products.

Operating Costs and Expenses.   Our operating costs and expenses for asset management business decreased by 31.4% from RMB155.6 million for the three months ended March 31, 2021 to RMB106.7 million (US$16.8 million) for the three months ended March 31, 2022, primarily due to less performance fee compensation as well as less selling, general and administrative expenses incurred.
•
Compensation and benefits include compensation of investment professionals and other employees. Compensation and benefits decreased by 28.2% from RMB138.9 million for the three months ended March 31, 2021 to RMB99.8 million (US$15.7 million) for the three months ended March 31, 2022, primarily due to less performance fee compensation.

•
Selling expenses decreased by 64.7% from RMB12.0 million for the three months ended March 31, 2021 to RMB4.2 million (US$0.7 million) for the three months ended March 31, 2022, primarily due to a decrease in our offline advertising and marketing activities due to the recurrent outbreaks of COVID-19 in China.

•
General and administrative expenses decreased by 44.6% from RMB18.1 million for the three months ended March 31, 2021 to RMB10.0 million (US$1.6 million) for the three months ended March 31, 2022, primarily due to a decrease in consulting fees.

•
Other operating expenses was RMB1.3 million (US$0.2 million) for the three months ended March 31, 2022, compared with RMB1.8 million for the three months ended March 31, 2021.

•
Government subsidies were RMB15.3 million for the three months ended March 31, 2021 and RMB8.9 million (US$1.4 million) for the three months ended March 31, 2022, respectively.

Other Businesses

RECENT DEVELOPMENTS

Total Revenue.   Our total revenue from other business increased by 136.1% from RMB8.3 million for the three months ended March 31, 2021 to RMB19.6 million (US$3.1 million) for the three months ended March 31, 2022, primarily due to an increase in other service fees as result of rental income generated from rented properties that we purchased as part of our new headquarter premises in Shanghai in 2021.
Operating Costs and Expenses.   Our operating costs and expenses for other businesses decreased by 16.6% from RMB38.5 million for the three months ended March 31, 2021 to RMB32.1 million (US$5.1 million) for the three months ended March 31, 2022, primarily due to less compensation and benefits and a reversal of provision for credit losses, partially offset by an increase in other operating expenses related to depreciation expense of our new headquarter premises.
Certain Balance Sheet Items
As of March 31, 2022, we had RMB3,899.9 million (US$615.2 million) in cash and cash equivalents, mainly consisting of cash on hand and money market funds, which are unrestricted as to withdrawal and use.
Accounts Receivables
Our accounts receivables represent amounts invoiced or we have the right to invoice. The balances of our accounts receivables as of March 31, 2022 were substantially within one year. As of December 31, 2021 and March 31, 2022, our accounts receivables, net of allowance for credit losses of RMB0.5 million and RMB1.3 million, respectively, amounted to RMB808.0 million and RMB396.5 million (US$62.5 million), respectively. The decrease was primarily due to the subsequent settlement of certain accounts receivables and decreases in total revenues of our wealth management for the three months ended March 31, 2022.
Amounts Due from Related Parties
During the three months ended March 31, 2022, we had certain related party transactions. For details, see Note 16 to the Unaudited Interim Condensed Consolidated Financial Information set out in Appendix IB to this document. As of March 31, 2022, our amounts due from related parties of RMB479.4 million (US$75.6 million) are trade in nature, and amounts due from related parties of RMB53.1 million (US$8.4 million) associated with loan distributed are non-trade in nature. These non-trade loans are due on demand and expected to be matured within one year, most of which are interest free.
Loans Receivable
Our loans receivable represents loans offered to our individual clients as value-added services in our other business. As of December 31, 2021 and March 31, 2022, our loans receivable, net of allowance for credit losses

RECENT DEVELOPMENTS

of RMB94.0 million and RMB84.1 million, respectively, amounted to RMB595.8 million and RMB578.4 million (US$91.2 million), respectively. The decrease was primarily due to the subsequent settlement of certain loans receivable.
Investments
We have classified our investments into short-term investments and long-term investments, in terms of contractual maturity date of less than one year or more than one year. Our balance of short-term investments (including short-term investments measured at fair value of RMB63.5 million and RMB44.7 million as of December 31, 2021 and March 31, 2022, respectively) decreased by 30.7% from RMB92.8 million as of December 31, 2021 to RMB64.3 million (US$10.2 million) as of March 31, 2022, primarily due to redemption of certain trading debt securities. Our balance of long-term investments (including long-term investments measured at fair value of RMB457.3 million and RMB551.7 million as of December 31, 2021 and March 31, 2022, respectively) were RMB668.6 million as of December 31, 2021 and RMB699.2 million (US$110.3 million) as of March 31, 2022, respectively.
Investments in Affiliates
Our investments in affiliates primarily consist of (i) investments in affiliated companies, over which we had significant influence generally through an ownership interest of 20% or higher, but not considered as control, and (ii) investments in funds that we served as general partner or fund manager. Our investments in affiliates were RMB1,430.3 million (US$225.6 million) as of March 31, 2022, compared to RMB1,402.1 million as of December 31, 2021. The increase was primarily due to investment income in affiliates recorded in the three months ended March 31, 2022.
Cash Flow and Capital Expenditures
Operating Activities
Net cash provided by operating activities for the three months ended March 31, 2022 was RMB501.2 million (US$79.1 million), primarily as a result of operating cash inflow generated by net income of RMB304.2 million (US$48.0 million) and collection of accounts receivables of RMB653.8 million (US$103.1 million). Net cash provided by operating activities for the three months ended March 31, 2021 was RMB495.9 million, primarily as a result of operating cash inflow generated by net income of RMB452.9 million.
Investing Activities
Net cash provided by investing activities for the three months ended March 31, 2022 was RMB9.3 million (US$1.5 million), primarily due to the collection of loans originated. Net cash used in investing activities for the three months ended March 31, 2021 was RMB68.9 million, primarily due to the net loans initiated to borrowers.
Financing Activities
Net cash used in financing activities for the three months ended March 31, 2022 was RMB12.1 million (US$1.9 million), primarily due to payment of assumed liability resulting from certain asset acquisition. Net cash used in financing activities for the three months ended March 31, 2021 was RMB543.0 million, primarily due to repurchasing ordinary shares as well as acquiring additional shares from non-controlling interest shareholder in one of our subsidiaries.
Capital Expenditures
We made capital expenditures of RMB11.8 million and RMB4.1 million (US$0.7 million) for the three months ended March 31, 2021 and 2022, respectively. Our capital expenditures for the three months

RECENT DEVELOPMENTS

ended March 31, 2021 and 2022 consisted primarily of expenditures related to expansion of our fulfillment infrastructure, technology platform as well as renovation and upgrade of our office buildings. We currently do not have any commitment for capital expenditures or other cash requirements outside of our ordinary course of business.
Impact of COVID-19
The COVID-19 pandemic has caused an adverse impact on the Chinese and global economy, as well as the HNW wealth management services industry. Perceived or actual changes in investable assets and client confidence in the economy could reduce the demand for HNW and ultra HNW wealth management service we provide and negatively impact our operating results. We have experienced decrease in total revenues generated from our overseas businesses and domestic value-added services as a result of the COVID-19 pandemic. Following the outbreak of the COVID-19 pandemic, we have increased our investment in technology to develop online transactional and operational capabilities. We are currently able to complete substantially all of our transactions and investor education online. In 2021, our business operation had substantially returned to normal levels.
Recently, there has been an increasing number of COVID-19 cases, including the COVID-19 Delta and Omicron variant cases, in multiple cities in China. As a result, various measures, including city lockdowns, travel restrictions and stay-at-home orders, have been reinstated and we may have to adjust various aspects of our operations. For example, since late March 2022, new waves of COVID-19 infections have emerged in Shanghai, where our headquarters are located and a majority of our management and employees currently reside, as well as in Beijing. To contain the spread of COVID-19, the local governments have imposed various restrictions on business and social activities. We have not experienced any business suspension as a result of the recent COVID-19 resurgence in the affected areas such as Shanghai and Beijing, and substantially all of our transactions could be completed online. However, the execution and delivery of certain papers were delayed due to disruptions to the logistics and transportation services in certain regions, and face-to-face meetings with clients were limited due to quarantine measures and travel bans. Such delays and limitations have impacted our operational efficiency to a certain extent. Moreover, the spread of COVID-19, together with uncertainties over economic, political and other conditions in China and globally, has affected the overall investor sentiment and resulted in sporadic volatility in capital markets. As a result, we have experienced an immediate reduction in our results of operations as compared to the same periods in the previous year. Specifically, our total revenues in April 2022 was RMB218 million, down approximately 28% from April 2021. Despite the overall challenges posed by the COVID-19 pandemic, we believe that changes in investors’ behaviors and preference brought about by the COVID-19 pandemic also have a positive impact on our business. For example, due to the economic turmoil and unprecedented volatility in the global capital markets caused by the COVID-19 pandemic as well as the rising inflation, we have seen a growing number of clients becoming more active in seeking professional investment advice from us, especially on wealth preservation and risk protection. Leveraging our wide selection of product and service offerings, we remain optimistic of meeting our clients’ demands for wealth management and asset allocation during and post COVID-19.
Having considered (i) the governmental authorities’ significant resources and efforts to contain the recent regional outbreaks, (ii) our comprehensive product offerings coupled with our strong online transaction capabilities, which could cater to the evolving needs of our clients under different circumstances and conditions and enable us to offer suitable investment products and portfolios that provide better protection to our clients amid the COVID-19 outbreak, and (iii) our sufficient level of liquidity, we believe that despite that we may continue to experience slowdown in our business operations in the short term, the recurrence of COVID-19 is unlikely to have a material adverse impact on our business, results of operations and financial condition as a whole in the long term. As of the Latest Practicable Date, we had incurred expenses of approximately RMB2.0 million to fight against the COVID-19, including expenses relating to purchase of medical and rescue supplies to support our frontline employees as well as technology investments to ensure online transactional and operational capabilities. However, there still remain significant uncertainties surrounding COVID-19, including the existing and new variants of COVID-19, and its further development as a global pandemic, including the effectiveness of vaccine programs against existing and any new variants of COVID-19. For risks

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relating to potential future outbreak of COVID-19, see “Risk Factors — Risks Related to Our Business — We may face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.”
According to Frost & Sullivan, in terms of the overall HNW wealth management services industry in China, as there remain uncertainties as to the future economic growth, investors have taken a more cautious approach to investment. Since the end of 2021, new regional COVID-19 outbreaks have hit certain cities in China, including but not limited to Shanghai, Xi’an and Hangzhou, and business operations of the HNW wealth management service providers in these cities have been disrupted by a series of preventive and control measures implemented by local governments. Moreover, HNW investors from industries that have been negatively impacted by the pandemic, such as catering services industry and hotel industry, have also suffered losses during such period amid the COVID-19 outbreak. As a result, the business performance of China’s HNW wealth management service providers have been adversely affected in the first quarter of 2022.
According to Frost & Sullivan, it is expected that restrictions and quarantine measures in response to the COVID-19 pandemic would be gradually lifted and the general economic conditions and business activities would resume to the normal level. Accordingly, the HNW wealth management services industry is expected to witness a rapid growth driven by the anticipated development of China’s economy and the increasing HNW populations and private wealth in China.
Recent Regulatory Developments
Regulatory Changes on Data and Cybersecurity
Recently, the PRC governmental authorities have promulgated, among others, the Personal Information Protection Laws and Data Security Laws to ensure cybersecurity, data and personal information protection, which demonstrates that relevant laws and regulations governing such areas are developing along with the enforced and constantly tightening of relevant regulatory supervision. Specifically, on December 28, 2021, the Cyberspace Administration of China (the “CAC”), and other twelve PRC regulatory authorities jointly revised and promulgated the Measures for Cybersecurity Review, which came into effect on February 15, 2022. The Measures for Cybersecurity Review provides that, among others, the procurement of network products and services by critical information infrastructure operators and the data processing activities conducted by network platform operators which affect or may affect national security shall be subject to cybersecurity review. Besides, according to the Measures for Cybersecurity Review, a network platform operator who processes the personal information of more than one million users and is seeking for listing in a foreign country must apply for a cybersecurity review. As advised by our PRC Legal Adviser, we should not be deemed as an operator of critical information infrastructure and the network products and services purchased and used by us are general network products and services in the market, and there is no obvious risk of supply chain interruption. In addition, as confirmed during a consultation with the China Cybersecurity Review Technology and Certification Center (the “Center”) and advised by our PRC Legal Adviser, that the obligations to proactively apply for cybersecurity review by an entity seeking listing in a foreign country shall not be applicable to our [REDACTED] in Hong Kong.
On November 14, 2021, the CAC published the Regulations on Network Data Security Management (Draft for Comments) (the “Draft Network Data Regulations”), which specified that data processors seeking a public listing in Hong Kong that affect or may affect national security are required to apply for cybersecurity review. The CAC has solicited comments on this draft until December 13, 2021, however, as of the Latest Practicable Date, the Network Data Regulations had not yet been formally adopted and there is no timetable as to when it will be enacted. As such, substantial uncertainties exist with respect to the enactment timetable, final content, interpretation and implementation, including the standards for determining whether a listing in Hong Kong “affects or may affect national security”. As confirmed during a consultation with the Center and advised by our PRC Legal Adviser, since the Draft Network Data Regulations are only drafts for comments and not currently in effect, we are not required to apply for cybersecurity review under the current regulatory regime. However, we cannot assure you that relevant governmental authorities will not interpret the laws and

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regulations in ways that may negatively affect us. For more details, please see “Risk Factors — Risks Related to Doing Business in China — Our business is subject to various evolving PRC laws and regulations regarding data privacy and cybersecurity. Failure of cybersecurity and data privacy concerns could subject us to penalties, damage our reputation and brand, and harm our business and results of operations.”
Regulatory Developments on Overseas Listing
On July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council issued the Opinions on Strictly Cracking Down Illegal Securities Activities in accordance with the Law (the “Opinions on Securities Activities”), which announced the plans to take effective measures to enhance the administration over illegal securities activities and the supervision on the offering and listing of PRC domestic companies in an overseas market, including promoting the construction of relevant regulatory systems.
On December 24, 2021, the CSRC promulgated the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (the “Draft Overseas Listing Administration Provisions”), and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (the “Draft Overseas Listing Filing Measures”), which, if become effective, require that a PRC domestic company that seeks to offer and list securities in an overseas market, whether through direct or indirect form, to file the required documents with the CSRC within three working days after such application for overseas offering and listing is submitted, and stipulate certain circumstances under which the overseas offering and listing would be prohibited, as well as the measures taken by the CSRC if a PRC domestic company falls into any of such circumstances prior to the overseas offering and listing, such as imposing a postponement or termination of the proposed overseas offering and listing, and canceling the corresponding filing on the conditions that the proposed overseas offering and listing application documents have been filed. As of the Latest Practicable Date, the Draft Overseas Listing Administration Provisions and the Draft Overseas Listing Filing Measures were released for public comments and the final version and effective date of such regulations are subject to change with substantial uncertainty. If the Draft Overseas Listing Administration Provisions and the Draft Overseas Listing Filing Measures become effective in their current forms before the [REDACTED] is completed, we may be required to obtain the approval from or complete the filing procedures with the CSRC for the [REDACTED]. Our Directors and PRC Legal Adviser are of the view that, as long as we comply with all relevant legal requirements, take all necessary steps, and submit all relevant materials in accordance with the Draft Overseas Listing Administration Provisions and the Draft Overseas Listing Filing Measures, there will not be material legal impediment to obtaining the approval from or completing the filing procedures with the CSRC for the [REDACTED]. For more details, please see “Risk Factors — Risks Related to Doing Business in China — The approval of or filing with the CSRC or other PRC government authorities may be required in connection with this offering under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing” and “Regulations — PRC Regulations — Regulations on Securities Offering and Listing Outside of the PRC.”

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The following section sets forth certain risk factors that have been updated and/or supplemented to reflect changes since the filing of our 2021 Form 20-F as well as additional new risk factors relating to the Offering and Listing.
Risks Related to Our Business
The investment products that we distribute or manage involve various risks and any failure to identify or fully appreciate such risks may negatively affect our reputation, client relationships, operations and prospects.
We distribute and manage a variety of investment products, including onshore and offshore private equity and venture capital products, public securities products, and other products. These products often have complex structures and involve default risks, interest rate risks, liquidity risks, market risks, counterparty risks, fraud risks and other risks.
Our success in distributing, managing and offering our products and services depends, in part, on our ability to successfully identify and fully appreciate the risks associated with such products and services. Not only must we be cautious about these risks in designing and developing our products and services, we must also accurately describe and disclose the risks associated with our products and services to, and evaluate them for, our clients. Our risk management policies and procedures may not be fully effective in mitigating the risk exposure for all of our clients in all market environments or covering all types of risks.
If we fail to identify and fully appreciate the risks associated with the products and services we distribute, manage and offer, or fail to disclose such risks to our clients, or if our clients suffer financial losses or other damages resulting from the investment products or services we distribute, manage or offer, our reputation, client relationships, business, results of operations and prospects may be materially and adversely affected.
In addition, we are subject to risks arising from any potential fraudulent activities or other misconduct or violation of laws by the third-party product partners or investment partners we collaborate with. Any such misconduct or violation of laws may adversely affect the performance of the relevant products we distribute and expose our clients to losses. Despite product risk warnings and platform disclaimers, our clients may attempt to hold us responsible for their losses, which may subject us to civil or criminal liability, harm our reputation and cause us to incur additional costs and expenses. Furthermore, in order to maintain social harmony and financial market stability, and as a result of the lack of maturity of wealth management and asset management markets in the PRC, we may also face pressure from regulatory authorities or expectation from the public to compensate or bail out our clients whose investments are negatively impacted by misconduct or violation of laws of our product partners or investment partners, which could have a material and adverse impact on our business, results of operations and financial condition.
Our reputation and brand recognition are crucial to our business. Any harm to our reputation or failure to maintain, protect, promote or enhance our brand recognition may materially and adversely affect our business, financial condition and results of operations.
Our reputation and brand recognition, which depend on earning and maintaining the trust and confidence of our clients or prospective clients, are critical to our business. Our reputation and brand recognition are vulnerable to threats that are difficult or impossible to control, and costly or impossible to remediate. Regulatory inquiries or investigations, lawsuits initiated by clients or other third parties, employee misconduct, perceptions of conflicts of interest and rumors, among others, could substantially damage our reputation, even if they are baseless.
Moreover, any misconduct or allegations of misconduct by our product managers of third-party funds we distribute could result in negative media publicity and adversely affect our reputation and the confidence of our clients. For example, certain credit funds (the “Camsing Credit Funds”) managed by Shanghai Gopher had invested in supply chain account receivables (the “Camsing Accounts Receivables”) with respect to the sale of computer, consumer electronics and communication products by affiliates of Camsing International Holding Limited as underlying investable assets. Certain companies and individuals in connection with such

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supply chain account receivables were later suspected to commit fraudulent activities (the “Camsing Incident”). As of the Latest Practicable Date, a total of 818 clients of Shanghai Gopher who invested in the Camsing Credit Funds were affected, and the outstanding amount of the Camsing Accounts Receivables under the Camsing Credit Funds which are subject to repayment default amounted to RMB3,415.5 million. While we believe we have solid legal grounds to defend any legal claims from the affected clients in the Camsing Incident against us, as a gesture of goodwill and to avoid distractions to our management and to minimize the potential legal costs for handling 818 potential legal proceedings, we voluntarily made an ex gratia settlement offer (the “Offer”) to affected clients. An affected client who accepted the offer shall receive restricted share units that become a Class A ordinary shares holder of our Company upon vesting, and in return (i) forego all outstanding legal rights associated with the investment in the Camsing Credit Funds, and (ii) irrevocably release our Company and all our affiliated entities and individuals from any and all claims immediately, known or unknown, that relate to the Camsing Credit Funds. As approved by the Board, new Class A ordinary shares not exceeding 1.6% of the share capital of our Company will be issued under the settlement plan annually for ten consecutive years. As of December 31, 2021, 595 of the total of 818 affected clients (approximately 72.7%) had accepted the Offer, representing RMB2,574.9 million (US$404.1 million) (approximately 75.4%) of the total amount of outstanding Camsing Accounts Receivables. We recorded a settlement expense attributable to the Camsing Incident of RMB1,828.9 million and RMB19.9 million for the years ended December 31, 2020 and 2021, respectively. If we were to settle with the 223 unsettled affected clients on terms similar to the settlement with the 595 affected clients, the maximum financial impact on our Group would be RMB433.3 million, which has been recognized in full as an expense and a contingent liability. We believe that the Camsing Incident did not have a material adverse impact on our total transaction value and we have recovered from the impact of the Camsing Incident to our reputation. See “Business — Legal and Administrative Proceedings — The Camsing Incident.” Furthermore, any negative media coverage about the financial service industry in general or product/service quality problems in the industry, may also negatively impact our reputation and brand recognition. If we are unable to maintain a good reputation or further enhance our brand recognition, our ability to attract and retain clients, product partners and key employees could be harmed and, as a result, our business and revenues may be materially and adversely affected.
If we breach fiduciary duties or other contractual obligations as the general partner or fund managers of the funds, or if our third-party product partners or investment partners engage in illegal activities or market misconduct, our results of operations will be adversely impacted. In addition, misconduct of our relationship managers or other employees, including potential misuse of client funds, could harm our reputation or lead to regulatory sanctions or litigation costs.
Because we serve as the general partner or manager for the funds under our asset management business, we have fiduciary duty to the limited partners or the investors. If we are deemed to breach the fiduciary duty, such as failure to establish or implement appropriate controls when handling and processing our clients’ cash investments, we may be exposed to risks and losses. We could also experience losses on our principal in a fund in the form of limited liability partnership for which we act as the general partner, as the general partner typically bears unlimited liabilities for the debts of a limited liability partnership. In addition, illegal activities or market misconduct committed by the third-party product partners or investment partners we collaborate with may adversely impact our product offerings and reputation, discourage clients from purchasing products distributed or provided by us, lead to regulatory actions and penalties, and cause us to share any losses incurred by our clients. Furthermore, as PRC laws and regulations are silent on the legal segregation of losses or liabilities incurred by contract-based private funds and assets of the fund manager, we cannot assure you that whether our assets will be subject to third-party claims arising from losses or liabilities incurred by contract-based private funds that we manage. If the assets managed by us are subject to such claims, our future growth may be materially and adversely affected.
In addition, misconduct of our relationship managers or other employees could result in violations of law, regulatory sanctions, litigation or serious reputational or financial harm, among other consequences. Misconduct may include but not limited to:

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engaging in misrepresentation, negligence or fraudulent activities when distributing investment products or providing asset management or other services to clients;

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improperly using or disclosing confidential information of our clients, product partners or other parties;

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concealing unauthorized or unsuccessful activities, resulting in unknown and unmanaged risks or losses;

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accessing and misusing client funds, especially those maintained in segregated accounts for our contract-based private funds; or

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other conducts not complying with laws and regulations or our internal policies or procedures.

Our internal control system which supervises service quality and regulatory compliance may not always deter misconduct of our relationship managers or other employees, and the precautions we take to prevent and detect misconduct may not be effective in all cases. Any of the abovementioned misconduct could impair our ability to attract, serve and retain clients and may lead to significant legal liability, reputational harm and material adverse effects on our business, results of operations or financial condition.
We may not be able to continue to grow at our historical rate of growth, and if we fail to manage our growth effectively, our business may be materially and adversely affected.
We commenced our business in 2005 as a consulting services provider focusing on wealth management and have gradually transitioned to a comprehensive integrated financial services group with wealth management, asset management, and other businesses. Over the last five years, we have experienced substantial growth, with our net revenues increasing at a compound annual growth rate of 11.3% from 2016 to 2021. We cannot assure you that we will continue to grow at our historical rate of growth, or that we will be able to achieve expected results, in future. For instance, our total revenues decreased from RMB1,230.9 million for the three months ended March 31, 2021 to RMB802.5 million (US$126.6 million) for the three months ended March 31, 2022, and our net income attribute to Noah’s shareholders was RMB305.2 million (US$48.2 million) for the three months ended March 31, 2022 compared to RMB454.1 million for the three months ended March 31, 2021. Moreover, due to uncertainties in the global and China’s economies, volatility in financial markets as well as the resurgence of COVID-19 outbreaks, we expect to experience lower growth in net income in 2022 as compared to the previous year. It is also difficult to predict whether the new investment products and services we continuously develop will be attractive to our clients and prospective clients. In addition, our growth has placed, and will continue to place, a significant strain on our management, personnel, systems and resources. We may not manage our growth effectively or accurately predict our future results of operations. As a result, our historical growth rate may not be indicative of our future performance.
Because the laws and regulations governing the industries of wealth management, asset management and other businesses in China are developing and subject to further change, any failure to obtain or maintain requisite approvals, licenses or permits necessary to conduct our operations or any failure to comply with laws and regulations applicable to our business and services could harm our business.
The relevant regulatory authorities, including the CSRC and the AMAC, have released various laws and regulations governing the industries of wealth management, asset management and other businesses in China, including regulations over private equity products, privately-raised securities investment funds, asset management plans managed by securities companies or mutual fund management companies, trust products and insurance products. However, these laws and regulations are subject to further changes and the PRC government has not adopted a unified regulatory framework yet.
As for our asset management business, the CSRC is in charge of the supervision and regulation of private funds, including, without limitation, private equity funds, venture capital funds, privately-raised securities investment funds and other forms of private funds. The AMAC has promulgated a series of rules and measures regulating the registration of private funds, qualified investor standards, fund raising, investment advice service

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provided by third parties, structured asset management plan and private asset management plans investing into real estate development enterprises or projects and etc. See “Regulations — Regulations on Private Funds.” In addition, the CSRC and AMAC may adopt further detailed regulations and implementing policies that govern private funds and private fund managers. These laws, rules and regulations could be highly complex, continuously evolving and could change or be reinterpreted to be burdensome or difficult to comply with. Since fund management business is a significant part of our asset management business, our asset management business is subject to such regulations on private funds and related implementation rules thereof.
As the regulators of the wealth management and asset management industries in China are enhancing their supervision over the industries, applicable laws and regulations may be adopted to address new issues that arise from time to time or to require additional licenses and permits. For example, on April 27, 2018, the PBOC, CBIRC, CSRC and SAFE jointly released the Guidance Opinions on Regulating the Asset Management Business of Financial Institutions (the “Guidance Opinions”), which prohibits the issuance of private credit products that contain maturity mismatch arrangements or any direct or indirect guarantee of return, and requires relevant institutions to follow detailed guidance with regards to the maximum volume of private credit products issued and minimum liquidity thresholds. The Guidance Opinions will apply to private funds in the absence of specific laws and regulations thereto. On July 20, 2018, the PBOC issued the Circular on Further Clarifying Matters concerning the Guidance Opinions on Regulating the Asset Management Business of Financial Institutions. On October 22, 2018, the CSRC issued the Administrative Measures on Private Asset Management Business of Securities and Futures Institutions. Furthermore, according to the Instructions for the Filing of Privately-Raised Investment Funds (2019 Version) (the “Filing Instructions”) issued by the AMAC on December 23, 2019, the AMAC does not accept the filing application of private funds engaging in regular and operational private lending activities in form of entrustment loans, trust loans or other means. In line with our understanding and anticipation of the changing regulatory and market environment given the publication of the new rules including the Guidance Opinions and the Filing Instructions, we have strategically ceased offering substantially all of our credit products from the third quarter of 2019, which had a negative impact on our results of operations.
Furthermore, on August 28, 2020, the CSRC issued the Supervision Measures on Distribution Institutions of Publicly-Raised Securities Investment Fund (the “Supervision Measures”), which came into effect in October 2020. The Supervision Measures provides that independent fund distribution institutions, like Noah Upright, shall specialize in the distribution of publicly-raised securities investment funds and privately-raised securities investment funds, except as otherwise provided by the CSRC. Following the enactment of the Supervision Measures, we ceased offering investment products that invest in private equity investments through Noah Upright, and collaborate with our private equity product partners solely through our asset management business.
As we develop our business, the products we manage or distribute might be subject to detailed regulations and implementing policies to be issued by the CSRC or AMAC in the future and we cannot assure you that our asset management or wealth management business will not be materially and adversely affected if any supervisory authority enhances its regulation over asset management plans.
Furthermore, the Notice on Regulation and Renovation of the “Cash Loan” Business promulgated on December 1, 2017 (the “Circular 141”) requires microloan companies and other entities to charge synthetic fund costs, including the interest and fees paid by the borrowers, in compliance with the rules provided by the Supreme People’s Court, and such costs shall be within the legally allowed annualized interest rate for private lending. The Circular 141 and subsequent rules and regulations also provide that no institution or third-party agency shall collect loans by actual or threatened violence, intimidation, insult, defamation, harassment, disseminating private information, or other ways that cause harm. In addition, the Opinions on Several Issues Concerning Handling Illegal Lending Criminal Cases, jointly promulgated by the Supreme People’s Court, the Supreme People’s Procuratorate, the Ministry of Public Security, and the Ministry of Justice on July 23, 2019, provides rules on supervision of and punishment for illegal lending, such as debt-collection by means of violence. Although we have decreased the scale of our lending businesses since the third quarter of 2019, we cannot assure you whether the funding party, loan collection agencies or other service providers we cooperate

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with charge extra fees from the borrower or conduct other behaviors in violation of the provisions of the relevant rules and regulations. The local authorities have broad discretion in interpreting, implementing and enforcing the applicable laws, rules, regulations and governmental policies, such as capital reserve ratio, the maximum amount of a single loan, limitation on operating territory, payment method of interest and fees, restrictions on financing and methods of debt collection. As a result, there are uncertainties in the interpretation, implementation and enforcement of such laws, rules, regulations and governmental policies, and occasionally, we may receive instructions issued by the local authorities on our microloan business model from time to time, or have to depend on verbal clarifications from local authorities. Therefore, if the local authorities make unfavorable interpretation, instruction or ruling against our microloan business model, or modify the local regulatory policies on microloan business in the future, our lending business might be restricted and negatively impacted.
In accordance with the relevant laws and regulations in jurisdictions in which we operate, our subsidiaries and Consolidated Affiliated Entities are required to obtain and maintain various approvals, licenses and permits necessary to operate our business from the central and/or local government, including but not limited to, business license, fund distribution license, certificate for privately-raised investment fund manager, family trust license, insurance brokerage license, and trust business license. These approvals, licenses and permits are obtained upon satisfactory compliance with, among other things, the applicable laws and regulations, which are developing and might conflict with each other. For example, pursuant to the relevant PRC laws and regulations, a company who carries out microloan business shall obtain requisite approval from local financial authority for its business operations as well as the establishment and change of its shareholding structure. Our lending business subsidiary, Noah Rongyitong (Wuhu) Microloan Co., Ltd. (“Rongyitong”), has been approved to carry out microloan business by the local government of Anhui Province. The Guidance on the Pilot Establishment of Microloan Companies, jointly promulgated by the CBRC on May 4, 2008, which was merged into the CBIRC, and the PBOC, requires that the capital contribution from one individual, entity or other association (including the capital from its related parties) to a microloan company may not exceed 10% of such company’s total registered capital. The Guidance Opinions of Finance Office of Anhui Province on Carrying out the Pilot Work of Microloan Companies promulgated on October 10, 2008 provides, however, that the shareholding percentage of the major founding shareholder shall not exceed 20% in principle, and the shareholding percentage of another shareholder and its related parties shall not exceed 10%. On October 24, 2011, the government of Anhui Province published the Opinions of Finance Office of Anhui Province on Promoting the Standardized Development of Microloan Companies across Anhui Province, which eased the restrictions on the shareholding percentage of microloan companies and provided that, when applying for the establishment of a microloan company, the shareholding percentage of the major founding shareholder shall not exceed 35% in principle, and the shareholding percentage of the major founding shareholder and its related parties in aggregate shall not exceed 50%. The Finance Office of Anhui Province, which is the competent authority for the regulation of microloan companies in Anhui Province, has approved Rongyitong for its microloan business and its initial shareholding structure in 2013, namely, Shanghai Noah Financial Services Corp. as a founding shareholder holding 35% equity interests in Rongyitong with all the shareholders of Rongyitong being its related parties. Subsequently, when Shanghai Noah Financial Services Corp. transferred its equity interests to Noah Group in 2017, Rongyitong obtained the approval from the Finance Office of Anhui Province on the change of its shareholding structure as well. The shareholding structure remains unchanged thereafter with Noah Group holding 35% equity interests in Rongyitong and all the shareholders being its related parties. As of the Latest Practicable Date, we had not received any queries or notifications from the Finance Office of Anhui Province and had not been subject to any administrative penalties or other sanctions in relation to shareholding structure of Rongyitong. As such, our PRC Legal Adviser is of the view that, Rongyitong has obtained requisite approvals for carrying out microloan business and for its current shareholding structure. However, we cannot assure you that whether we will be required to adjust Rongyitong’s shareholding structure and transfer a portion of our equity interests in Rongyitong to third parties to comply with relevant rules and regulations. If that were to occur, such transfer could affect our overall control of Rongyitong. If we fail to obtain or maintain the required licenses, permits and approvals, we may be subject to fines, confiscation of the income derived from the related business, the suspension of operations and adverse publicity arising from such non-compliance with government regulations. In addition,

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there can be no assurance that we will be able to obtain, maintain and renew all of the approvals, licenses and permits required for our business operations upon their expiration in a timely manner or at all, which may materially impact our business operations.
As of the Latest Practicable Date, our Significant Subsidiaries had obtained all material licenses, approvals and permits necessary from competent regulatory authorities for our business operations in the jurisdictions in which we operate. We renew all such permits and licenses from time to time to comply with the relevant laws and regulations. As of the Latest Practicable Date, we were not aware of any facts that would prevent us from renewing permits or licenses material to our Group.
Our business is subject to risks related to complaints, claims, controversies, regulatory actions, arbitration and legal proceedings.
We are subject to lawsuits, regulatory actions and other claims in the ordinary course of our business from time to time. In particular, we may face lawsuits, arbitrations or other claims brought by our clients who purchase investment products or services we distribute, offer or provide which turn out to be unsuitable for any reason, such as misconduct by the managers of the third-party funds, or providers of the products that we have recommended or made available to our clients, or illegal, non-compliance or unsatisfactory actions taken by third parties such as suppliers, service providers and other business partners that are outside of our control, or change of legal requirements or regulatory environment. For example, certain credit funds managed by Shanghai Gopher had invested in supply chain account receivables with respect to the sale of computer, consumer electronics and communication products by affiliates of Camsing International Holding Limited as underlying investable assets. Certain companies and individuals in connection with such supply chain account receivables were later suspected to commit fraudulent activities. Shanghai Gopher, as the fund manger, has received notices from court and arbitration tribunal concerning claims initiated by individual clients. See “Business — Legal and Administrative Proceedings — The Camsing Incident” for more information. We may also encounter claims alleging misrepresentation by our relationship managers or other employees. Moreover, we may not be able to comply with any new regulatory requirement in a timely manner or at all, and we may also be subject to regulatory actions and may encounter additional lawsuits, arbitrations or other claims from our investors. These risks may be heightened during periods when credit, equity or other financial markets are deteriorating in value or are volatile, or when clients or investors are experiencing losses.
Claims or actions brought against us may result in settlements, awards, injunctions, fines, claims and penalties or other results adverse to us, including harm to our reputation. In the event that we become subject to claims caused by actions taken or unsatisfactory performance by our suppliers, service providers or other business partners, we may attempt to seek compensation from the relevant suppliers, service providers or other business partners. However, such compensation may be limited. If no claim can be asserted against a supplier, service provider or business partner, or amounts that we claim cannot be fully recovered from the supplier, service provider or business partner, we may be required to bear such losses and compensation at our own costs. Even if we are successful in defending against these actions, we may incur significant expenses. Predicting the outcome of such matters is inherently difficult, particularly where claimants seek substantial or unspecified damages, or when legal or other proceedings are at an early stage. A substantial judgment, award, settlement, fine, or penalty may be materially adverse to our results of operations and financial condition.
We may face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.
Our business may be materially and adversely affected by the effects of natural disasters, health epidemics or other public safety concerns. For example, the outbreak of a novel strain of coronavirus (COVID-19), first reported in December 2019, has spread rapidly throughout the world. On March 11, 2020, the World Health Organization declared the outbreak a “global pandemic”. Many businesses and social activities in mainland China and other countries and regions have been seriously disrupted, including those of us, our suppliers, partners, clients and employees. The global outbreak has also caused market panic, which materially and negatively affected the global financial markets. In particular, we and our clients have experienced and may

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continue to experience limitations to face-to-face meetings due to quarantine measures and travel bans adopted by governments to contain the spread of this outbreak. In 2020, we have experienced decrease in total revenues generated from our overseas businesses and domestic value-added services as a result of the COVID-19 pandemic. In 2021, our business operation had substantially returned to normal levels. Recently, there has been an increasing number of COVID-19 cases, including the COVID-19 Delta and Omicron variant cases, in multiple cities in China. As a result, various measures, including city lockdowns, travel restrictions and stay-at-home orders, have been reinstated and we may have to adjust various aspects of our operations. The restrictions on business and social activities imposed in the affected areas such as Shanghai and Beijing since late March 2022 have negatively affected our operational efficiency to a certain extent and the overall investor sentiment, which led to a slowdown in our business and results of operations during such periods. For details of the impact of recent resurgence of regional COVID-19 outbreaks on our business, see “Recent Developments — Impact of COVID-19.” In addition, the highly-contagious Delta and Omicron variants of COVID-19 have caused authorities in various countries to reimpose restrictions such as mask mandates, curfews and prohibitions on large gatherings. There remain significant uncertainties surrounding COVID-19, including the existing and new variants of COVID-19, and its further development as a global pandemic, including the effectiveness of vaccine programs against existing and any new variants of COVID-19. The extent to which the COVID-19 outbreak may continue to adversely affect the macro-economic environment as well as our business, results of operations and financial condition remains uncertain, and will depend on future developments, including the duration, severity and reach of the COVID-19 outbreak, and actions taken to contain the outbreak or treat its impacts.
Our headquarters is located in Shanghai, where most of our management and employees currently reside. Our relationship managers are based in 84 cities in China, and various offices overseas. Consequently, if any natural disasters, health epidemics or other public safety concerns were to affect Shanghai and other locations where our offices reside in, our operation may experience material disruptions, which may materially and adversely affect our business, financial condition and results of operations. We are also vulnerable to natural disasters and other calamities. Fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events may give rise to server or service interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware, as well as adversely affect our ability to provide products and services. Our business operation could also be disrupted if any of our employees are suspected of having contracted any contagious disease or condition, since it could require our employees to be quarantined or our offices to be closed down and disinfected. All of these may have a material adverse effect on our results of operations and financial condition in the near terms. Additionally, if the outbreak persists or escalates, we may be subject to further negative impact on our business operations or financial condition.
In addition, our business, results of operations, financial conditions and prospects could also be adversely affected to the extent that any natural disasters, health epidemics and other outbreaks harms the Chinese and global economies in general.
We are subject to credit risk.
We are subject to credit risk related to accounts receivable, amounts due from related parties and loans receivable, and any significant default on our receivables could materially and adversely affect our liquidity, financial condition and results of operations. As of December 31, 2019, 2020 and 2021, our accounts receivables amounted to RMB219.6 million, RMB434.5 million and RMB808.0 million (US$126.8 million), respectively, our amounts due from related parties amounted to RMB548.7 million, RMB520.2 million and RMB451.4 million (US$70.8 million), respectively, and our loans receivable amounted to RMB654.1 million, RMB418.9 million and RMB595.8 million (US$93.5 million). We may not be able to collect all such receivables due to a variety of factors that are beyond our control. For example, fund investors may not satisfy their contractual obligation to fund capital calls when requested by Gopher or other fund managers of the funds. This may result in shortfalls in capital and may affect the ability of our funds to consummate investments and adversely affect our ability to receive service fees and other income. If we are not able to effectively manage the credit risk associated with our receivables, or if one or more counterparties run into financial difficulties, this

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could result in losses for us. The performance of our funds may also be affected by credit risk, which could have an adverse effect on our income.
Fluctuation of fair value change of short-term and long-term investments that we made and valuation uncertainty of other long-term investments measured at fair value due to the use of unobservable inputs may adversely affect our financial condition, results of operations, and prospects.
From time to time, we purchase short-term investments, which mainly include held-to-maturity investments, available-for-sale investments, trading debt securities and investments held by consolidated investment funds measured at fair value, and long-term investments, which consist of investments in several private equity funds as a limited partner and equity investments of common shares of several companies. The methodologies that we use to assess the fair value of the short-term and long-term investments involve a significant degree of management judgment and are inherently uncertain. We are exposed to credit risks in relation to our short-term and long-term investments, which may adversely affect the net changes in their fair value. As of December 31, 2019, 2020 and 2021, we had short-term investments of RMB671.3 million, RMB114.9 million and RMB92.8 million (US$14.6 million), and long- term investments of RMB881.1 million, RMB536.4 million and RMB668.6 million (US$104.9 million), respectively. In addition, certain of our other long-term investments are measured at fair value with significant unobservable inputs used in the valuation techniques. Changes in any of these unobservable inputs may result in changes of the valuation of our other long-term investments measured at fair value, which leads to uncertainty in accounting estimation. We cannot assure you that market conditions will create gains on our short-term and long-term investments or we will not incur any fair value losses or impairment losses on our short-term and long-term investments in the future. If we incur such fair value losses or impairment losses, our financial condition, results of operations, and prospects may be adversely affected.
We are subject to risk of recoverability of deferred tax assets.
We recorded deferred tax assets of RMB167.4 million, RMB224.2 million, RMB335.9 million (US$52.7 million), respectively, as of December 31, 2019, 2020 and 2021. We periodically assess the probability of the realization of deferred tax assets, using significant judgments and estimates with respect to, among other things, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry forward periods, our experience with tax attributes expiring unused and tax planning alternatives. Our ability to realize deferred tax assets depends on the ability to generate sufficient taxable income within the carry forward periods provided for in the tax law. Any changes in management’s judgment as well as our future taxable profits and tax planning strategies would affect the carrying amounts of deferred tax assets to be recognized and the recoverability of deferred tax assets recognized in our consolidated financial statements, and therefore could materially and adversely affect our financial condition and results of operation in future years.
Our investments in affiliates may not be successful and we may incur significant losses or be subject to liquidity risk as a result.
Our investments in affiliates primarily consist of (i) investments in affiliated companies, over which we had significant influence generally through an ownership interest of 20% or higher, but not considered as control, and (ii) investments in funds that we served as general partner or fund manager, including Gopher Transform Private Fund, real estate funds and real estate funds of funds, private equity funds of funds, and other public securities funds of funds. We may not be successful in achieving the strategic objective upon which any given investment or joint venture is premised, and we could lose all or part of our investment. As of December 31, 2019, 2020 and 2021, we recorded investments in affiliates of RMB1,272.3 million, RMB1,264.7 million and RMB1,402.1 million (US$220.0 million), respectively. We recognized impairment losses on investments in affiliates of nil, RMB38.2 million and nil for the years ended December 31, 2019, 2020 and 2021, respectively, which were recorded as income from equity in affiliates in the consolidated statements of operations. Therefore, any such losses may have a material adverse effect on our results of operations, and in particular, our net income or loss.

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In addition, our investments in affiliates are relatively illiquid as there is no cash flow until proceeds from the disposal of investments and payments of dividends, among others, have been received. We cannot predict whether such entities will declare any dividends or make any other distributions to us. Therefore, the illiquidity nature of our investments in affiliates may limit our ability to respond to adverse changes in the performance of such investees and subject us to liquidity risk, which may in turn materially and adversely affect our financial condition and result or operations.
The government subsidies received by us during the Track Record Period were non- recurring in nature.
For the years ended December 31, 2019, 2020 and 2021, certain government subsidies of RMB89.3 million, RMB113.4 million and RMB115.9 million (US$18.2 million), respectively, were granted to us as incentives for our investing and operating in certain local districts in the PRC. These government subsidies are non-recurring in nature and the amounts of these subsidies were subject to the discretion of local governments and there were no fulfilled conditions or contingencies. There is no assurance that we will receive such government subsidies for future financial years. For more information on the government subsidies, see Note 2 to the Accountant’s Report in Appendix IA to this document.
Risks Related to Corporate Structure
We are a Cayman Islands holding company primarily operating in China through our subsidiaries and Consolidated Affiliated Entities, including Noah Investment with which we have maintained Contractual Arrangements and its subsidiaries in the PRC. Investors thus are not purchasing, and may never directly hold, equity interests in the Consolidated Affiliated Entities. There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to such agreements that establish the Contractual Arrangements for a portion of our Company’s China operations, including potential future actions by the PRC government, which could affect the enforceability of the Contractual Arrangements with Noah Investment and its subsidiaries and, consequently, significantly affect the financial condition and results of operations of our Company. If the PRC government finds that such agreements do not comply with PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in Noah Investment and its subsidiaries or forfeit its rights under the Contractual Arrangements.
We operate our domestic asset management business under the Contractual Arrangements. In our domestic asset management business, we act as the general partner of relevant investment funds which investment portfolio includes, among others, investments in third-party managed funds and equity investments into private companies. The PRC government regulates certain businesses through strict business licensing requirements and laws and regulations, including restrictions on foreign investment. These third-party managed funds or investee companies may target or operate certain businesses that are subject to foreign investment restrictions, which may require that investors shall not be foreign-invested enterprises (“FIEs”) or their foreign ownership percentage shall be limited to a specified ceiling to the extent permitted by relevant foreign investment regulations. We adopted the Contractual Arrangements because if we were to conduct our domestic asset management business through our PRC subsidiaries which are FIEs, we may lose the accessibility to the investments in certain businesses that are subject to foreign investment restrictions. Therefore, we rely on the Contractual Arrangements that we entered into with Noah Investment and its shareholders to carry out our domestic asset management business.
The Contractual Arrangements with Noah Investment and its shareholders enable us to (1) have power to direct the activities that most significantly affect the economic performance of Noah Investment and its subsidiaries; (2) receive substantially all of the economic benefits from Noah Investment and its subsidiaries in consideration for the services provided by Noah Group; and (3) have an exclusive option to purchase all or part of the equity interests in Noah Investment when and to the extent permitted by PRC law, or request any existing shareholder of Noah Investment to transfer any or part of the equity interests in Noah Investment to another PRC person or entity designated by us at any time at our discretion. Because of the Contractual Arrangements, we are the primary beneficiary of Noah Investment and its subsidiaries and hence treat them

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as our Consolidated Affiliated Entities and consolidate their results of operations into ours. In addition, we hold the required licenses and permits necessary to conduct our asset management business in China through our Consolidated Affiliated Entities. Investors of our Shares and/or ADSs are not purchasing equity interest in our Consolidated Affiliated Entities in China but instead are purchasing equity interest in a Cayman Islands holding company with no direct equity ownership of our Consolidated Affiliated Entities. For further details on the Contractual Arrangements, see “History and Corporate Structure — Contractual Arrangements.”
One of the shareholders of Noah Investment ceased to be a PRC citizen in 2018. According to the provisions of the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (Revised in 2009) issued by the MOFCOM on June 22, 2009, the change of nationality of a shareholder of a domestic company who is a natural person will not cause the company to cease to be deemed a domestic company. However, if the funds for which we have been acting, or will act as the general partner or fund manager invest into other equity investment funds or investee companies in China, it is possible that these funds or investee companies may be recognized by PRC governmental authorities as having foreign ultimate beneficiaries. This may result in violation of foreign investment restrictions by these funds or investee companies or limit our potential investment opportunities due to restrictions on foreign investments in certain industries in China, thus adversely affect our domestic asset management business.
We believe that our corporate structure and the Contractual Arrangements do not result in a violation of the current applicable PRC laws and regulations. Our PRC Legal Adviser, based on its understanding of PRC laws and regulations currently in effect, is of the opinion that each of the contracts under the Contractual Arrangements among our wholly-owned PRC subsidiary, Noah Group, Noah Investment, and its shareholders, is valid, legal and binding in accordance with its terms. However, we have been further advised by our PRC Legal Adviser that as there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations and relevant regulatory measures concerning the foreign investment restrictions and administrative licenses and permits related to various underlying industries, there can be no assurance that the PRC government authorities or courts, or other authorities that regulate the industries that our funds are directly or indirectly investing into, would agree that our corporate structure or any of the contracts under the Contractual Arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. PRC laws and regulations governing the legality, validity and enforceability of the Contractual Arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations.
If our corporate structure and the Contractual Arrangements are deemed by relevant regulatory authorities to be illegal, either in whole or in part, we may lose control of our Consolidated Affiliated Entities and have to modify such structure to comply with regulatory requirements. However, there can be no assurance that we can achieve this without material disruption to our business. Further, if our corporate structure and the Contractual Arrangements are found to be in violation of any existing or future PRC laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such violations, including:
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revoking our business and operating licenses;

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levying fines on us;

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confiscating any of our income that they deem to be obtained through illegal operations;

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shutting down our services;

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discontinuing or restricting our operations in China;

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imposing conditions or requirements with which we may not be able to comply;

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requiring us to change our corporate structure and the Contractual Arrangements;

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restricting or prohibiting our use of the [REDACTED] from overseas [REDACTED] to finance our Consolidated Affiliated Entities’ business and operations; and

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taking other regulatory or enforcement actions that could be harmful to our business.

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As of the Latest Practicable Date, we had not encountered any interference or encumbrance from any PRC regulators in operating our business through our Consolidated Affiliated Entities under the Contractual Arrangements. However, new PRC laws, rules and regulations may be introduced to impose additional requirements that may be applicable to our corporate structure and the Contractual Arrangements. Occurrence of any of these events could materially and adversely affect our business, financial condition and results of operations. In addition, if the imposition of any of these penalties or requirement to restructure our corporate structure causes us to lose the rights to direct the activities of our Consolidated Affiliated Entities or our right to receive its economic benefits, we would no longer be able to consolidate the financial results of our Consolidated Affiliated Entities in our consolidated financial statements.
If we exercise the option to acquire equity ownership of Noah Investment, the ownership transfer may subject us to certain limitations and substantial costs.
Pursuant to the Contractual Arrangements, Noah Group or its designated person(s) has the exclusive option to elect to purchase at any time, when permitted by the then applicable PRC laws, all or any part of the equity interests in Noah Investment from its shareholder. The transfer price of the relevant equity interest shall be the minimum purchase price permitted under PRC law or a higher price as otherwise agreed by Noah Group. In the event that Noah Group exercises the options under the Exclusive Option Agreement to acquire the equity interests in Noah Investment, the equity transfer price may be subject to review and tax adjustment by the relevant tax authority. Such tax amounts could be substantial and our financial condition may be adversely affected as a result.
Risks Related to Doing Business in China
Our ADSs may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect auditors who are located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections.
The Holding Foreign Companies Accountable Act (the “HFCA Act”) was enacted on December 18, 2020. The HFCA Act states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over the counter trading market in the U.S. On December 2, 2021, the SEC finalized its rules under the HFCA Act that set forth submission and disclosure requirements for commission-identified issuers identified under the HFCA Act, specify the processes by which the SEC will identify and notify commission-identified issuers, and implement trading prohibitions after three consecutive years of identification.
On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. The PCAOB identified our auditor as one of the registered public accounting firms that the PCAOB is unable to inspect or investigate completely. On April 12, 2022, we were identified by the SEC under the HFCA Act as having filed audit reports issued by a registered public accounting firm that cannot be inspected or investigated completely by the PCAOB in connection with our filing of the annual report on Form 20-F for the fiscal year ended December 31, 2021. On April 13, 2022, we made a press release where we provided an update on our status under the HFCA Act. Based on our discussions with our U.S. legal advisor and our understanding that the SEC’s role at this stage of the process is solely to identify issuers that have used such PCAOB-identified public accounting firms to audit their financial statements and a company will be delisted from a U.S. stock exchange only if the company has been identified by the SEC for three consecutive years due to PCAOB’s inability to inspect or investigate its auditor under the HFCA Act, we believe such initial identification would not affect, among others, our track record of good regulatory compliance of at least five full financial years on the NYSE, as required by Criteria A under Rule 19C.05A of the Hong Kong Listing Rules. As of the Latest Practicable Date, over 140 China-based U.S.

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listed companies were identified by the SEC as commission-identified issuers, including the vast majority of those that had been listed under Chapter 19C of the Hong Kong Listing Rules. According to the latest statements from the SEC, there have been ongoing and productive discussions between Chinese and U.S. authorities regarding audit inspection and investigations to reach an agreement. Based on the foregoing, our Directors are of the view that being listed as a commission-identified issuer by the SEC has no immediate impact to our business operations, our ability to maintain our listing status on the NYSE and pursue the proposed [REDACTED], or the Group as a whole before April 30, 2024, the filing due date of our financial statements on the annual report on Form 20-F for the year ending December 31, 2023.
Whether the PCAOB will be able to conduct inspections of our auditor before the issuance of our financial statements on the annual report on Form 20-F for the year ending December 31, 2023 which is due by April 30, 2024, or at all, is subject to substantial uncertainty and depends on a number of factors out of our, and our auditor’s, control. If the PCAOB and Chinese authorities cannot reach an agreement timely and our ADSs are prohibited from trading in the United States, there is no certainty that a market for our shares will develop outside of the United States. Such a prohibition would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would materially and adversely affect our business, financial condition, and prospects.
On June 22, 2021, the U.S. Senate passed a bill which would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two. On February 4, 2022, the U.S. House of Representatives passed a bill which contained, among other things, an identical provision. If this provision is enacted into law and the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act is reduced from three years to two, then our shares and ADSs could be prohibited from trading in the United States in 2023.
The approval of or filing with the CSRC or other PRC government authorities may be required in connection with this offering under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.
On July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council issued the Opinions on Strictly Cracking Down Illegal Securities Activities in accordance with the Law (the “Opinions on Securities Activities”), which announced the plans to take effective measures to enhance the administration over illegal securities activities and the supervision on the offering and listing of PRC domestic companies in an overseas market, including promoting the construction of relevant regulatory systems.
On December 24, 2021, the CSRC promulgated the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (the “Draft Overseas Listing Administration Provisions”), and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (the “Draft Overseas Listing Filing Measures”), which, if become effective, require that a PRC domestic company that seeks to offer and list securities in an overseas market, whether through direct or indirect form, to file the required documents with the CSRC within three working days after such application for overseas offering and listing is submitted, and stipulate certain circumstances under which the overseas offering and listing would be prohibited, as well as the measures taken by the CSRC if a PRC domestic company falls into any of such circumstances prior to the overseas offering and listing, such as imposing a postponement or termination of the proposed overseas offering and listing, and canceling the corresponding filing on the conditions that the proposed overseas offering and listing application documents have been filed. See also “Regulations — Regulations on Securities Offering and Listing Outside of the PRC.” As of the Latest Practicable Date, the Draft Overseas Listing Administration Provisions and the Draft Overseas Listing Filing Measures were released for public comments and the final version and effective date of such regulations are subject to change with substantial uncertainty. If the Draft Overseas Listing Administration Provisions and the Draft Overseas Listing Filing Measures

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become effective in their current forms, issuers like us with contractual arrangements seeking for overseas offering and listing may be required to obtain the approval from or complete the filing procedures with the CSRC. Our Directors and PRC Legal Adviser are of the view that, as long as we comply with all relevant legal requirements, take all necessary steps, and submit all relevant materials in accordance with the Draft Overseas Listing Administration Provisions and the Draft Overseas Listing Filing Measures, there will not be material legal impediment to obtaining the approval from or completing the filing procedures with the CSRC for the [REDACTED]. This view is on the basis that, although the implementation of the Draft Overseas Listing Administration Provisions and the Draft Overseas Listing Filing Measures, if adopted in their current forms, will be subject to the discretion and interpretation of the CSRC, we are not aware of any major issues that would cause this [REDACTED] to be deemed to have violated Article 7 of the Draft Overseas Listing Administration Provisions that prohibits overseas offerings and listings under certain circumstances. However, as the filing requirements are subject to change with substantial uncertainty, we cannot assure you that we will be able to complete all filing requirements that may be implemented under the proposed regulatory regime in time or at all.
On 14 November 2021, the Cyberspace Administration of China (the “CAC”) publicly solicited opinions on the Regulations on Network Data Security Management (Draft for Comments), according to which, data processors seeking a public listing in Hong Kong that affect or may affect national security shall apply for cybersecurity review. On December 28, 2021, the Revised Cybersecurity Review Measures was released, which stipulate, among others, that any online platform operator holding personal information of over one million users that intends to apply for overseas listing shall apply for a cybersecurity review. See also “— Risks Related to Our Business — Our business is subject to various evolving PRC laws and regulations regarding data privacy and cybersecurity. Failure of cybersecurity and data privacy concerns could subject us to penalties, damage our reputation and brand, and harm our business and results of operations.”
Furthermore, the PRC governmental authorities may have wide discretion on the interpretation and enforcement of the foregoing regulations, and we cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on this offering. If it is determined in the future that approvals, filings, registrations or other kind of governmental authorisation from the CSRC or other PRC governmental authorities are required for this offering, it is uncertain whether we can or how long it will take us to obtain such authorisation, and whether any such authorisation could be rescinded. Any failure to obtain or delay in obtaining such authorisation for this offerings, or a rescission of any such authorization if obtained by us, may subject us to regulatory actions or other sanctions from the CSRC or other PRC governmental authorities, which may have a material adverse effect on our business, financial condition or results of operations.
Our business is subject to various evolving PRC laws and regulations regarding data privacy and cybersecurity. Failure of cybersecurity and data privacy concerns could subject us to penalties, damage our reputation and brand, and harm our business and results of operations.
We face significant challenges with respect to cybersecurity and data privacy, including the receipt, processing, storage, and transmission of the data of our clients and others, much of which is confidential. We are subject to various regulatory requirements relating to cybersecurity and data privacy, including, without limitation the PRC Cybersecurity Law (the “Cybersecurity Law”). The Cybersecurity Law requires, among others, a network operator to adopt technical measures and other necessary measures to safeguard the safety and stability of network operations, effectively respond to network security incidents, prevent illegal and criminal activities, and maintain the integrity, confidentiality and availability of network data. The Cybersecurity Law also reaffirms certain basic principles and requirements on personal information protection.
Regulatory requirements on cybersecurity and data privacy are constantly evolving and can be subject to varying interpretations or significant changes, resulting in uncertainties about the scope of our responsibilities in that regard. For example, on June 10, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Data Security Law (the “Data Security Law”), which took effect on September 1, 2021.

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The Data Security Law applies to data processing activities, including the collection, storage, use, processing, transmission, availability and disclosure of data, and security supervision of such activities within the territory of the PRC. According to the Data Security Law, whoever carries out data processing activities shall establish a sound data security management system throughout the whole process, organize data security education and training, and take corresponding technical measures and other necessary measures to ensure data security. The Data Security Law provides a national data security review system, under which data processing activities that affect or may affect national security shall be reviewed, and prohibits any individual or entity in China from providing data stored in PRC to foreign judicial or law enforcement departments without the approval of competent PRC authorities. In Addition, the Personal Information Protection Law of the PRC (the “Personal Information Protection Law”), issued on August 20, 2021 by the SCNPC, further details the general rules and principles on personal information processing and further increases the potential liability of personal information processor. We have implemented internal policies to safeguard our clients’ personal information in accordance with the legal requirements under the Personal Information Protection Law, which specify, among others, the requirements regarding identification and classification of personal information, measures on collection, storage, processing, use, transmission, provision, disclosure and deletion of personal information, mechanism to ensure individual’s rights with respect to their privacy, and security incident response mechanisms. We have also adopted policies on personal information protection impact assessment (the “IPIA”), pursuant to which we would conduct assessment on our personal information processing activities that involve greater risks, such as when processing sensitive personal information. In addition, to inform our clients about how their personal information is processed as required by relevant laws, we have formulated our own privacy policies that are embedded with our mobile applications and websites. We have also made great efforts to deploy various cybersecurity techniques to improve our privacy and data security systems and processes. See also “Business — Privacy and Data Security.” Even though we have already taken necessary organizational and technical measures in accordance with applicable legal requirements to protect the safety of our network facilities and the data processed by us, we may still face risks inherent in handling and protecting large volumes of data, including protecting the data temporarily hosted in our system, detecting and prohibiting unauthorized data sharing and transfers, preventing attacks on our system by outside parties, foiling any fraudulent behavior or improper use by our employees, and maintaining and updating our database. Any system failure, security breach or attempts by third parties to illegally obtain the data that results in any actual or perceived release of client data could damage our reputation and brand, deter current and potential clients from using our services, affect our business and results of operations, and expose us to potential legal liability.
The Regulations on Network Data Security Management (Draft for Comments) (the “Draft Network Data Regulations”) was released by CAC on November 14, 2021. According to the Draft Network Data Regulations, data processors seeking a public listing in Hong Kong that affect or may affect national security are required to apply for cybersecurity review. The CAC has solicited comments on this draft until December 13, 2021, however, as of the Latest Practicable Date, the Network Data Regulations had not yet been formally adopted and there is no timetable as to when it will be enacted. As such, substantial uncertainties exist with respect to the enactment timetable, final content, interpretation and implementation, including the standards for determining whether a listing in Hong Kong “affects or may affect national security”. We cannot assure you that relevant governmental authorities will not interpret the laws and regulations in ways that may negatively affect us. At this stage, we are unable to predict the possible consequences of these drafts, if any, and we are monitoring and assessing the rulemaking process closely. Any failure, or perceived failure to maintain the security of our user data or to comply with applicable PRC privacy, data security and personal information protection laws and obligations may result in civil or regulatory liability, including governmental or data protection authority enforcement actions and investigations, fines, penalties, enforcement orders requiring us to cease operating in a certain way, litigation, or adverse publicity, and may require us to expend significant resources in responding to and defending allegations and claims. If our [REDACTED] is considered a [REDACTED] in Hong Kong that affects or may affect national security, we may be required to apply for cybersecurity review, but there can be no assurance that we are able to obtain approval from the regulatory authorities in a timely manner, or at all. Any failure to obtain such approval or clearance from the regulatory authorities could materially constrain our liquidity and have a material adverse impact on our business operations and financial results, especially if we need additional capital or financing.

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As announced by the CAC, the substantive cybersecurity review work is delegated to the China Cybersecurity Review Technology and Certification Center (the “Center”). According to our consultation with the Center on whether we are subject to cybersecurity review in respect of the [REDACTED] pursuant to Article 13 of the Draft Network Data Regulations. As confirmed during the consultation, since the Draft Network Data Regulations are only drafts for comments and not currently in effect, we are not required to apply for cybersecurity review under the current regulatory regime. As of the Latest Practicable Date, the Draft Network Data Regulations had not been formally promulgated.
If the Draft Network Data Regulations become effective in its current form, our PRC Legal Adviser does not foresee any material legal impediment for us to complying with the Draft Network Data Regulations on the basis that, we have implemented internal policies on personal information protection, data security management and cybersecurity management to ensure compliance relevant laws and regulations. We also have a dedicated team responsible for cybersecurity and data security management by taking stringent technical measures to safeguard our technology infrastructure. As of the Latest Practicable Date, we had not been subject to any material administrative penalties, mandatory rectifications, or other sanctions by any competent regulatory authorities in relation to cybersecurity and data protection, nor had there been any material cybersecurity and data protection incidents with respect to personal information leakage, violation of data protection laws and regulations or investigation or other legal proceeding against us in this regard. In anticipation of the Draft Network Data Regulations to become effective in the future, we have studied the specific requirements under the Draft Network Data Regulations and will proactively implement various measures to ensure timely compliance, including thoroughly reviewing our business practices and operational policies, improving our privacy policies and service agreements, and, if required, filing important data and submitting relevant data security assessment report with competent authorities. We will closely monitor the legislative and regulatory development in connection with cybersecurity and data protection, including the Draft Network Data Regulations and the interpretation or implementation rules of laws and regulations of cybersecurity and data protection, proactively maintain communications with relevant authorities, and adjust and enhance our data practices in a timely manner to ensure compliance once the regulations come into effect.
On December 28, 2021, Measures for Cybersecurity Review was issued by CAC jointly with other governmental authorities, which took effect on February 15, 2022. Under the Measures for Cybersecurity Review, the procurement of network products and services by critical information infrastructure operators and the data processing activities conducted by network platform operators which affect or may affect national security shall be subject to cybersecurity review. Besides, according to Article 7 of the Measures for Cybersecurity Review, a network platform operator who processes the personal information of more than one million users and is seeking for listing in a foreign country must apply for a cybersecurity review. In addition, according to Article 16 of the Measures for Cybersecurity Review, member organizations of the cybersecurity review working mechanism (the “Working Members”) may initiate cybersecurity review towards network products, network services, and data processing activities ex officio, which means we may be also subject to cybersecurity review when the Working Members initiate such cybersecurity review ex officio.
Based on Measures for Cybersecurity Review, cybersecurity review shall focus on the assessment of a number of national security risk factors of the relevant object or situation, including but not limited to, risks of any illegal control or supply chain interruption of critical information infrastructure, and risks of illegal use or cross-border transmission of data. As advised by our PRC Legal Adviser, we should not be deemed as an operator of critical information infrastructure and the network products and services purchased and used by us are general network products and services in the market, and there is no obvious risk of supply chain interruption. We have not received any material queries or notifications from the CAC or other PRC governmental authorities and have not been subject to any material administrative penalties or other sanctions by any competent regulatory authorities in relation to cybersecurity, data and personal information protection. There has been no material cybersecurity or data protection incidents with respect to data or personal information theft, leakage, damage or loss. Our data will be transferred to recipients located in regions and countries outside the territory of mainland China, such as Hong Kong and the United States. However, since we process less than one million users’ personal information and transmit an insignificant number of users’ personal information to overseas recipients, the possibility for us to apply to the CAC for cybersecurity review

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is relatively low. Besides, we have taken necessary technical and organizational measures to protect the security of the data being transferred abroad, including using data encryption to secure personal information when it is in transit. We have also established a basic cybersecurity and data protection system pursuant to the Cybersecurity Law, the Data Security Law, the Personal Information Protection Law and other relevant laws and regulations.
Further, we consulted with the Center on whether we are required to apply for cybersecurity review in respect of the [REDACTED] under the Measures for Cybersecurity Review. According to the consultation, Article 7 of the Measures for Cybersecurity Review applies to network platform operators that intend to list in a foreign country, and our [REDACTED] in Hong Kong shall not be considered as a [REDACTED] in a foreign country.
As such, our PRC Legal Adviser is of the view that we are not required to apply for a cybersecurity review pursuant to Article 7 of the Measures for Cybersecurity Review. However, we cannot completely exclude the risks of being required to apply for cybersecurity review in consideration of the provisions of the Draft Network Data Regulations and Article 16 of the Measures for Cybersecurity Review. According to the Draft Network Data Regulations, if our [REDACTED] is considered a [REDACTED] in Hong Kong that affects or may affect national security, we may be required to apply for cybersecurity review. There can be no assurance that we are able to obtain approval from the regulatory authorities in a timely manner, or at all, when we are required to apply for cybersecurity review. Any failure to obtain such approval or clearance from the regulatory authorities could materially constrain our liquidity and have a material adverse impact on our business operations and financial results, especially if we need additional capital or financing.
Risks Related to Our ADSs, Shares and the [REDACTED]
As a company [REDACTED] under Chapter 19C, we adopt different practices as to certain matters as compared with many other companies listed on the Hong Kong Stock Exchange.
As we are [REDACTED] under Chapter 19C of the Hong Kong Listing Rules, we will not be subject to certain provisions of the Hong Kong Listing Rules pursuant to Rule 19C.11, including, among others, rules on notifiable transactions, connected transactions, share option schemes and content of financial statements as well as certain other continuing obligations. In addition, in connection with the [REDACTED], we have applied for a number of waivers and/or exemptions from strict compliance with the Hong Kong Listing Rules, the Companies (Winding Up and Miscellaneous Provisions) Ordinance, the Takeovers Code and the SFO. As a result, we will adopt different practices as to those matters as compared with other companies listed on the Hong Kong Stock Exchange that do not enjoy those exemptions or waivers. For additional information, see “Waivers and Exemptions.” Shareholders will not have the benefit of the Hong Kong Listing Rules that are so waived. There is no assurance that the Hong Kong Stock Exchange or SFC will not revoke any of these waivers granted or impose certain conditions on any of these waivers. If any of these waivers were to be revoked or to be subject to certain conditions, we may be subject to additional compliance obligations and incur additional compliance costs, all of which could materially and adversely affect us and our Shareholders.
Our Articles of Association are specific to us and include certain provisions that may be different from the requirements under the Hong Kong Listing Rules and common practices in Hong Kong. For example, Rule 19C.07(7) of the Hong Kong Listing Rules provides that the minimum stake required to convene an extraordinary general meeting and add resolutions to a meeting agenda must not be higher than 10% of the voting rights, on a one vote per share basis, in the share capital of a Qualifying Issuer, but our Articles of Association do not provide such a provision. We will put forth a resolution at or before our next annual general meeting to be held after the [REDACTED] to revise our Articles of Association to comply with Rule 19C.07(7) of the Hong Kong Listing Rules. The next annual general meeting after the [REDACTED] is expected to be held in the fourth quarter of this year.
Furthermore, if 55% or more of the total worldwide trading volume, by dollar value, of our ADSs and Shares over our most recent fiscal year takes place on the Hong Kong Stock Exchange, the Hong Kong Stock Exchange will regard us as having a dual primary listing in Hong Kong and we will no longer enjoy certain

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exemptions or waivers from strict compliance with the requirements under the Hong Kong Listing Rules, the Companies (Winding Up and Miscellaneous Provisions) Ordinance, the Takeovers Code and the SFO, which could result in us having to amend our corporate structure and Articles of Association and our incurring of incremental compliance costs.
The market price for our ADSs may continue to be, and the market price of our Shares can be, volatile.
The trading prices of our ADSs have been, and are likely to continue to be, volatile and could fluctuate widely due to factors beyond our control. The trading prices of our Shares, likewise, can be volatile for similar or different reasons. The trading prices of our ADSs ranged from US$28.58 to US$52.77 in 2021. In addition, securities markets may from time to time experience significant price and volume fluctuations that may or may not relate to our operating performance, which may have a material and adverse effect on the market price of our Shares and/or ADSs. In particular, volatility in the PRC stock markets in the last few years has resulted in some volatility in the trading prices of most China-based companies whose shares are traded in Hong Kong and/or the United States. The market price for our Shares and/or ADSs is likely to be highly volatile and subject to wide fluctuations in response to factors including the following:
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variation in our revenues, earnings, cash flow and data related to our user base or user engagement;

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regulatory developments in our target markets affecting us, our clients or our competitors;

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announcements of studies and reports relating to the quality of our products and services or those of our competitors;

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changes in the performance or market valuations of other companies in the industries in which we operate;

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actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

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changes in financial estimates by securities research analysts;

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detrimental adverse publicity about us or our industry

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conditions in the industries in which we operate;

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announcements by us or our competitors of new services, investments, acquisitions, strategic relationships, joint ventures or capital commitments;

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addition or departure of key personnel;

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fluctuations of exchange rates between the Renminbi and the U.S. dollar;

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release or expiry of transfer restrictions on our outstanding ordinary shares or ADSs;

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sales or perceived potential sales of additional ordinary shares or ADSs; and

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potential litigation or regulatory investigations.

In addition, the market prices for China-based companies listed in the United States and/or Hong Kong have experienced volatility that might have been unrelated to the operating performance of such companies. The substantial declines in the market prices of the securities of China-based companies may affect the attitudes of investors toward Chinese companies listed in Hong Kong and/or the United States in general, which consequently may impact the market price of our Shares and/or ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inappropriate corporate governance practices or corporate structure, fraudulent accounting or other matters of some China-based companies may also negatively affect the attitudes of investors towards China-based companies in general, including us, regardless of whether we have engaged in any inappropriate activities.
The global financial crisis and the ensuing economic recessions in many countries have contributed and may continue to contribute to extreme volatility in the global stock markets, such as the large declines in share

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prices in the United States, mainland China, Hong Kong and other jurisdictions at various times since 2008. These broad market and industry fluctuations may adversely affect the prices of our Shares and/or ADSs, regardless of our operating performance. In the past, shareholders of a public company have often instituted securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.
The volatility resulting from any of the above factors may affect the price at which you could sell the Shares or ADSs.
There is no assurance if and when we will pay dividends in the future. Therefore, you should not rely on an investment in our Shares and/or ADSs as a source of future dividend income.
Our board of directors has complete discretion as to whether to distribute dividends, subject to our Articles of Association and Cayman Islands law. In addition, our shareholders by ordinary resolution may declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either profit or share premium amount, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. We may not declare any dividend in the future, and even if we do so, any future dividend may be less than those historically declared. Therefore, you should not rely on an investment in our Shares and/or ADSs as a source of future dividend income. Accordingly, the return on your investment in our Shares and/or ADSs will likely depend entirely upon any future price appreciation of our Shares and/or ADSs. There is no guarantee that our Shares and/or ADSs will appreciate in value or even maintain their current price.
Substantial future sales or perceived potential sales of our shares in the public market could cause the price of our Shares and/or ADSs to decline.
Additional sales of our Shares and/or ADSs in the public market, or the perception that these sales could occur, could cause the market price of our Shares and/or ADSs to decline. Some Shares outstanding after the [REDACTED] will be available for sale, upon the expiration of the lock-up periods (if applicable to such holder), subject to volume and other restrictions as applicable under Rules 144 and 701 under the U.S. Securities Act. Any or all of these ordinary shares may be released prior to the expiration of the applicable lock-up period at the discretion of the designated representatives. To the extent a substantial amount of Shares are released before the expiration of the applicable lock-up period and sold into the market, the market price of our Shares and/or ADSs could decline significantly. The remaining Shares outstanding are available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the U.S. Securities Act.
Certain holders of our Shares have the right to cause us to register under the U.S. Securities Act the sale of their shares. Registration of these shares under the U.S. Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the U.S. Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the form of ADSs in the public market could cause the price of Shares and/or ADSs to decline.

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Techniques employed by short sellers may drive down the trading price of our ordinary shares and/or ADSs.
Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third-party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the market.
Public companies listed in the United States that have substantially all of their operations in China have been the subject of short selling. Much of the scrutiny and negative publicity has centered on allegations of a lack of effective internal control over financial reporting resulting in financial and accounting irregularities and mistakes, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result, many of these companies are now conducting internal and external investigations into the allegations and, in the interim, are subject to shareholder lawsuits and/or SEC enforcement actions.
It is not clear what effect such negative publicity could have on us. If we were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business operations and shareholder’s equity, and any investment in our ordinary shares and/or ADSs could be greatly reduced or rendered worthless.
If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our Shares and/or ADSs, the market price for our Shares and/or ADSs and trading volume could decline.
The trading market for our Shares and/or ADSs will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade our Shares and/or ADSs, the market price for our Shares and/or ADSs would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our Shares and/or ADSs to decline.
Our Memorandum and Articles contain provisions that could discourage a third party from seeking to obtain control of our company, which could adversely affect the interests of holders of our Shares and ADSs by limiting their opportunities to sell them at a premium.
Our Memorandum and Articles contain certain provisions that could limit the ability of others to acquire control of our company, including provisions that grant to our board of directors the authority to establish and issue from time to time one or more series of preferred shares, and to designate the price, rights, preferences, privileges and restrictions of such preferred shares, without any further vote or action by our shareholders and to determine, with respect to any series of preferred shares, the terms and rights of that series which may be greater than the rights of our Shares. The provisions could have the effect of depriving holders of our Shares or ADSs of the opportunity to sell their Shares or ADSs at a premium over the prevailing market price by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transactions.

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The voting rights of holders of our ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct the voting of the underlying shares represented by your ADSs.
Holders of our ADSs may not have the same voting rights as the holders of our Shares. Except as described in this document and in the deposit agreement for the ADSs, holders of our ADSs will not be able to exercise voting rights attaching to the shares represented by our ADSs on an individual basis. Holders of our ADSs will appoint the depositary or its nominee as their representative to exercise the voting rights attaching to the shares represented by the ADSs. Holders of our ADSs may not receive voting materials in time to instruct the depositary to vote, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.
Under the deposit agreement, if holders of our ADSs do not give voting instructions to the depositary as to how to vote the underlying shares represented by their ADSs, the depositary will give a discretionary proxy to a person designated by us to vote the shares represented by their ADSs at shareholders’ meetings unless:
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we have failed to timely provide the depositary with notice of meeting and related voting materials;

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we have instructed the depositary that we do not wish a discretionary proxy to be given;

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we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;

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a matter to be voted on at the meeting would have a material adverse impact on shareholders; or

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the voting at the meeting is to be made by show of hands.

The effect of this discretionary proxy is that if holders of our ADSs fail to give voting instructions to the depositary as to how to vote the underlying shares represented by their ADSs at any particular shareholders’ meeting, they cannot prevent such shares represented by their ADSs from being voted at that meeting, except under the circumstances described above. This may make it more difficult for shareholders to influence the management of our company. Holders of our Shares are not subject to this discretionary proxy.
Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings and you may not receive cash dividends if it is impractical to make them available to you.
We may from time to time distribute rights to our shareholders and other parties, including rights to acquire our securities. For instance, in connection with the settlement of the Camsing Incident, we voluntarily made an ex gratia settlement offer to affected clients. An affected client accepting the offer shall receive restricted share units, which upon vesting will become Shares of our company. The maximum number of Shares to be issued by our company to these settled clients would account for approximately 11.4% of the total issued Shares of our company as of December 31, 2021, and account for approximately 6.4% of the voting rights of our Company as of December 31, 2021. Such settlement plan will, and any future settlement plan may dilute your holdings in our company.
However, we cannot make rights available to you in the United States unless we register both the rights and the securities to which the rights relate under the U.S. Securities Act or an exemption from the registration requirements is available. Under the deposit agreement, the depositary will not make rights available to you unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the U.S. Securities Act or exempt from registration under the U.S. Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective and we may not be able to establish a necessary exemption from registration under the U.S. Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.
The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our Shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of Shares your ADSs represent. However, the

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depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property to you.
Holders of our ADSs may be subject to limitations on transfer of your ADSs.
Our ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.
We incur increased costs as a result of being a public company.
As a public company, we incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the NYSE, impose various requirements on the corporate governance practices of public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costlier. As we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. For example, as a result of becoming a public company, we need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. Operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers.
We will also incur additional costs as a result of the [REDACTED] on the Hong Kong Stock Exchange. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.
We may be involved in class action lawsuits in the United States in the future. Companies that have experienced volatility in the volume and market prices of their shares have been subject to an increased incidence of securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, and, if adversely determined, could have a material adverse effect on our business, financial condition and results of operations.
Holders of our Shares and/or ADSs may have difficulty effecting service of process and enforcing judgments obtained against us, our directors and our management, and the ability of U.S. or Hong Kong authorities to bring and enforce actions in the PRC may also be limited.
We are an exempted company incorporated under the laws of the Cayman Islands. We conduct a substantial portion of our operations in the PRC and substantially all of our assets are located outside the United States and Hong Kong. In addition, a majority of our directors and officers are nationals or residents of jurisdictions other than the United States and Hong Kong and a substantial portion of their assets are located outside the United States and Hong Kong. As a result, it may be difficult or impossible for our shareholders to effect service of process or bring an action against us or against them in the United States or in Hong Kong in the event that our shareholders believe that their rights have been infringed under the securities laws of the United States, Hong Kong or otherwise. Even if our shareholders are successful in

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bringing an action of this kind, the laws of the Cayman Islands, the PRC or other relevant jurisdiction may render our shareholders unable to enforce a judgment against our assets or the assets of our directors and officers. In addition, the U.S. or Hong Kong authorities may also have difficulties in bringing and enforcing actions against us or our directors or officers in the PRC.
In addition, shareholder claims that are common in the United States, including securities law class actions and fraud claims, may be difficult to pursue as a matter of law or practicality in the PRC. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law against a company in the PRC for disputes if they can establish sufficient nexus to the PRC for a PRC court to have jurisdiction, and meet other procedural requirements, including, among others, that the plaintiff must have a direct interest in the case, and that there must be a concrete claim, a factual basis and a cause for the suit. It will be, however, difficult for U.S. and other shareholders to originate actions against us in the PRC in accordance with PRC laws because we are incorporated under the laws of the Cayman Islands and it will be difficult for U.S. and other shareholders, only by virtue of holding our Shares and/or ADSs, to establish a connection to the PRC for a PRC court to have jurisdiction as required under the PRC Civil Procedures Law.
You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts or Hong Kong courts may be limited because we are incorporated under Cayman Islands law, we conduct the majority of our operations in mainland China and all of our directors and officers reside outside the United States and Hong Kong.
We have been advised by Maples and Calder (Hong Kong) LLP, our counsel as to Cayman Islands law, that although there is no statutory recognition in the Cayman Islands of judgments obtained in the United States or Hong Kong (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), the courts of the Cayman Islands will, at common law, recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without reexamination of the merits underlying the dispute based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the liquidated sum for which judgment has been given, provided certain conditions are met. For a foreign money judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be (i) in respect of taxes or a fine or penalty or similar fiscal or revenue obligations, (ii) inconsistent with a Cayman Islands judgment in respect of the same matter, (iii) impeachable on the grounds of fraud or (iv) obtained in a manner, nor be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.
Our corporate affairs are governed by our Memorandum and Articles, as amended and restated from time to time, and by the Companies Act and the common law of the Cayman Islands. The rights of shareholders to take legal action against us and our directors, actions by minority shareholders and the fiduciary duties of our directors are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which provides persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States or Hong Kong. In particular, the Cayman Islands has a less developed body of securities laws than the United States or Hong Kong and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in U.S. federal courts or Hong Kong courts.
In addition, as a company primarily operating in mainland China, there are significant legal and other obstacles for U.S. or Hong Kong authorities to obtaining information needed for investigations or litigations. Similar limitations apply to the pursuit of actions against individuals, including officers, directors and individual gatekeepers, who may have engaged in fraud or other wrongdoing. Moreover, local authorities often are constrained in their ability to assist U.S. or Hong Kong authorities and overseas investors more generally.

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As a result, our public shareholders and holders of our ADSs and Shares may have more difficulty in protecting their interests through actions against us, our management, our directors or our major shareholders and limited remedies than shareholders of a corporation incorporated in a jurisdiction in the United States or Hong Kong would have.
It may be difficult for overseas regulators to conduct investigations or collect evidence within China.
Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanisms. Furthermore, according to Article 177 of the PRC Securities Law (the “Article 177”), which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. While detailed interpretations of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties you may face in protecting your interests.
The different characteristics of the capital markets in Hong Kong and the U.S. may negatively affect the trading prices of our Shares and ADSs.
Upon the [REDACTED], we will be subject to [REDACTED] and the United States [REDACTED] and regulatory requirements concurrently. The Hong Kong Stock Exchange and the NYSE have different trading hours, trading characteristics (including trading volume and liquidity), trading and listing rules, and investor bases (including different levels of retail and institutional participation). As a result of these differences, the trading prices of our Shares and our ADSs may not be the same, even allowing for currency differences. Fluctuations in the price of our ADSs due to circumstances peculiar to the U.S. capital markets could materially and adversely affect the price of our Shares, or vice versa. Certain events having significant negative impact specifically on the U.S. capital markets may result in a decline in the trading price of our Shares notwithstanding that such event may not impact the trading prices of securities listed in Hong Kong generally or to the same extent, or vice versa. Because of the different characteristics of the U.S. and Hong Kong capital markets, the historical market prices of our ADSs may not be indicative of the [REDACTED] of our Shares after the [REDACTED].
Exchange between our Shares and our ADSs may adversely affect the liquidity and/or trading price of each other.
Our ADSs are currently traded on the NYSE. Subject to U.S. securities law and the terms of the Deposit Agreement, holders of our Shares may deposit Shares with the depositary in exchange for the issuance of our ADSs. Any holder of ADSs may also withdraw the underlying Shares represented by the ADSs pursuant to the terms of the Deposit Agreement for [REDACTED]. In the event that a substantial number of Shares are deposited with the depositary in exchange for ADSs or vice versa, the liquidity and [REDACTED] and our ADSs on the NYSE may be adversely affected.
The time required for the exchange between Shares and ADSs might be longer than expected and investors might not be able to settle or effect any sale of their securities during this period, and the exchange of Shares into ADSs involves costs.
There is no direct trading or settlement between the NYSE and the Hong Kong Stock Exchange on which our ADSs and the Shares are respectively traded. In addition, the time differences between Hong Kong and New York and unforeseen market circumstances or other factors may delay the deposit of Shares in exchange of ADSs or the withdrawal of Shares underlying the ADSs. Investors will be prevented from settling or

RISK FACTORS

effecting the sale of their securities during such periods of delay. In addition, there is no assurance that any exchange of Shares into ADSs (and vice versa) will be completed in accordance with the timelines investors may anticipate.
Furthermore, the depositary for the ADSs is entitled to charge holders fees for various services, including for the issuance of ADSs upon deposit of Shares, cancelation of ADSs, distributions of cash dividends or other cash distributions, distributions of ADSs pursuant to share dividends or other free share distributions, distributions of securities other than ADSs and annual service fees. As a result, shareholders who exchange Shares into ADSs, and vice versa, may not achieve the level of economic return the shareholders may anticipate.
The Common Reporting Standard could subject us to certain new information reporting and withholding requirements.
The Organization for Economic Cooperation and Development has developed a Common Reporting Standard (the “CRS”) and model competent authority agreement to enable the multilateral and automatic exchange of financial account information, which were adopted by many jurisdictions. Effective on January 1, 2017, CRS and its implementing legislations in mainland China and Hong Kong require financial institutions to identify and report the tax residency and account details of non-resident customers to the relevant authorities in jurisdictions adhering to CRS. On September 6, 2018, the arrangements for the multilateral and automatic exchange of financial account information between mainland China and Hong Kong officially came into effect. Hong Kong and mainland China conducted the first automatic exchange of financial account information in September 2018, and many jurisdictions (including Hong Kong) have promised to implement the multilateral and automatic exchange of financial account information. While CRS was modeled on the U.S. Foreign Account Tax Compliance Act (the “FATCA”), the scope, coverage and volume under CRS are significantly greater than that under FATCA, which requires non-U.S. institutions to report to the Internal Revenue Service (the “IRS”) if U.S. tax payers have an account with the non-U.S. financial institution and have met the standard of the overseas financial assets. As the reporting requirement under CRS is burdensome, we cannot assure you that we will not be adversely affected by the information reporting and withholding requirements imposed by CRS and its implementing legislations in mainland China, Hong Kong and other jurisdictions subject to CRS in which we conduct or may conduct business in the future.
We could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act and anti-corruption laws in other applicable jurisdictions.
As an NYSE listed company with operations in various countries, we are subject to the U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”) and other anti-corruption laws and regulations in applicable jurisdictions. The FCPA generally prohibits companies and their intermediaries from making improper payments to government officials for the purpose of obtaining or retaining business. Companies subject to the FCPA may be held liable for actions taken by partners or representatives. We may be subject to these and similar anti-corruption laws in other applicable jurisdictions. Failure to comply with legal requirements could expose us to civil and/or criminal penalties, including fines, prosecution and significant reputational damage, all of which could materially and adversely affect our business, results of operations, including our relationships with our clients, and our financial results. Compliance with the FCPA and other applicable anti-corruption laws and related regulations and policies imposes potentially significant costs and operational burdens on us. Moreover, the compliance and monitoring mechanisms that we have in place, including our Code of Ethics and our anti-bribery and anti-corruption policy, may not adequately prevent or detect all possible violations under applicable anti-bribery and anti-corruption legislation.
We are a foreign private issuer within the meaning of the rules under the U.S. Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.
Because we are a foreign private issuer under the U.S. Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

RISK FACTORS

•
the rules under the U.S. Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

•
the sections of the U.S. Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the U.S. Exchange Act;

•
the sections of the U.S. Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•
the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of the NYSE. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a U.S. domestic issuer.
As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from NYSE corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with NYSE corporate governance listing standards.
As a Cayman Islands company listed on the NYSE, we are subject to NYSE corporate governance listing standards. However, the NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards. Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our Articles to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest. Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. To the extent we choose to follow home country practice with respect to corporate governance matters, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.
Risks Related to the [REDACTED]
An active [REDACTED] for our Shares on the [REDACTED] might not develop or be sustained and trading prices of our Shares might fluctuate significantly.
Following the completion of the [REDACTED], we cannot assure you that an active trading market for our Shares on the Hong Kong Stock Exchange will develop or be sustained. The trading price or liquidity for our ADSs on the NYSE might not be indicative of those of [REDACTED] following the completion of the [REDACTED]. If an active trading market of [REDACTED] does not develop or is not sustained after the [REDACTED], the market price and liquidity of our Shares could be materially and adversely affected.
In 2014, the Hong Kong, Shanghai and Shenzhen Stock Exchanges collaborated to create an inter-exchange trading mechanism called Stock Connect that allows international and mainland Chinese investors to trade eligible equity securities listed in each other’s markets through the trading and clearing facilities of their home exchange. Stock Connect currently covers over 2,000 equity securities trading in the Hong Kong,

RISK FACTORS

Shanghai and Shenzhen markets. Stock Connect allows mainland Chinese investors to trade directly in eligible equity securities listed on the Hong Kong Stock Exchange, known as Southbound Trading; without Stock Connect, mainland Chinese investors would not otherwise have a direct and established means of engaging in Southbound Trading. However, since these rules are relatively new, there remains uncertainty as to the implementation details, especially with respect to shares of those companies with a secondary listing on the Hong Kong Stock Exchange. It is unclear whether and when the Shares of our Company, with a [REDACTED] in Hong Kong upon the [REDACTED], will be eligible to be traded through Stock Connect, if at all. The ineligibility or any delay of our Shares for [REDACTED] will affect mainland Chinese investors’ ability to [REDACTED] and therefore may limit the liquidity of the [REDACTED].
Since there will be a gap of several days between [REDACTED], the price of our ADSs traded on the NYSE may fall during this period and could result in a fall in the [REDACTED].
The pricing of the [REDACTED] will be determined on the [REDACTED]. However, our Shares will not commence [REDACTED] until they are delivered, which is expected to be about four Hong Kong business days after the [REDACTED]. As a result, [REDACTED] may not be able to sell or otherwise [REDACTED] during that period. Accordingly, holders of our Shares are subject to the risk that the [REDACTED] of our Shares could fall when trading commences as a result of adverse market conditions or other adverse developments that could occur between the [REDACTED] and the time [REDACTED] begins. In particular, as our ADSs will continue to be traded on the NYSE and their price can be volatile, any fall in the price of our ADSs may result in a fall in the [REDACTED].
There is uncertainty as to whether Hong Kong stamp duty will apply to the trading or conversion of the Company’s ADSs following the [REDACTED].
In connection with our [REDACTED] of Shares in Hong Kong (the “Hong Kong IPO”), we will establish a branch register of members in Hong Kong (the “Hong Kong share register”). The Shares that are traded on the Hong Kong Stock Exchange, including those to be issued in the Hong Kong [REDACTED] and those that may be converted from ADSs, will be registered on the Hong Kong share register, and the [REDACTED] of these ordinary shares on the Hong Kong Stock Exchange will be subject to the Hong Kong stamp duty. To facilitate ADS- ordinary share conversion and [REDACTED] between the NYSE and the Hong Kong Stock Exchange, we also intend to move a portion of our issued Shares from our Cayman Islands register of members to our Hong Kong share register.
Under the Hong Kong Stamp Duty Ordinance, any person who effects any sale or purchase of Hong Kong stock, defined as stock the transfer of which is required to be registered in Hong Kong, is required to pay Hong Kong stamp duty. The stamp duty is currently set at a total rate of 0.26% of the greater of the consideration for, or the value of, shares transferred, with 0.13% payable by each of the buyer and the seller. See “Information About the [REDACTED] — [REDACTED].”
To the best of our knowledge, Hong Kong stamp duty has not been levied in practice on the [REDACTED] or conversion of ADSs of companies that are listed in both the United States and Hong Kong and that have maintained all or a portion of their ordinary shares, including ordinary shares underlying ADSs, in their Hong Kong share registers. However, it is unclear whether, as a matter of Hong Kong law, the trading or conversion of ADSs of these dual-listed companies constitutes a sale or purchase of the underlying Hong Kong-registered ordinary shares that is subject to Hong Kong stamp duty. We advise [REDACTED] to consult their own tax advisors on this matter. If Hong Kong stamp duty is determined by the competent authority to apply to the [REDACTED] conversion of our ADSs, the trading price and the value of your [REDACTED] in our ADSs or Shares may be affected.
Purchasers of our Shares in the [REDACTED] will experience immediate dilution and may experience further dilution if we issue additional Shares in the future.
The [REDACTED] our Shares is higher than the net tangible assets per Share of the issued and outstanding Shares issued to our existing shareholders immediately prior to the [REDACTED]. Therefore,

RISK FACTORS

purchasers of our Shares in the [REDACTED] will experience an immediate dilution in terms of the pro forma net tangible asset value. In addition, we may consider offering and issuing additional Shares or equity-related securities in the future to raise additional funds, finance acquisitions or for other purposes. Purchasers of our Shares may experience further dilution in terms of the net tangible asset value per Share if we issue additional Shares in the future at a price that is lower than the net tangible asset value per share.
Our management has broad discretion over the use of [REDACTED] from this [REDACTED], and may spend the [REDACTED] in ways with which you may disagree or that may not be profitable.
Our management will have significant discretion in applying the [REDACTED] that we receive from this [REDACTED]. Although we expect to use the net [REDACTED] from this [REDACTED] for the purposes described in “Use of [REDACTED],” our Board of Directors retains significant discretion with respect to the use of [REDACTED] and may spend the [REDACTED] in ways with which you may disagree or that may not be profitable. If an unforeseen event occurs or business conditions change, we may use these [REDACTED] differently than as described in “Use of [REDACTED].” The [REDACTED] from this [REDACTED] may be used in a manner that does not generate favorable returns. In addition, if we use the [REDACTED] for future acquisitions or investments, there can be no assurance that we would successfully integrate any such acquisition into our operations and/or that the entity acquired or the investment made would perform as expected.
There can be no assurance of the accuracy or completeness of certain facts, forecasts and other statistics contained in this document, which were obtained from various independent third-party sources, including the industry expert reports.
This document, particularly the sections headed “Business” and “Industry Overview,” contain information and statistics relating to the HNW wealth management services industry in China. Such information and statistics have been derived from a third-party report commissioned by us and publicly available sources. We believe that the sources of the information are appropriate sources for such information, and we have taken reasonable care in extracting and reproducing such information. However, we cannot guarantee the quality or reliability of such source materials. The information has not been independently verified by us, the Sole Sponsor, [REDACTED] or any other party involved in the [REDACTED], and no representation is given as to its accuracy. Collection methods of such information may be flawed or ineffective, or there may be discrepancies between published information and market practice, which may result in the statistics included in this document being inaccurate or not comparable to statistics produced for other economies. You should therefore not place undue reliance on such information. In addition, we cannot assure you that such information is stated or compiled on the same basis or with the same degree of accuracy as similar statistics presented elsewhere. You should consider carefully the importance placed on such information or statistics.
[REDACTED] should read the entire document carefully and should not consider any particular statements in this document or in published media reports without carefully considering the risks and other information contained in this document.
Prior or subsequent to the publication of this document, there may have been press and media coverage regarding us and the [REDACTED], which includes certain information about us that does not appear in, or is different from what is contained in this document. We have not authorized the disclosure of any such information in the press or media. The financial information, financial projection, valuation and other information about us contained in such unauthorized press or media coverage may not truly reflect what is disclosed in the document or the actual circumstances. We do not accept any responsibility for such unauthorized press and media coverage or the accuracy or completeness of any such information. We make no representation as to the appropriateness, accuracy, completeness or reliability of any such information. To the extent that any information appearing in the press and media is inconsistent or conflict with the information contained in this document, we disclaim it. [REDACTED] should rely only on the information contained in this document in making [REDACTED].

INFORMATION ABOUT THE LISTING

The following section sets forth new information relating to the Listing, including information concerning the conversion between our ADSs listed on the NYSE and our Class A ordinary shares proposed to be listed on the Main Board of the Hong Kong Stock Exchange.
[REDACTED]
OWNERSHIP OF ADSs
An owner of ADSs may hold his or her ADSs either by means of an ADR (evidencing certificated ADSs) registered in his or her name, through a brokerage or safekeeping account, or through an account established by the depositary bank in his or her name reflecting the registration of uncertificated ADSs directly on the books of the depositary bank, commonly referred to as the “direct registration system,” or DRS. The direct registration system reflects the uncertificated (book-entry) registration of ownership of ADSs by the depositary bank. Under the direct registration system, ownership of ADSs is evidenced by periodic statements issued by the depositary bank to the holders of the ADSs. The direct registration system includes automated transfers between the depositary bank and DTC. If an owner of ADSs decides to hold his or her ADSs through his or her brokerage or safekeeping account, he or she must rely on the procedures of his or her broker or bank to assert his or her rights as ADS owner. Banks and brokers typically hold securities such as the ADSs through clearing and settlement systems such as DTC. All ADSs held through DTC will be registered in the name of a nominee of DTC.
[REDACTED]
[REDACTED]
[REDACTED]
The investor will be unable to trade the ADSs until the procedures are completed.
[REDACTED]
[REDACTED]
SUMMARY OF EXEMPTIONS AS A FOREIGN PRIVATE ISSUER IN THE U.S.
As required by Rule 19C.10B(8) of the Hong Kong Listing Rules, set forth below is a summary of the exemptions from obligations under U.S. securities laws and NYSE rules that our Company enjoys as a foreign private issuer in the U.S.
Exemptions from NYSE rules
Foreign private issuers are exempted from certain corporate governance requirements of the NYSE. Foreign private issuers are permitted to follow home country practice, i.e. for our Company, the practice of the Cayman Islands in lieu of such corporate governance requirements, as long as they disclose any significant ways in which their corporate governance practices differ from those required under the NYSE listing standards and explain the basis for the conclusion that the exemption is applicable. Currently, we do not rely on home country exemption for corporate governance matters. There are no significant differences between our corporate governance practices and those followed by U.S. domestic companies under the Corporate Governance Rules of the NYSE.
Exemptions from SEC rules and regulations under U.S. federal securities laws
Foreign private issuers are exempted from Regulation FD under the U.S. Exchange Act. Regulation FD provides that when a domestic U.S. issuer, or someone acting on its behalf, discloses material non-public information to certain persons (including securities analysts, other securities market professionals, and holders of the issuer’s securities who could reasonably be expected to trade on the basis of the information), it must make simultaneous public disclosure of that information (in the case of intentional disclosure) or prompt

INFORMATION ABOUT THE LISTING

public disclosure (in the case of non-intentional disclosure). However, the SEC expects foreign private issuers to conduct themselves in accordance with the basic principles underlying Regulation FD.
Section 16 of the U.S. Exchange Act does not apply to foreign private issuers. Therefore, directors, senior management and 10% beneficial owners of foreign private issuers are not required to file Forms 3, 4 and 5 with the SEC, and are not required to disgorge to the issuer any profits realized from any non-exempt purchase and sale, or non-exempt sale and purchase, of the issuer’s equity securities or security-based swap agreements within a period of less than six months.
Foreign private issuers are exempt from the SEC’s rules prescribing the furnishing and content of proxy statements under the U.S. Exchange Act, which specify the procedures and required documentation for soliciting shareholder votes. Accordingly, foreign private issuers are not required to disclose certain information in their annual proxy statements, such as whether the work of any compensation consultant has played any role in determining or recommending the form or amount of executive and director compensation has raised a conflict of interest, and, if so, the nature of the conflict and how it is being addressed.
Foreign private issuers are also not required under the U.S. Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as domestic U.S. issuers with securities registered under the U.S. Exchange Act. As a result, the Shareholders may be afforded less protection than they would under the U.S. Exchange Act rules applicable to domestic U.S. issuers. Unlike domestic U.S. issuers, foreign private issuers are not required to file quarterly reports (including quarterly financial information) on Form 10-Q. They also are not required to use Form 8-K for current reports, and instead furnish (not file) current reports on Form 6-K with the SEC.
Annual reports on Form 10-K by domestic U.S. issuers are due within 60, 75, or 90 days after the end of the issuer’s fiscal year, depending on whether the company is a “large accelerated filer,” a “accelerated filer,” or a “non-accelerated filer.” By contrast, the deadline for foreign private issuers to file annual reports on Form 20-F is four months after the end of their fiscal year.
THE ARTICLES OF ASSOCIATION
We are an exempted company incorporated in the Cayman Islands with limited liability and its affairs are governed by the Memorandum and Articles of Association, the Cayman Companies Act and the common law of the Cayman Islands.
The laws of Hong Kong differ in certain respects from the Cayman Companies Act, and the Articles of Association are specific to us, and have not yet included all the core shareholder protection standards as required under Appendix 3 of the Hong Kong Listing Rules. The Articles also included provisions related to Class B ordinary shares, all of which shall be converted into Class A Ordinary Shares upon the [REDACTED], and we have no intention to issue any further Class B ordinary shares after the [REDACTED].
The First GM is expected to be held in late November 2022 or early December 2022 to approve the amendments to the Articles to (i) include core shareholder protection standards under Appendix 3 of the Hong Kong Listing Rules; and (ii) remove provisions related to Class B ordinary shares. Although there is no guarantee that the relevant resolutions will be passed at the First GM, our Directors do not anticipate any substantive objection from the Shareholders or any significant risk that the relevant resolutions will not pass, given that (i) four major shareholders (i.e. Ms. Jingbo Wang, Mr. Zhe Yin, Mr. Boquan He and Ms. Chia-Yue Chang, who will together hold approximately [REDACTED]% of the voting power of our Company upon [REDACTED] (assuming the Class B ordinary shares held by the co-founders have been converted into Class A ordinary shares upon [REDACTED], the [REDACTED] is not exercised and no additional shares are issued under the Share Incentive Plans)) have irrevocably undertaken to our Company that they will support the amendments to its Articles; (ii) the nature of the amendments is to enhance shareholder protection and to remove the weighted voting rights structure, which is in the best interests of our Company and the Shareholders as a whole; and (iii) if the holders of any ADSs fail to give valid or timely voting instructions to the ADS depositary bank with respect to the relevant resolutions, we will exercise any discretionary proxy it

INFORMATION ABOUT THE LISTING

may have under the deposit agreement for the ADSs to vote the underlying Class A ordinary shares in favor of the relevant resolutions. See “Waivers and Exemptions — 6. Core Shareholder Protection Standards” and “Summary of the Constitution of the Company and Cayman Islands company law” as set out in Appendix IV to this document for further details.
COMPLIANCE ADVISER
We have appointed Somerley Capital Limited as our compliance adviser, (Compliance Adviser) upon the [REDACTED], in compliance with Rule 3A.19 of the Hong Kong Listing Rules. Pursuant to Rule 3A.23 of the Hong Kong Listing Rules, the Compliance Adviser will provide advice to us when consulted in the following circumstances:
(a)
before the publication of any regulatory announcement, circular, or financial report;

(b)
where the business activities, development or results of our Company deviate from any forecast, estimate or other information in this document; and

(c)
where the Hong Kong Stock Exchange makes an inquiry to our Company regarding unusual movements in the price or trading volume of its Class A ordinary shares or any other matters in accordance with Rule 13.10 of the Hong Kong Listing Rules.

The term of the appointment shall commence on the [REDACTED] and end on the date on which we distributes our annual report in respect of its financial results for the first full fiscal year commencing after the [REDACTED].

HISTORY AND CORPORATE STRUCTURE

The following section sets forth updated and supplemental information since the filing of our 2021 Form 20-F relating to selected aspects of our history and corporate structure.
HISTORY AND DEVELOPMENT
Founded in August 2005, we are a leading wealth management service provider in the PRC offering comprehensive one-stop advisory services on global investment and asset allocation primarily for HNW and ultra HNW investors. For details of our business model, see “Business” in this document.
We are a holding company incorporated in the Cayman Islands on June 29, 2007. It conducts business in the PRC through subsidiaries and Consolidated Affiliated Entities, including Noah Investment and its subsidiaries in the PRC.
KEY MILESTONES
Our Company’s key business milestones are summarized below:
Date	Event
2005	Commenced our Company’s business.
2007	Sequoia Capital China, a well-known venture capital firm based in the PRC, invested in our Company’s business and has since been a Shareholder.
2010	Our Group’s ADSs were listed on the NYSE.
Started our Group’s asset management business in the PRC under the brand Gopher.
Established the first market-oriented FoF using non-institutional capital in the PRC.
2012	Obtained #001 fund distribution license from CSRC.
Noah HK obtained licenses from the SFC on January 4, 2012 to carry out type 1 regulated activities on dealing in securities; type 4 regulated activities on advising on securities and type 9 regulated activities on asset management.
Introduced the first top overseas private equity fund products to HNW investors in the PRC.
Introduced the first real estate private equity fund products to HNW investors in the PRC.
2013	Established the first secondary private equity fund in the PRC.
2014	Obtained Private Investment Fund Manager Registration Certificate (私募投資基金管理人登記證書) for our Company’s asset management business in the PRC.
2016	Set up an overseas office in Silicon Valley.
Obtained a licence in the Jersey Islands for conducting family trust business.
2017	Set up an overseas office in New York.
Launched “WeNoah (微諾亞)”, a one-stop and integrated client service portal.
Noah Holdings received an investment grade long-term issuer credit rating from S&P Global Ratings with stable outlook.
2018	Was included in the MSCI China Index and MSCI Overseas China Index.
Set up overseas offices in Singapore.
2019	Launched “Fund Smile (微笑基金)”, a self-developed onshore mutual fund trading application.
2020	Launched a self-developed mobile application, “iNoah”, which allows clients to make online investments in overseas mutual funds using their offshore capital. Licensed in Singapore for providing capital market services and conducting trust business. Noah Holdings and Gopher Asset Management both became signatories of the UN-supported Principles for Responsible Investment.
2021	Purchased the Noah Wealth Center.
Successfully completed the transformation to NAV-based products.
Licensed as InvestmentAdvisor in the United States.

HISTORY AND CORPORATE STRUCTURE

CORPORATE STRUCTURE
Corporate Structure
Below is the simplified corporate structure of our Company, including its Significant Subsidiaries, as of December 31, 2021:

The Company (Cayman Islands)
Joy Bright Management Limited (BVI)
Joy Triple Star Holdings limited (BVI)
Joy Paradise limited (BVI)
Noah Rongyitong (Wuhu) Microloan Co., Ltd. (PRC)(5)
Gopher GP (Cayman Islands)
Noah Insurance Services, LLC (U.S.)(3)
Gopher US Management II, L.L.C. (U.S.)(4)
Shanghai Nuohong (PRC)(2)
Noah Holdings International Limited (Cayman Islands)
Noah International (Hong Kong) Limited (Hong Kong)
Noah Holdings (Hong Kong) Limited (Hong Kong)
Noah Insurance (Hong Kong)
ARK Trust (Hong Kong) Limited (Hong Kong)
Shanghai Glory Information Technology Co., Ltd. (PRC)
Noah Group (PRC)
Shanghai Noah Financial Services Corp (PRC)
Kunshan Noah Rongyao Investment Management Co., Ltd. (PRC)
Shanghai Noah Chuangying Enterprise Management Co., Ltd. (PRC)
Noah Upright (PRC)
Wuhu Fangtiao Technology Co., Ltd. (PRC)(6)
Registered Shareholders(1)
Noah Investment (PRC)
Gopher Asset Management Co., Ltd (PRC)
Zigong Noah Financial Service Co., Ltd. (PRC)
Wuhu Gopher Asset Management Co., Ltd (PRC)
Shanghai Gopher (PRC)(7)
Shanghai Massa (PRC)
100%
75%
93.58%
6.42%
20%
80%
Significant Subsidiaries
Entities controlled under the Contractual Arrangements

Notes:
(1)
The registered shareholders of Noah Investment consisted of (i) Ms. Jingbo Wang with 46% equity interests, (ii) Mr. Zhe Yin with 12% equity interests, (iii) Mr. Boquan He with 25% equity interests, (iv) Ms. Xinjun Zhang with 4% equity interests, (v) Ms. Yan Wei with 3% equity interests, and (vi) Ms. Qianghua Yan with 10% equity interests.

(2)
Our Company indirectly held all the equity interests in Shanghai Nuohong through certain insignificant subsidiaries.

(3)
Our Company indirectly held all the equity interests in Noah Insurance Services, LLC through certain insignificant subsidiaries.

(4)
Our Company indirectly held all the equity interests in Gopher US Management II, L.L.C. through certain insignificant subsidiaries.

(5)
Noah Rongyitong (Wuhu) Microloan Co., Ltd. was indirectly held as to 75% by our Company, and 25% by Noah Investment through the Contractual Arrangements.

(6)
Wuhu Fangtiao Technology Co., Ltd. was indirectly held as to 100% by Noah Upright.

(7)
Shanghai Gopher was directly held as to 80% by Gopher Asset Management Co., Ltd. and indirectly held as to 20% by Noah Investment.

HISTORY AND CORPORATE STRUCTURE

Significant Subsidiaries
As of December 31, 2021, our Group conducted its business operations across more than 200 subsidiaries, 26 of which were our Company’s Significant Subsidiaries. The table below sets forth the details of the Significant Subsidiaries:
Name of Significant Subsidiaries		Principal Business Activities	Date and Jurisdiction of Establishment	Share Capital/ Registered capital	Equity interest attributable to our Group
1.	Noah Upright	Wealth management	November 18, 2003, PRC	RMB150 million	100%
2.	Noah Group	Wealth management	August 24, 2007, PRC	US$213.3 million	100%
3.	Shanghai Noah Financial Services Corp.	Wealth management	April 18, 2008, PRC	RMB100 million	100%
4.	Noah Insurance	Wealth management	January 3, 2011, Hong Kong	HK$1 million	100%
5.	Noah HK	Wealth and asset management	September 1, 2011, Hong Kong	HK$80 million	100%
6.	Gopher GP	Asset management	May 11, 2012, Cayman Islands	US$100	100%
7.	Zigong Noah Financial Service Co., Ltd.	Wealth management	October 22, 2012, PRC	RMB660 million	Controlled under the Contractual Arrangement
8.	Kunshan Noah Rongyao Investment Management Co., Ltd.	Wealth management	December 2, 2015, PRC	RMB50 million	100%
9.	Shanghai Noah Chuangying Enterprise Management Co., Ltd.	Wealth management	December 14, 2015, PRC	RMB10 million	100%
10.	Wuhu Fangtiao Technology Co., Ltd.	Internal administration	November 28, 2019, PRC	RMB1 million	100%
11.	Shanghai Nuohong	Holding company of Noah Wealth Center	May 30, 2013, PRC	RMB100 million	100%
12.	Noah Investment	Asset management	August 26, 2005, PRC	RMB30 million	Controlled under the Contractual Arrangement
13.	Gopher Asset Management Co., Ltd.	Asset management	February 9, 2012, PRC	RMB100 million	Controlled under the Contractual Arrangement

HISTORY AND CORPORATE STRUCTURE

Name of Significant Subsidiaries		Principal Business Activities	Date and Jurisdiction of Establishment	Share Capital/ Registered capital	Equity interest attributable to our Group
14.	Wuhu Gopher Asset Management Co., Ltd.	Asset management	October 10, 2012, PRC	RMB20 million	Controlled under the Contractual Arrangement
15.	Shanghai Gopher	Asset management	December 14, 2012, PRC	RMB12.5 million	Controlled under the Contractual Arrangement
16.	Shanghai Massa	Asset management	June 29, 2015, PRC	RMB10 million	Controlled under the Contractual Arrangement
17	Noah Rongyitong (Wuhu) Microloan Co., Ltd.	Lending business	August 13, 2013, PRC	RMB300 million	100%(1)
18	Joy Triple Star Holdings Limited	Holding vehicle for investment	January 12, 2018, BVI	US$1	100%
19	Joy Paradise Limited	Holding vehicle for investment	March 29, 2018, BVI	US$1	100%
20	Shanghai Glory Information Technology Co., Ltd.	Internal administration	March 2, 2011, PRC	US$21 million	100%
21	Joy Bright Management Limited	Holding vehicle for investment	June 11, 2013, BVI	US$1	100%
22	Gopher US Management II, L.L.C.	Asset management	February 27, 2019, USA	N/A	100%
23	ARK Trust (Hong Kong) Limited	Trust service	September 15, 2014, Hong Kong	HK$3 million	100%
24	Noah International (Hong Kong) Limited	Wealth and asset management	January 7, 2015, Hong Kong	HK$274,890,491 and US$18,910,000(2)	100%
25	Noah Insurance Services, LLC	Wealth management	February 10, 2017, USA	N/A	100%
26	Noah Holdings International Limited	Investment holdings	October 11, 2016, Cayman Islands	US$221	100%

Notes:
(1)
Noah Rongyitong (Wuhu) Microloan Co., Ltd. was indirectly held as to 75% by our Company, and 25% by Noah Investment through the Contractual Arrangements.

(2)
The share capital of Noah International (Hong Kong) Limited was paid up in US Dollars and Hong Kong Dollars.

Major Acquisition and Disposal
Our Group did not conduct any major acquisitions or disposals during the Track Record Period.

HISTORY AND CORPORATE STRUCTURE

SHAREHOLDING STRUCTURE
As of the Latest Practicable Date and immediately prior to the [REDACTED], our Company’s share capital comprised Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share entitled the holder to exercise one vote, and each Class B ordinary share entitled the holder to exercise four votes, on all matters that require a shareholders’ vote. All the Class B ordinary shares were held by the co-founders, namely Ms. Jingbo Wang and Mr. Zhe Yin, as of the Latest Practicable Date. The co-founders have irrevocably undertaken to our Company that they will convert each Class B ordinary share held by them into one Class A ordinary share on the [REDACTED]. We have also agreed not to issue any new Class B ordinary shares after the [REDACTED]. Accordingly, upon the [REDACTED], we will only have Class A ordinary shares in issue, and will cease to have a weighted voting rights structure. For details, please refer to “Share Capital” in this document.
The following diagram illustrates the voting rights of the Shareholders as of February 28, 2022:

Note:
(1)
For details of the voting rights and the beneficial ownership of our major shareholders, please refer to “Major Shareholders” in this document.

(2)
Represented the voting rights of Yiheng Capital Partners, L.P. as of December 31, 2021.

(3)
Represented the voting rights of FIL Limited and its direct and indirect subsidiaries as of December 31, 2021.

The following diagram illustrates the shareholding structure and voting rights of the Shareholders immediately upon the completion of the [REDACTED] (assuming each Class B ordinary share held by the co-founders has been converted into one Class A ordinary share, our Company’s shareholdings remain unchanged after February 28, 2022 and before the [REDACTED], the [REDACTED] is not exercised, and no additional Shares are issued under the Share Incentive Plans):

Note: Please refer to the note to the previous diagram.
CONTRACTUAL ARRANGEMENTS
We operate our domestic asset management business under the Contractual Arrangements. In our domestic asset management business, we act as the general partner of relevant investment funds which investment portfolio includes, among others, investments in third-party managed funds and equity investments into private companies. The PRC government regulates certain businesses through strict business licensing requirements and laws and regulations, including restrictions on foreign investment. These third-party managed funds or investee companies may target or operate certain businesses that are subject to foreign

HISTORY AND CORPORATE STRUCTURE

investment restrictions, which may require that investors shall not be foreign-invested enterprises (“FIEs”) or their foreign ownership percentage shall be limited to a specified ceiling to the extent permitted by relevant foreign investment regulations. We adopted the Contractual Arrangements because if we were to conduct our domestic asset management business through our PRC subsidiaries which are FIEs, we may lose the accessibility to the investments in certain businesses that are subject to foreign investment restrictions. Therefore, we rely on the Contractual Arrangements that we entered into with Noah Investment and its shareholders to carry out our domestic asset management business. The Contractual Arrangements with Noah Investment and its shareholders enable us to (1) have power to direct the activities that most significantly affect the economic performance of Noah Investment and its subsidiaries; (2) receive substantially all of the economic benefits from Noah Investment and its subsidiaries in consideration for the services provided by Noah Group; and (3) have an exclusive option to purchase all or part of the equity interests in Noah Investment when and to the extent permitted by PRC law, or request any existing shareholder of Noah Investment to transfer any or part of the equity interests in Noah Investment to another PRC person or entity designated by us at any time at our discretion. The Contractual Arrangements allow us to consolidate the financial results of Noah Investment and its subsidiaries. For the years ended December 31, 2019, 2020 and 2021, net revenues generated from entities controlled through the Contractual Arrangements amounted to RMB816.5 million, RMB935.5 million and RMB1,466.7 million, respectively, accounting for 24.1%, 28.3% and 34.2%, respectively, of our net revenue.
Below is the simplified structure of the Contractual Arrangements as of the Latest Practicable Date. Our Directors and our Company’s PRC Legal Adviser confirm that there has been no substantial change in the structure of the Contractual Arrangements since the Company’s listing in the U.S in November 2010.

Note:
(1)
The registered shareholders of Noah Investment consisted of (i) Ms. Jingbo Wang with 46% equity interests, (ii) Mr. Zhe Yin with 12% equity interests, (iii) Mr. Boquan He with 25% equity interests, (iv) Ms. Xinjun Zhang with 4% equity interests, (v) Ms. Yan Wei with 3% equity interests, and (vi) Ms. Qianghua Yan with 10% equity interests. Each of Ms. Jingbo Wang, Mr. Zhe Yin and Mr. Boquan He are our Directors. Ms. Xinjun Zhang and Ms. Yan Wei are employees of our Group. Ms. Qianghua Yan is an early and long-term investor in our Group and an Independent Third Party.

HISTORY AND CORPORATE STRUCTURE

Summary of the Contractual Arrangements
Exclusive Option Agreement
Pursuant to an exclusive option agreement entered into by the Registered Shareholders and Noah Group in September 2007 (the “Exclusive Option Agreement”), the Registered Shareholders granted Noah Group or its third-party designee an irrevocable and exclusive option to purchase all or part of their equity interests in Noah Investment when and to the extent permitted by PRC laws. The purchase price shall be the minimum purchase price permitted under PRC law, or a higher price as otherwise agreed by the Noah Group. Noah Group may exercise such option at any time and from time to time until it has acquired all equity interests of Noah Investment. During the term of this agreement, the Registered Shareholders are prohibited from transferring their equity interests in Noah Investment to any third party, and Noah Investment is prohibited from declaring and paying any dividend without Noah Group’s prior consent. The term of this Exclusive Option Agreement is ten years and will be automatically renewed upon expiration of each ten-year period if there has been no objection by the parties thereunder. The Registered Shareholders have agreed to amend the Exclusive Option Agreement to remove the above ten year term and the automatic renewal arrangement before the [REDACTED], upon which the Exclusive Option Agreement will remain effective without subject to the consent of the parties thereunder until all of the equity interests held by the Registered Shareholders in Noah Investment have been transferred to Noah Group or its designee according to the terms and conditions thereunder.
The exercise of the option by Noah Group or its third-party designee to purchase all or part of the equity interests in Noah Investment may subject us to substantial costs. The equity transfer price may be subject to review and tax adjustment by the relevant tax authorities. Such tax amounts may be substantial and adversely affect our financial condition and results of operations. See “Risk Factors — Risks Related to Corporate Structure — If we exercise the option to acquire equity ownership of Noah Investment, the ownership transfer may subject us to certain limitations and substantial costs” for more information on the risks in relation to exercising the option to acquire ownership in Noah Investment.
Exclusive Support Service Agreement
Pursuant to an exclusive support service agreement entered into by Noah Investment and Noah Group in September 2007 (the “Exclusive Support Service Agreement”), Noah Investment has engaged Noah Group as its exclusive technical and operational consultant to support Noah Investment’s operational activities. Noah Group has agreed to provide certain support services to Noah Investment, including client management, technical and operational support and other services, for which Noah Investment has agreed to pay to Noah Group service fees determined based on actual services provided, which shall be the income of Noah Investment, less (i) expenses and costs, and (ii) the License Fee (as defined below). Noah Group is also obligated to grant Noah Investment licenses to use certain intellectual property rights, for which Noah Investment has agreed to pay license fees (the “License Fee”) at the rates set by the board of Noah Group. The term of the Exclusive Support Service Agreement is ten years and will be automatically renewed upon expiration of each ten-year period if no objection by the parties thereunder. Noah Investment and the Registered Shareholders have agreed to amend the Exclusive Support Service Agreement to remove the above ten year term and the automatic renewal arrangement before the [REDACTED], upon which the Exclusive Support Service Agreement will remain effective without subject to the consent of the parties thereunder until all of the equity interests held by the Registered Shareholders in Noah Investment have been transferred to Noah Group or its designee according to the Exclusive Option Agreement.
Share Pledge Agreement
Pursuant to the share pledge agreement entered into by each of the Registered Shareholders and Noah Group in September 2007 (the “Share Pledge Agreement”), the Registered Shareholders pledged all of their equity interests in Noah Investment (the “Pledge Equity Interests”) to Noah Group as collateral to secure their obligations under the Exclusive Option Agreement and Noah Investment’s obligations under the Exclusive

HISTORY AND CORPORATE STRUCTURE

Support Service Agreement. In the case that Noah Investment increases its registered capital upon prior written consent of Noah Group, the Pledge Equity Interests shall include all the additional equity interests subscribed by the Registered Shareholders in such capital increase. If Noah Investment or the Registered Shareholders breach any of their respective obligations under the Exclusive Support Service Agreement or the Exclusive Option Agreement, Noah Group, as the pledgee, will be entitled to certain rights, including being repaid in priority by the proceeds from auction or sale of the Pledge Equity Interests. The term of the share pledge is same as that of the Exclusive Option Agreement. The share pledges under the Share Pledge Agreement have been registered with competent branches of SAMR.
Powers of Attorney
Each of the Registered Shareholders executed a power of attorney in September 2007 (the “Powers of Attorney”), respectively, to grant Noah Group or its designee the power of attorney to act on his or her behalf on all matters pertaining to Noah Investment and to exercise all of his or her rights as the registered shareholder of Noah Investment, including the right to attend shareholders meetings, appoint board members and senior management members, other voting rights and the right to transfer all or a part of his or her equity interests in Noah Investment. The Powers of Attorney shall remain irrevocable and effective during the period that the Registered Shareholders are shareholders of Noah Investment.
Succession Arrangements
As confirmed by our Company, appropriate arrangements have been made to protect our Company’s interest in the event of death, loss of capacity, divorce, bankruptcy or other circumstances which would affect the Registered Shareholders’ exercise of equity interests in Noah Investment. The provisions set out in the Exclusive Option Agreement, Exclusive Support Service Agreement and the Share Pledge Agreement are binding on the successors of the Registered Shareholders, as if the successors were signing parties to the Contractual Arrangements. Under the succession laws of the PRC, the statutory successors include the spouses, children, parents, brothers, sisters, paternal grandparents and maternal grandparents of the Registered Shareholders and any breach by the successors would be deemed a breach of the Contractual Arrangements.
Arrangements to Address Potential Conflicts of Interest
The Registered Shareholders have confirmed that they will not execute any documents with or provide any undertaking to third parties that may have conflicts of interest in respect of agreements entered into between the Registered Shareholders and Noah Group.
In addition, our Group has adopted the following measures to (i) ensure the effective implementation of the Contractual Arrangements; (ii) ensure the compliance of the Registered Shareholders with the Contractual Arrangements; and (iii) minimize potential conflicts of interest between our Group and the Registered Shareholders:
(a)
major issues arising from the implementation of and compliance with the Contractual Arrangements or any regulatory enquiries from government authorities will be submitted to our Board, if necessary, for review and discussion as they occur;

(b)
our Board (including the independent Directors) will review the overall performance of and compliance with the Contractual Arrangements at least once a year;

(c)
we will engage external legal advisors or other professional advisors, if necessary, to assist the Board in reviewing the implementation of the Contractual Arrangements and the legal compliance of Noah Investment, Noah Group, the Registered Shareholders and the subsidiaries of Noah Investment, and to deal with specific issues or matters arising from the Contractual Arrangements;

(d)
the company seals, financial seals, contract seals and crucial corporate certificates of the subsidiaries of Noah Investment are kept by our designated personnel. Any employee who wishes to use the seals

HISTORY AND CORPORATE STRUCTURE

will have to obtain internal approval following our established policies and procedures. The business, legal and/or finance departments of our Group constitute our central management system and the persons in charge of these departments as well as the department members responsible for the custody and handling of the seals and crucial corporate certificates are employees of our Group; and
(e)
in the event of a conflict of interest between our Group and the Registered Shareholders (where our Group has the sole and absolute discretion to determine whether such conflict arises), Noah Investment shall take appropriate measures to eliminate such conflicts, failing which Noah Group will exercise, to the extent permitted under the PRC laws, the option under the Exclusive Option Agreement.

In the event that Ms. Jingbo Wang, Mr. Zhe Yin, Mr. Boquan He, Ms. Xinjun Zhang, Ms. Yan Wei and Ms. Qianghua Yan seek to terminate their employment and/or cease holding interests in our Group (as the case may be), Noah Group will exercise its option under the Exclusive Option Agreement to require Ms. Jingbo Wang, Mr. Zhe Yin, Mr. Boquan He, Ms. Xinjun Zhang, Ms. Yan Wei and Ms. Qianghua Yan, to the extent permitted under the PRC laws, to transfer their equity interests in Noah Investment to Noah Group or its designee so that we can maintain the same level of protection in controlling Noah Investment and/or enforcing the Contractual Arrangements.
Loss Sharing
None of the agreements constituting the Contractual Arrangements provide that our Company, Noah Group or our other PRC subsidiaries are obligated to share the losses of or provide financial support to Noah Investment. Furthermore, Noah Investment is a limited liability company and shall be solely liable for its own debts and losses.
Under PRC laws and regulations, neither our Company nor Noah Group is expressly required to share the losses of, or provide financial support to, Noah Investment. Despite the foregoing, given that we conduct a portion of our business through the Contractual Arrangements, particularly our asset management business, we would suffer material and adverse effects on our business, financial condition and results of operations in the event that losses are suffered by Noah Investment.
Insurance
We do not maintain an insurance policy to cover the risks relating to the Contractual Arrangements. See “Risk Factors — Risks Related to our Business — We have limited insurance coverage.”
Confirmations relating to the Contractual Arrangements
Our Company’s PRC Legal Adviser is of the opinion that:
(a)
the ownership structure of Noah Investment and Noah Group does not result in a violation of any applicable PRC laws or regulations currently in effect; and

(b)
the Contractual Arrangements among Noah Group, Noah Investment and the Registered Shareholders governed by PRC laws are valid, legal and binding, and do not result in a violation of any applicable PRC laws or regulations currently in effect.

Based on the above, the Directors believe that the agreements underlying the Contractual Arrangements as described above conferring significant control and economic benefits from Noah Investment to our Group are enforceable under the relevant laws and regulations. Nevertheless, any violations by Noah Investment or the Registered Shareholders of the Contractual Arrangements may disrupt our Group’s operations or adversely affect its services.
Additionally, we have been advised by its PRC Legal Adviser that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations, and accordingly,

HISTORY AND CORPORATE STRUCTURE

the PRC regulatory authorities or courts may take a view that is contrary to the above opinion of the PRC Legal Adviser. It is uncertain whether any new PRC laws or regulations relating to contractual arrangements will be adopted or if adopted, what they would provide. If the corporate structure and the Contractual Arrangements are deemed by relevant regulatory authority or court to be illegal or invalid, either in whole or in part, our Group may lose control of its Consolidated Affiliated Entities and have to modify such structure to comply with regulatory requirements. However, there can be no assurance that our Group can achieve this without material disruption to its business. Further, if the corporate structure and the Contractual Arrangements are found to be in violation of any existing or future PRC laws or regulations, the relevant regulatory authority would have broad discretion to take action in dealing with the violation or failure, in which case our Group could be subject to severe penalties, including being prohibited from continuing its operations or unwinding the Contractual Arrangements. See “— Foreign Investment Law” below.
As of the Latest Practicable Date, we had not encountered any interference or encumbrance from any PRC regulators in operating our business through Noah Investment and its operating subsidiaries under the Contractual Arrangements.
Foreign Investment Law
Background
On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law which came into effect on January 1, 2020. The Foreign Investment Law replaced the Wholly Foreign-Invested Enterprises Law, the Sino-Foreign Equity Joint Venture Enterprise Law and the Sino-Foreign Cooperative Joint Venture Enterprise Law to become the legal foundation for foreign investment in the PRC. In accordance with the Foreign Investment Law, “foreign investment” refers to investment activities carried out directly or indirectly in the PRC by foreign natural persons, enterprises, or other organizations, or the “foreign investors,” including the following: (i) foreign investors establishing foreign-invested enterprises in China alone or collectively with other investors; (ii) foreign investors acquiring shares, equities, properties, or other similar rights of PRC domestic enterprises; (iii) foreign investors investing in new projects in China alone or collectively with other investors; and (iv) foreign investors investing through other methods prescribed by laws, administrative regulations, or provisions of the State Council. The Foreign Investment Law does not explicitly stipulate contractual arrangements as a form of foreign investment. The Implementing Rules to Foreign Investment Law, promulgated by the State Council on December 26, 2019 and came into effect on January 1, 2020, are also silent on whether foreign investment includes contractual arrangements.
Impact and consequences of the Foreign Investment Law on the Contractual Arrangements
As advised by our PRC Legal Adviser, since contractual arrangements are not specified as a form of foreign investment under the Foreign Investment Law and if future laws, administrative regulations, or provisions of the State Council do not prescribe contractual arrangements as a form of foreign investment and relevant laws and regulations in respect of foreign investment remain unchanged, our Contractual Arrangements will not be affected and will not result in violation of the Foreign Investment Law.
Notwithstanding the above, the Foreign Investment Law stipulates that foreign investment includes “foreign investors investing through other methods prescribed by laws, administrative regulations, or provisions of the State Council” without elaboration on the meaning of “other methods.” There are possibilities that future laws, administrative regulations, or provisions of the State Council may prescribe contractual arrangements as a form of foreign investment, at which time it will be uncertain whether the Contractual Arrangements will be deemed to be in violation of the Foreign Investment Law and how the above-mentioned Contractual Arrangements will be handled. Therefore, there is no guarantee that the Contractual Arrangements and the business of our Consolidated Affiliated Entities will not be materially and adversely affected in the future due to changes in PRC laws and regulations. See “Risk Factors — Risks Relating to our Corporate Structure — Our current corporate structure and business operations may be affected by the newly enacted Foreign Investment Law.”
[REDACTED]

INDUSTRY OVERVIEW

The following section sets forth new information and statistics relating to the industry in which we operate. Such information and statistics were extracted from different official government publications, available sources from public market research, and other sources from independent suppliers.
SOURCE OF INFORMATION
Frost & Sullivan was commissioned to conduct an analysis of, and to report the HNW wealth management services industry in China at a fee of approximately RMB920,000. The Frost & Sullivan Report has been prepared by Frost & Sullivan independent of the influence of our Company and other interested parties. Except as otherwise noted, all of the data and forecasts contained in this section are derived from the Frost & Sullivan Report.
Frost & Sullivan is an independent global market research and consulting company, which was founded in 1961 and is based in the United States. Services provided by Frost & Sullivan include market assessments, competitive benchmarking, and strategic and market planning for a variety of industries. Frost & Sullivan prepared its report based on its own research database, independent third party reports and publicly available data from reputable industry organizations. Where necessary, Frost & Sullivan contacts companies operating in the industry to gather and synthesize information in relation to the market, prices and other relevant information.
The market projections in the Frost & Sullivan Report are based on the following key assumptions: (i) the COVID-19 pandemic is likely to pose short-term impact on China’s economy and HNW wealth management services industry and the short-term impact of the COVID-19 pandemic has been taken into consideration in the Frost & Sullivan Report; (ii) China’s economy is likely to maintain steady growth in the next decade; (iii) China’s social, economic, and political environment is likely to remain stable in the forecast period; and (iv) market drivers are likely to drive the growth of China’s HNW wealth management services industry. The reliability of the Frost & Sullivan Report may be affected by the accuracy of the foregoing assumptions and factors.
OVERVIEW OF HNW WEALTH MANAGEMENT SERVICES INDUSTRY IN CHINA
HNW wealth management services refer to investment advisory services primarily provided to HNW individuals, typically consisting of financial planning, investment portfolio management and other financial services. Generally, there are two types of service providers in China’s HNW wealth management services market:
Private banking arms of financial institutions, typically the private banking departments of commercial banks in China that target HNW individuals and foreign financial services institutions with HNW wealth management services; and
Independent wealth management service providers, or providers who are not associated with any financial institutions and generally offer and distribute a wide range of investment products and comprehensive financial planning services to their clients.
Evolution of the HNW Wealth Management Services Industry in China
China’s HNW wealth management services industry has experienced rapid development alongside the evolution and reform of China’s financial sector, as well as the increasing number of HNW individuals and their rapidly growing investable assets. The following diagram illustrates the evolution of the HNW wealth management services industry in China:

INDUSTRY OVERVIEW

•
From 1978 to early 2000s, China’s HNW wealth management services industry was in a formation and exploration stage along with the Chinese population becoming more familiar with the concept of wealth management. The wealth management products available to individual investors were limited during this period.

•
China’s HNW wealth management services industry entered into a stage of high growth in 2004, when the first wealth management product was issued. From 2005 to 2007, the excellent performance in China’s stock market drove the growth of mutual funds, and in 2009, a wave of investment through trust plans opened the door for investment products designed exclusively for HNW individuals and corporate entities. As a result, since 2005, private banking departments of financial services institutions and independent wealth management service providers targeting HNW clients were rapidly established in China to provide financial planning and investment solution services for HNW individuals. During this period, independent HNW wealth management service providers served as distribution channels for trust products.

•
Since 2013, the diverse product offerings in China’s HNW wealth management services market, including but not limited to bank wealth management products, trusts, mutual funds, PE funds, direct stock investment and insurance, promoted the market demand for HNW wealth management service. Some independent HNW wealth management service providers started to establish their asset management business to develop and distribute their own investment products for profit and leading independent HNW wealth management service providers offer both wealth management and asset management services. In 2019, China’s per capita nominal GDP exceeded US$10,000 for the first time. Similar to other developed countries experienced before, the expanding economy has stimulated the demand for wealth management services and products.

Market Size of the HNW Wealth Management Services Industry in China
Over the past few years, the economic development in China has driven the growth of private wealth. China’s individual investable financial assets have increased from RMB131.8 trillion in 2016 to RMB224.8 trillion in 2021, and the number is estimated to reach approximately RMB316.4 trillion in 2026. From 2016 to 2021, the investable financial assets of HNW individuals in China increased at a CAGR of 13.1% from RMB28.7 trillion to RMB53.0 trillion, while others increased at a CAGR of 10.8%. In 2021, HNW wealth management services industry accounted for approximately 23.6% market share in the wealth management services industry in China, in terms of investable financial assets. Looking forward, along with steady economic growth of China, the investable financial assets of HNW individuals are forecasted to further increase to approximately RMB87.2 trillion in 2026 with a CAGR of 10.5% from 2021 to 2026.
The table below summarizes the breakdown by different channels of investable financial assets of HNW individuals in China for the periods indicated:

INDUSTRY OVERVIEW

While self-directed investment is still one of the major channels for HNW individuals in China to allocate and manage their financial assets, in recent years, the asset allocation of HNW individuals has become more diversified with the enrichment of various investment products available on the market and HNW individuals’ improved risk awareness. As a result, financial assets of HNW individuals allocated through wealth management service providers, in particular, independent HNW wealth management service providers, have experienced and are expected to continue to experience rapid growth. The amount of financial assets of HNW individuals allocated through independent HNW individual wealth management service providers reached RMB3.7 trillion in 2021, representing a CAGR of 9.0% from 2016 to 2021, and is expected to reach approximately RMB6.9 trillion in 2026, with a CAGR of 13.3% from 2021 to 2026.
As a result, the total revenues generated by HNW wealth management service providers have witnessed a strong growth and are expected to experience further growth as illustrated below:
The total revenues generated by HNW wealth management services providers increased from RMB60.4 billion in 2016 to RMB117.7 billion in 2021, at a CAGR of 14.3%, and are expected to further increase to approximately RMB181.5 billion in 2026, at a CAGR of 9.0%. In particular, independent HNW wealth management service providers are expected to experience significant growth in the next few years. The total revenues of independent HNW wealth management services providers increased from RMB12.8 billion in 2016 to RMB20.0 billion in 2021 at a CAGR of 9.3%, and are expected to increase further to approximately RMB33.4 billion in 2026 at a CAGR of 10.8%. In 2021, revenues generated by financial institutions and independent HNW wealth management services providers contributed to approximately 83.0% and 17.0% of the total revenues generated in HNW wealth management services market in China, respectively.
Key Growth Drivers for HNW Wealth Management Services Industry in China
Increasing HNW individual population and private wealth.   Over the past few years, the economic development in China has driven the growth of private wealth. According to the Frost & Sullivan Report, the number of HNW individuals in China has increased rapidly from 1.3 million in 2016 to 2.1 million in 2021, and is expected to reach approximately 3.0 million in 2026. The amount of financial assets of HNW individuals have also experienced rapid growth. With the needs of intergenerational inheritance and in pursuit of assets

INDUSTRY OVERVIEW

preservation and appreciation, HNW individuals increasingly look for more effective ways to manage their private wealth, which drives the continuous growth of the HNW wealth management services market.
Increasing client awareness and sophistication.   The awareness of wealth management services has traditionally been low among Chinese HNW individuals. In light of the development of the financial market and more sophisticated wealth management products available in China, there is an increasing demand among Chinese HNW individuals for professional wealth management services that are able to effectively manage and allocate assets and balance investment risks and returns. In addition, as Chinese HNW individuals become more sophisticated as to their investment strategies, they are demanding more value-added services from wealth management service providers, such as tailored financial planning and investor education. On the supply side, in response to the evolving needs of Chinese HNW individuals, an increasing number of qualified and experienced professionals have been devoting to the development and innovation of wealth management products. The enrichment of the product offering in turn is expected to attract more investable assets into the HNW wealth management services market and further boost the development of the market.
Transition in wealth management service business model.   Along with the enhancement of financial knowledge and the risk awareness of Chinese HNW investors, HNW investors in China have gradually transitioned their investment demand from investments with short-term guaranteed returns to long-term asset appreciation. Furthermore, the Guiding Opinions published jointly by PBOC, CBIRC, CSRC, and SAFE in April 2018 prohibits the issuance of private credit products that contain any explicit or implicit guarantee of return. Such transition in clients’ demand and regulatory environment has prompted HNW wealth management service providers to upgrade the investment products they offer and financial services they provide to increase their competitiveness, which is expected to further enhance the growth of the market.
On-going Technological Empowerment.   The HNW wealth management services industry has adapted to and evolved with advanced technological solutions. Leading HNW wealth management service providers leverage online platforms to allow clients to obtain information and transact easily and digitally, use artificial intelligence to advise clients and manage their investments, and utilize algorithmic analysis to identify investment targets. The adoption of new technologies has greatly improved the efficiency, client experience and reliability of HNW wealth management services. The further adoption of advanced technological solutions is expected to drive the rapid development of HNW wealth management services industry.
Cooling down of the real estate market in China.   The real estate market has been one of the major channels of the asset allocation of HNW individuals. In a booming real estate market where the returns of real estate investments exceed returns of financial investments, the aggregate investable assets of HNW individuals invested into the wealth management market will decrease, leading to a decrease in the HNW wealth management services market. However, as PRC governments act on the principle that houses are for living in, not for speculation, in recent years, the real estate market in China has been cooling down and provides an opportunity of growth of the HNW wealth management services market.
Development of capital markets in China.   The opening of Chinese capital markets for foreign investments and the increasing number of listing venues both in China and abroad for portfolio companies provide greater exit opportunities for private equity investments, and has in turn driven an expansion in the supply of investment products, both of which has furthered the growth of the HNW wealth management services industry.
COMPETITIVE LANDSCAPE
Key Players in HNW Wealth Management Services Industry in China
China’s HNW wealth management services industry is mainly composed of private banking arms of financial institutions and independent HNW wealth management service providers. According to the Frost & Sullivan Report, top ten players in China’s HNW wealth management industry accounted for an aggregate of 64.0% market share in terms of total revenues in 2021.

INDUSTRY OVERVIEW

We were the eighth largest wealth management service provider in China focusing on serving HNW and ultra HNW clients and accounted for approximately 3.7% market share in the HNW wealth management services market in terms of total revenues in 2021, with the top seven all being national bank-affiliated service providers who have different business and distribution models from independent HNW wealth management service providers. We were also the largest independent wealth management service provider in China focusing on serving HNW and ultra HNW clients and accounted for approximately 21.5% market share in the independent HNW wealth management services market in terms of total revenues in 2021, according to Frost & Sullivan.
The table below summarizes the market share and background information of top ten HNW wealth management service providers in China in terms of total revenues in 2021:
Ranking	Company Name	Background	Total Revenues (in RMB billions)	Market Share (%)
1	China Merchants Bank	China Merchants Bank is a joint-stock commercial bank established in 1987 with a registered capital of approximately RMB25.2 billion. Headquartered in Shenzhen, China Merchants Bank is listed on the Shanghai Stock Exchange and the Hong Kong Stock Exchange with over 103 thousand employees. It provides services mainly in mainland China, Hong Kong, the United States, the United Kingdom, Singapore, Australia and Luxembourg.	15.9	13.5%
2	Bank of China	Bank of China is a state-owned commercial bank established in 1983 with a registered capital of approximately RMB294.4 billion. Headquartered in Beijing, Bank of China is listed on the Shanghai Stock Exchange and the Hong Kong Stock Exchange with approximately 306 thousand employees. It provides services mainly in mainland China, Hong Kong, the United States, the United Kingdom, Singapore and Korea.	11.1	9.4%
3	China Construction Bank	China Construction Bank is a state-owned commercial bank established in 2004 with a registered capital of approximately RMB250.0 billion. Headquartered in Beijing, China Construction Bank is listed on the Shanghai Stock Exchange and the Hong Kong Stock Exchange with approximately 351 thousand employees. It provides services mainly in mainland China, Hong Kong, New Zealand, Russia, Malaysia, Brazil and the United Kingdom.	8.9	7.6%

INDUSTRY OVERVIEW

Ranking	Company Name	Background	Total Revenues (in RMB billions)	Market Share (%)
4	ICBC	ICBC is a state-owned commercial bank established in 1984 with a registered capital of approximately RMB356.4 billion. Headquartered in Beijing, ICBC is listed on the Shanghai Stock Exchange and the Hong Kong Stock Exchange with approximately 434 thousand employees. It provides services mainly in mainland China, Hong Kong, New Zealand, the United Kingdom, and the United States.	8.6	7.3%
5	Agricultural Bank of China	Agricultural Bank of China is a state-owned commercial bank established in 1986 with a registered capital of approximately RMB350.0 billion. Headquartered in Beijing, Agricultural Bank of China is listed on the Shanghai Stock Exchange and the Hong Kong Stock Exchange with approximately 455 thousand employees. It provides services mainly in mainland China, Hong Kong, Singapore, the United Kingdom, the United States, Dubai and Korea.	8.4	7.1%
6	Ping An Bank	Ping An Bank is a joint-stock commercial bank established in 1987 with a registered capital of approximately RMB19.4 billion. Headquartered in Shenzhen, Ping An Bank is listed on the Shenzhen Stock Exchange with approximately 40.7 thousand employees. It provides services mainly in mainland China and Hong Kong.	6.1	5.2%
7	Bank of Communications	Bank of Communications is a joint-stock commercial bank established in 1987 with a registered capital of approximately RMB74.3 billion. Headquartered in Shanghai, Bank of Communications is listed on the Shanghai Stock Exchange and the Hong Kong Stock Exchange with approximately 90.2 thousand employees. It provides services mainly in mainland China, Hong Kong, the United Kingdom, Singapore, Japan, France and Australia.	4.8	4.1%
8	Our Company	—	4.3	3.7%
9	Company A	Company A is a non-listed company established in 2011 with a registered capital of approximately RMB0.1 billion. Headquartered in Beijing, Company A is an independent wealth management company mainly providing services for HNW clients in mainland China and Hong Kong.	3.7	3.1%

INDUSTRY OVERVIEW

Ranking	Company Name	Background	Total Revenues (in RMB billions)	Market Share (%)
10	China CITIC Bank	China CITIC Bank is a joint-stock commercial bank established in 1987 with a registered capital of approximately RMB48.9 billion. Headquartered in Beijing, China CITIC Bank is listed on the Shanghai Stock Exchange and the Hong Kong Stock Exchange with approximately 59.3 thousand employees. It provides services mainly in mainland China, Hong Kong, the United States and Singapore.	3.5	3.0%
	Top Ten Subtotal		75.3	64.0%
	Total		117.7	100.0%

Sources: Frost & Sullivan
The table below summarizes the market share and background information of top five independent HNW wealth management service providers in China in terms of total revenues in 2021:
Ranking	Company Name	Background	Total Revenues (in RMB billions)	Market Share in Independent HNW Wealth Management Market (%)
1	Our Company	—	4.3	21.5%
2	Company A	Company A is a non-listed company established in 2011 with a registered capital of approximately RMB0.1 billion. Headquartered in Beijing, Company A is an independent wealth management company mainly providing services for HNW clients in mainland China and Hong Kong.	3.7	18.5%
3	Company B	Company B is a NASDAQ listed company established in 2006 with a registered capital of approximately RMB0.3 billion. Headquartered in Shanghai, Company B is an independent wealth management company mainly providing asset management and wealth management services in mainland China, Hong Kong, the United Kingdom and the United States.	1.8	9.0%
4	Company C	Company C is a non-listed company established in 2011 with a registered capital of approximately RMB0.09 billion. Headquartered in Beijing, Company C is an independent wealth management company that focuses on wealth management services in mainland China.	1.6	8.0%

INDUSTRY OVERVIEW

Ranking	Company Name	Background	Total Revenues (in RMB billions)	Market Share in Independent HNW Wealth Management Market (%)
5	Company D	Company D is a non-listed company established in 2011 with a registered capital of approximately RMB0.1 billion. Headquartered in Beijing, Company D is an independent wealth management company that operates several companies in China’s wealth management and asset management sectors.	1.3	6.5%
	Top Five Subtotal		12.7	63.5%
	Total		20.0	100.0%

Sources: Frost & Sullivan
The independent HNW wealth management services market in China is a concentrated market, with top five players accounting for approximately 63.5% market share in terms of total revenues in 2021.
Entry Barriers to HNW Wealth Management Services Industry in China
Client Resources.   The clients of HNW wealth management service providers are mainly HNW individuals with investable financial assets of no less than RMB6 million. As of 2021, there were approximately 2.1 million HNW individuals, which only account for approximately 0.1% of the total population in China. HNW wealth management service providers need to establish independent distribution networks to reach the clients and to distribute products. New entrants to the industry face significant difficulties in building a large client base to compete with existing players.
Service and Management.   HNW wealth management service providers are required to provide comprehensive services including but not limited to investor education, family trust consultation and multi-asset allocation. HNW wealth management service providers also need to possess organizational management capabilities to scale up their corresponding services. Because of the homogenization of investment product, HNW individuals prefer to choose HNW wealth management service providers with comprehensive services and organizational management capabilities.
Collaboration with Product Partners and Investment Partners.   HNW wealth management service providers rely on the collaboration with product partners and investment partners to offer a diversified product mix to satisfy the investment appetites of the HNW individuals. The ability to maintain a long-term stable collaborative relationship with leading product partners and investment partners is crucial for a HNW wealth management service provide to offer attractive products to the clients, maintain and increase the client base, increase the transaction value and AUM and obtain a resilient and favorable revenue structure. The collaboration with a large number of product partners and investment partners is also important in increasing the bargaining power of the HNW wealth management service providers in negotiating for favorable service fee arrangements.
Qualifications and Compliance.   HNW wealth management service providers are required to possess certain qualifications to operate their business and their employees are required to be licensed to work in HNW wealth management services industry as well. In order to distribute fund products in China, HNW wealth management service providers need to obtain the fund distribution license from CSRC. Certain leading HNW wealth management service providers also provide asset management services, and accordingly are required to register with the Asset Management Association of China as a private equity investment fund

INDUSTRY OVERVIEW

manager. In addition, HNW wealth management service providers are subject to increasingly stringent industry regulation and evolving regulatory environment.
Brand Reputation.   As HNW individuals prefer to choose trustworthy service providers with well-known brands to manage their wealth, new entrants to the industry may find it difficult to attract clients and enlarge the client base. In addition, a new entrant without a strong brand reputation may also lack the ability to establish collaboration with leading product providers and investment partners, which would limit the number of high-quality investment products provided by the new entrant, making it more difficult to satisfy the investment appetites of HNW individuals.
Operational Capabilities.   New entrants to the HNW wealth management services industry need to develop capabilities to operate their business and manage operational risks. Such capabilities include the ability of selecting and screening products to be distributed and managing risks related to investment products and investment partners. In addition, it is extremely important to digitalize operations with the increasing AUM, especially for primary market products. Furthermore, HNW wealth management service providers also need to develop anti-money laundering policies and know-your-client measures in accordance with relevant laws and regulations.
Competitive Advantages of Independent HNW Wealth Management Service Providers in China
While private banking arms of financial institutions and independent HNW wealth management service providers compete for certain overlapping client segments, their client base, product offerings, distribution and operating models, as well as technological capabilities and adoption, are different in many respects. Set forth below are the key competitive advantages of independent HNW wealth management service providers as compared to private banking arms of financial institutions.
Broad client base with more granular client segmentations.   HNW wealth management service providers typically are able to serve a broader and more diversified client base (from entry level client with AUM of over RMB3 million to ultra HNW clients with AUM of over RMB50 million) and maintain more granular client segmentations. While the private banking arms of financial institutions have the opportunity to cross-sell investment products to the existing client base of the affiliated financial instructions, their clients are served on a less- differentiated basis and provided with less-tailored products and services.
Diversified investment product mix catered for the needs of HNW investors.   Financial institutions typically distribute wealth management products offered by the bank and its affiliated financial institutions on a preferential basis. The products offered by private banks are more standardized, mainly consisting of cash management, public securities and a small proportion of alternative investment products with limited access to PE/VC products. In contrast, HNW wealth management service providers typically operate as independent open platforms offering diverse and tailored investment products from a wider range of external providers to meet HNW clients’ specific needs, offering more diversified product offerings that provide wide access to PE/VC and other alternative investments. Leading independent HNW wealth management service providers are able to leverage their licensed overseas entities or through overseas partners to satisfy the increasing global asset allocation demand of HNW clients, while private banking arms of financial institutions sell predominantly domestic products and have no or limited capability for overseas product offerings or global asset allocation.
Client-centric investment advice and services.   HNW wealth management service providers generally provide advice perceived to be unbiased, trustworthy and client-centric given their open platform model. HNW wealth management service providers typically offer investment products with longer duration and less volatility to ride through economic cycles. Accordingly, relationship managers of HNW wealth management service providers need to be more professional and sophisticated to serve a broader range of client segments, with in-depth investment knowledge in both standardized secondary market and alternative primary market investment products. On the contrary, the investment advice provided by the private banking arms of financial institutions is perceived to be relatively less neutral due to their affiliations with financial institutions. They

INDUSTRY OVERVIEW

tend to provide standardized investment advice across a large client segment, rather than personalized and differentiated advice for different HNW clients.
Tailored technology infrastructure.   HNW wealth management service providers typically have independent and tailored technology infrastructure to facilitate HNW client services, with relevant tools and functions for relationship managers to utilize internally, while private banking arms of financial institutions rely on general technology infrastructure of the financial institutions.
Key Competencies for Independent HNW Wealth Management Service Providers
Asset management capabilities.   Certain leading independent HNW wealth management service providers in China have established their own asset management business arm in order to develop customized and supplemental investment products that are normally unavailable in the public market and tailored for HNW individuals only. By offering unique asset management products, these service providers can better address the underserved asset allocation and diversification needs of their HNW clients and provide distinctive product mix. Independent HNW wealth management service providers may also enjoy synergies between the wealth management and asset management businesses. In addition, following the enactment of the Supervision Measures in October 2020, wealth management service providers that operate as independent fund distribution institutions shall not distribute privately-raised investment funds that invest in private equity products except as otherwise permitted by the CSRC. Wealth management service providers with asset management capabilities that operates as licensed fund managers of privately-raised investment fund are not subject to the Supervision Measures and are entitled to raise capital for private equity fund products.
Overseas product offering capabilities.   In response to clients’ increasing overseas wealth and rising demands for overseas investment opportunities, certain leading HNW wealth management service providers offer overseas investment products. Global footprints and overseas product offerings provide HNW wealth management service provider with significant competitive advantages as such product offerings serves the unmet demand of HNW investors and enhances client loyalty.
Comprehensive service capabilities.   Independent HNW wealth management services need to possess comprehensive and sophisticated service and investment capabilities to compete effectively. Leading independent HNW wealth management service providers leverage their extensive industry experience and in-depth knowledge of the financial market to provide comprehensive product offerings and sophisticated services to HNW investors.
Technological capabilities.   Independent HNW wealth management service providers are increasingly adopting various technologies in the course of their business, from client engagement, online transaction, analytical service tools to back-office management systems. These technologies broaden the client outreach, improve clients’ experience and enhance operational productivity and efficiency of the HNW independent service providers.
REGULATORY TRENDS IN PRC HNW WEALTH MANAGEMENT SERVICES INDUSTRY
A series of regulations and rules have been promulgated by the PRC government to enhance supervision over the HNW wealth management services market in China, including:
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the Guidance Opinions, which prohibits the issuance of private credit products that contain maturity mismatch arrangements or any direct or indirect guarantee of return, and requires relevant institutions to follow detailed guidance with regards to the maximum volume of private credit products issued and minimum liquidity thresholds, and net-asset value based investment products are becoming the major products in the market;

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the Supervision Measures, which provides that independent fund distribution institutions shall specialize in the distribution of funds that invest in public securities, and shall not distribute private equity products or privately-raised investment funds that invest in private credit products except as otherwise permitted by CSRC; and

INDUSTRY OVERVIEW

•
the Guidelines on Environmental Information Disclosure for Financial Institutions (《金融機構環境信息披露指南》) published by PBOC in July 2021, which requires financial institutions including independent HNW wealth management service providers to disclose their ESG information annually, and further promotes the market demand for ESG investment in China.
These developments in the PRC regulatory environment for the HNW wealth management services market are expected to increase HNW individuals’ confidence in the HNW wealth management services market and reinforce their preference for leading wealth management service providers which have a diversified product offering, including private equity products distributed through legitimate channels, and customized client service capabilities.

BUSINESS

The following section sets forth updated and supplemental information since the filing of our 2021 Form 20-F relating to selected aspects of our business and operations as well as a current description of our overview, strengths, and strategies.
OVERVIEW
Our Business
We are a leading HNW wealth management service provider in China with global asset management capacities. We were the eighth largest wealth management service provider with a market share of approximately 3.7% in China’s HNW wealth management services market, and the largest independent wealth management service provider with a market share of approximately 21.5% in China’s independent HNW wealth management services market, both in terms of total revenues in 2021, focused on serving HNW and ultra HNW investors, according to Frost & Sullivan. We primarily provide investment products and professional services to HNW and ultra HNW clients through two synergetic business segments, namely wealth management business and asset management business, which contributed to 74.2% and 24.2% of our total revenues in 2021, respectively.
For our wealth management business, we distribute a diverse suite of investment products provided by both our ecosystem partners and our asset management arm Gopher, primarily including mutual fund products, private secondary products and other products. These products are carefully selected by our product development team in accordance with the investment objectives and risk appetites of our clients. We generate revenues primarily from transaction- based one-time commissions at the time of purchase, recurring service fees based on total capital commitments or fair value of investments, and sharing of the performance-based income earned by general partners or fund managers. In 2021, the above three revenue sources contributed to 36.8%, 45.8% and 14.6% of the total revenue from our wealth management business, respectively. We also provide other services including, among others, investor education and trust services that are complementary to our clients’ overall objectives around wealth preservation and tailored to their individual circumstances and needs.
To supplement the product portfolio and advisory services provided through our wealth management business, our asset management arm, Gopher, offers proprietary and unique investment portfolio specifically designed for our clients, which mainly include private equity investments through FoFs, feeder funds and S funds, as well as direct and co-investments, public securities investments, real estate investments, and multi-strategy and other investments. In particular, Gopher’s “wealth stabilizer” product, Target Strategy, which utilizes different sub-strategies and active portfolio rebalancing to control volatilities, with its stable strategy funds launched in August 2021 and balanced and positive strategies funds launched in April 2021, achieved cumulative returns of 1.1%, 4.9% and 5.4%, respectively, by the end of 2021, effectively mitigated market risks for clients. Gopher not only invests in funds, but also focuses on developing its direct- and co-investment capabilities to offer unique and sought-after opportunities to clients for investments into promising portfolio companies. As of December 31, 2021, we have directly or indirectly invested in more than 7,000 companies, of which more than 170 had grown into unicorn companies1 and more than 400 became publicly listed companies. Gopher’s products are distributed both by leveraging the established channel of our wealth management business and Gopher’s own direct sales team. By directly participating in a greater portion of the value chain from asset manufacturing through distribution, we believe we maintain stronger connectivity to our clients, are better positioned to anticipate and cater to their needs and achieve enhanced economics for our business. Gopher generates revenue primarily from recurring service fees and performance-based income from funds for which it serves as the fund manager. In 2021, these two revenue sources contributed to 61.1% and 30.1% of the total revenue of our asset management business, respectively.

1
Refers to companies with valuation over US$1.0 billion.

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Noah adheres to client-centric value by putting clients at the core of our business. Our clients are segmented into five categories, namely ivory, gold, platinum, diamond, and black card clients2, each with a tailored service model. Our client-centric approach is achieved through our “Noah Triangle” service model, which matches highly professional advisors specialized in relationship management, various investment solutions and execution fulfillment to serve our clients’ asset allocation needs. Typically, a Noah Triangle consists of one account representative (“AR”), a number of solution representatives (“SR”), and a fulfillment representative (“FR”) (together, the “3R”), who work together as a team to serve a client.
Our Market
China’s HNW wealth management services market has witnessed fast growth in the past few years, with the total revenues generated from the HNW wealth management services market growing at a CAGR of 14.3% from 2016 to 2021. However, China’s HNW wealth management services market is still at an early stage of development as compared with the developed countries, with financial assets accounting for less than 35% of total assets of China households, compared with over 70% in the United States, as of December 31, 2021, according to Frost & Sullivan.
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Favorable macro and demographic environment.   Growth of China’s economy, backed by the favorable policies to boost domestic demand, is translating into growing private wealth as well as investable assets, particularly among HNW investors. Frost & Sullivan estimates a 10.1% CAGR in China’s HNW population from 1.3 million to 2.1 million and a 13.1% CAGR in total investable assets of the HNW population from RMB28.7 trillion to RMB53.0 trillion during 2016 to 2021, creating massive demands for professional wealth management services. China is also witnessing an emerging younger HNW population from the rise of new economy that values professional investment advisory and wealth management services. These macro economic and demographic shifts have affected the way that HNW investors manage their wealth, providing long-term tailwinds for HNW wealth management services industry.

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More diverse and sophisticated asset allocation.   Historically, Chinese individuals’ investable assets have been much more invested in real estate, deposit and, among financial assets, cash management and fixed income products, compared with the developed countries. Under a low interest rate environment and tightened regulations on real estate, the asset allocation of Chinese retail investors has become more diversified with an increasing focus on allocation to financial assets. In particular, there is rising preference for public securities and private equity investments by sophisticated HNW investors. According to Frost & Sullivan, total investable financial assets allocated to private equity and public security products by Chinese HNW investors increased at CAGRs of 8.8% and 21.2%, respectively, from 2016 to 2021. To diversify risk exposure, HNW investors also seek for overseas asset allocation, the amount of which accounted for 7.2% of their total investable assets in 2021, according to Frost & Sullivan.

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Capital market liberalization creating more investment and exit opportunities.   Since late 2018, China’s capital markets have witnessed accelerated reforms, including the launch of the Shanghai Stock Exchange Science and Technology Innovation Board, the Beijing Stock Exchange and registration-based IPO regime, which will create diverse exit opportunities for private equity investments. The opening to foreign investors also stimulates the globalization of China’s capital markets as well as the trading and investment activities.

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Digital transformation.   Benefitting from the client-centric and independent model as well as a comprehensive suite of products and professional services, independent wealth management service providers are uniquely and better positioned to capture the enormous market opportunities and increasingly gain shares of this large and growing market.

2
Ivory, gold, platinum, diamond, and black card clients refer to wealth management clients with an AUA of less than RMB1 million, RMB1-3 million, RMB3-10 million, RMB10-50 million and over RMB50 million, respectively.

BUSINESS

Our Performance
We have achieved significant growth in scale and profitability since our inception, and maintained robust growth during the Track Record Period. Our aggregate registered clients increased from 293,760 in 2019 to 411,981 in 2021, representing a CAGR of 18.4%. Our total transaction value grew at a CAGR of 11.3% from RMB78.5 billion in 2019 to RMB97.2 billion (US$15.3 billion) in 2021. Total AUM reached RMB156.0 billion (US$24.5 billion) as of December 31, 2021, representing a decrease of 8.3% from 2019 as a result of the voluntary redemptions of private credit and real estate assets, as we were transforming to NAV-based assets and mitigating our risk exposure to real estate.
We have built and maintained a high-quality and loyal client base. Our active clients (including mutual fund-only clients), increased by 25.0% from 2020 to 2021. The total number of black card clients grew at a CAGR of 23.0% from 1,139 in 2019 to 1,722 in 2021, with AUA per black card client of RMB76.1 million (US$11.9 million) as of December 31, 2021.
Our rapid growth has translated into strong and robust financial performance. Our loyal client base and the long duration of most of our investment products have supported a growing and recurring revenue stream. From 2019 to 2021, recurring services fees increased from RMB1,845.5 million to RMB2,109.0 million (US$330.9 million), contributing to 54.1% and 48.7% of our total revenues, respectively. Our industry leading investment capabilities also allow us to generate sustainable performance-based income, which grew from RMB113.1 million in 2019 to RMB784.2 million (US$123.1 million) in 2021, contributing to 3.3% and 18.1% of our total revenues. During the Track Record Period, our total revenues slightly decreased by 2.6% from RMB3,413.2 million in 2019 to RMB3,324.7 million in 2020, primarily due to the negative impact from the COVID-19 pandemic, but our total revenues further increased by 30.1% to RMB4,326.6 million (US$678.9 million) in 2021. We recorded net income of RMB863.8 million and RMB1,306.1 million (US$205.0 million) in 2019 and 2021, respectively, and net loss of RMB743.5 million in 2020. The net loss in 2020 was primarily due to the non-cash settlement expense of RMB1,828.9 million attributable to the Camsing Incident. When evaluating our operating performance, our management would also review and consider (i) share-based compensation, and (ii) settlement expense attributable to the Camsing Incident. In 2019, 2020 and 2021, we recorded share-based compensation expenses of RMB94.9 million, RMB59.8 million and RMB51.0 million (US$8.0 million), respectively. In 2019, 2020 and 2021, we recorded settlement expenses attributable to the Camsing Incident of nil, RMB1,828.9 million and RMB19.9 million (US$3.1 million), respectively.
OUR STRENGTHS
We believe that the following competitive strengths contribute to our success and are differentiating factors that set us apart from our peers:
Pioneer and leader in China HNW wealth management services industry
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Leadership position.   We were the largest independent wealth management service provider in China servicing HNW and ultra HNW clients in terms of total revenues in 2021, according to Frost & Sullivan. Since our listing on the NYSE in 2010, we have built a sales force of 1,316 relationship managers, and our cumulative transaction value reached RMB863.1 billion (US$135.4 billion), as of December 31, 2021. We have established a footprint in 84 cities in mainland China, as well as a number of offices in Hong Kong, Taiwan, New York, Silicon Valley and Singapore.

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Market-first achievements.   We are a pioneer in China’s HNW wealth management and asset management services industry with various market-first achievements, according to Frost & Sullivan. Gopher launched the first market oriented FoF, the first fund of hedge funds and the first S fund in China. We are also a pioneer in expanding to global HNW wealth management services markets, serving the global Chinese HNW and ultra HNW population and addressing increasing global allocation demands. As of December 31, 2021, the offshore AUM of Gopher reached RMB28.4 billion (US$4.5 billion), accounting for 18.2% of the total AUM. We led the digital transformation of the

BUSINESS

industry and developed a proprietary system GIMSP, which is the first and largest end-to-end alternative investment management platform in the HNW wealth management services industry in China.
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Our brand recognition.   With 17 years of in-depth understanding of clients’ investment needs and proven track record, we have established a widely recognized brand as a trustworthy and sustainable wealth manager, evidenced by various industry awards including:

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Wealth management business:   by Asia Money 2019-2021 Best Wealth Manager and 2021 Best Wealth Manager for Technology in China by Asia Money; 2019-2021 Best Boutique Wealth Manager in China, Overall by the Asset; 2018-2020 Best Independent Wealth Management Institution in China by The Asian Banker; and 2016-2018, 2020 and 2021 Best Wealth Manager in China by Asian Private Banker;

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Gopher:   2020 and 2021 Top 20 Best Secondary Funds in the World by Global FoF Association; Best Fund of Hedge Funds 2021 by HFM AsiaHedge; and Golden Bull award for overseas PE 2020 by China Securities Journal;

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ESG-related:   Transparency and Reporting prize by the UN Women 2021 China WEPs Awards; Best CSR Institution by IPWM 2021; and 2021 Gold ESG Corporate Award by the Asset;

Our premier brand translates to effective word-of-mouth marketing, as well as the ability to attract reputable product partners and seasoned relationship managers.
High quality and loyal client base
We strive to be client-centric and focus on building long-term relationship with our clients through our dedicated team of relationship managers. We serve our clients with a comprehensive suite of investment products based on their evolving investment needs and risk profile, as well as provide them with extensive resources and education. Enoch Education, our investor education subsidiary, was launched in 2013, and has since then organized more than 400 training sessions, attracting more than 20,000 investors. These well-designed programs have enhanced the financial sophistication of our clients, and in return increased their willingness and stickiness to invest and allocate assets utilizing our services. With decades of superior client service experience and a premium brand, we have accumulated and served a high quality and loyal client base:
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High quality and high potential.   Our clients are primarily first generation wealth creators who have capitalized on the fast growth of China’s economy. Our deep relationships with these clients have positioned us well for capturing the opportunities to achieve further wallet share across generations. From 2020 to 2021, our core clients, including diamond and black card clients, increased by 13.9% and 37.9% respectively.

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Active and loyal.   Once forged, we are able to maintain a long-term and close relationship with our clients. Our total active clients (including mutual fund-only clients) increased from 31,495 in 2019 to 42,764 in 2021, representing a CAGR of 16.5%. Our repeat client rate3 was 64.7% in 2021, higher than the industry average repeat client rate according to Frost & Sullivan.

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Continuously growing.   Leveraging our broad coverage network, we continuously attract new clients and convert registered clients into active and higher tier clients. In 2021, 334 of our diamond card clients became black card clients, representing 19.4% of the total number of black card clients in 2020, indicating the tremendous upgrade potential of our client base as a result of our efficient Noah Triangle service model.

3
Represents the number of clients who have both (i) purchased investment products from our Company in a given year and (ii) purchased two or more investment products in any year(s) (the purchases may be made in different years), as a percentage of the clients who have purchased investment products from our Company in that given year.

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Unparalleled ecosystem with access to unique investment opportunities
We are the first wealth manager in China to have built a unique and strong ecosystem with top-tier fund managers and general partners in various asset classes, according to Frost & Sullivan.
We have established partnerships with 15 of the top 20 VC fund managers as named in the “2021 Annual List of Chinese Venture Capital Investment Institutions” in December 2021 by CV Info, and nine of the top 20 international PE firms as named in “Private Equity International’s PEI 300 list” for 2021. Our partnerships are long-term, multi-level and mutually beneficial. Under our unique ecosystem, we distribute investment products issued by reputable fund managers, invest in funds managed by selected general partners, and co-invest directly in portfolio companies with our ecosystem partners.
We are also one of the preferred or exclusive distribution channels for private secondary funds, such as funds managed by Perseverance Asset Management and Greenwoods. We currently work with all of the top 20 non-money market funds in China in terms of AUM as of the end of 2021 and leading offshore fund managers such as Blackrock, Fidelity, Franklin Templeton and Schroders to distribute their mutual funds through our onshore mutual fund platform, Fund Smile, and overseas mutual fund platform, iNoah, respectively.
Leveraging our investment expertise and a deep understanding of clients’ demands, we have developed a comprehensive and unique set of products in collaboration with our ecosystem partners and advise our clients based on prudent evaluation of product suitability. For our wealth management business, we distributed public securities products, including mutual fund products and private secondary products, totaling RMB174.5 billion during 2019 to 2021. In addition, through its 12 years of operation of asset management business and as of December 31, 2021, Gopher has invested in over 200 PE/VC funds covering over 7,000 underlying companies, of which more than 170 companies had grown into unicorn companies and more than 400 companies had gone public. Gopher’s AUM in PE/VC products amounted to RMB130.9 billion (US$20.5 billion) as of December 31, 2021, accounting for 83.9% of Gopher’s total AUM during the same period. These long-term, in-depth, and in certain cases, exclusive collaborations allow us to better serve and build loyal relationships with our clients by offering unique and suitable investment opportunities.
Industry leading technology infrastructure
Our technology capabilities and infrastructure are top-notch in the HNW wealth management services industry, with a crafted digital strategy. Leveraging over 17 years of industry know-how and proprietary database, we combine the human touch with a digital core to maximize target client reach and achieve efficient and personalized client service supported by analytical insights. We have established a fully integrated technology infrastructure that transforms front-end client engagement and back-end operations, to improve the work efficiency of the “Noah Triangle” service model.
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Our “know-your-client,” “know-your-agent” and “know-your products” system is built upon data labels derived from our in-depth understanding of clients, the profiles of our “Noah Triangle” teams, product screening and due diligence processes. By utilizing insights from this system, we are able to optimize our resource allocation and accurately match our clients with suitable relationship managers and products to improve operational efficiency.

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To serve our clients, we have developed a suite of user friendly front-end client interfaces consisting of WeNoah, a comprehensive one-stop wealth management portal app, Fund Smile, a domestic mutual fund app, and iNoah, an overseas mutual fund app. These applications act as important acquisition and maintenance channel catering to increasingly tech-savvy clients. In 2021, Fund Smile and iNoah facilitated mutual fund transactions of RMB41.0 billion and US$215.7 million, respectively.

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To optimize investment management capabilities, we developed GIMSP, the first and largest end-to-end automated alternative investment management platform in China according to Frost & Sullivan, with proprietary technology and comprehensive database covering over 7,000 potential portfolio companies.

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Our continuous focus on technology has enhanced the efficiency and resilience of our business. From 2019 to 2021, the average transaction value per relationship manager increased by 21.2%. During the COVID-19 pandemic in 2020 and 2021, substantially all transactions and investor education were completed online.
Visionary management team and “3R”s in the Noah Triangle
We have benefited from the vision, experience and professionalism of our co-founders, Ms. Jingbo Wang and Mr. Zhe Yin and our management team. The foresight of our management team, combined with their industry thought leadership and years of management experience, has led us to navigate the changing market environment, capture new market opportunities and consistently deliver extraordinary performance.
For instance, our leadership’s decision-making and execution capabilities enabled us to successfully transition from private credit products to standardized NAV-based public securities products ahead of our peers, in response to the changing market environment in China. Against the backdrop of the COVID-19 pandemic, we, by leading the digital transformation of HNW wealth management business, were able to provide primarily all client services and complete operational process digitally, achieving 2.6% growth in total transaction value and 30.1% growth in total revenues from 2020 to 2021 with strong resilience to market volatility.
We take pride in our highly professional relationship managers, who are selectively and professionally trained to provide comprehensive services to our clients, as ARs, SRs and FRs in the Noah Triangle. As of December 31, 2021, we had a professional team consisting of 1,316 relationship managers across 84 cities in mainland China as well as in Hong Kong, Taiwan, New York, Silicon Valley and Singapore. In 2021, our net revenues per relationship manager was RMB3.3 million (US$0.5 million), more than three times higher than our industry peers4, according to Frost & Sullivan. With our uniquely designed career advancement structure, systematic training programs, and strict 3R accreditation programs, we have created and maintained a cohesive and seasoned 3R team, who contributed to the growth of our core client base, diamond and black card clients, which collectively increased by 18.2% in 2021.
OUR STRATEGIES
We aspire to become the most trusted wealth management advisor for the global Chinese HNW and ultra HNW population. To achieve this goal, we intend to leverage our existing strengths and pursue the following:
Maintain and Expand Client Base
We will continue to serve our existing high quality and loyal client base, while proactively adjusting our strategy to capture the second generation of HNW and ultra HNW families and population emerging from China’s new economy.
•
Continue to acquire new business clients and activate existing client base.   In 2021, we established a Strategic Client Center at group level, supported by a client study team to systematically go through Gopher’s portfolio companies, leading private companies, listed companies and our trust clients and provide wealth management services to these institutional clients. This center will also work alongside the Noah Triangle model to convert new HNW and ultra HNW clients from these companies. We have accumulated a large and loyal client base of 42,764 active clients (including mutual fund-only clients) in 2021. While we achieved a high repeat client rate of 64.7% in 2021, we believe in the potential to continuously increase wallet share by introducing suitable products and provide tailored advisory services to our clients, evidenced by the historical growth in the number of diamond and black card clients, as well as the highest AUA per client in the HNW wealth management services industry, according to Frost & Sullivan.

4
Refer to the top five independent HNW wealth management service providers in China in terms of total revenues in 2021, except for our Company.

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•
Continue to acquire more next generation and new economy HNW and ultra HNW clients.   Self-directed investing accounts for 55.3% of total financial assets of HNW population in China as of December 31, 2021, according to Frost & Sullivan, implying ample room for further market penetration. We believe that as China’s economy continues to develop, the next generation of HNW and ultra HNW investors emerging from new economy will continue to grow, demanding more professional wealth management services. We will identify and serve these prospective clients with seasoned and suitable Noah Triangles, as well as via our digital channels, and provide personalized products that best meet their evolving needs.

Continuous Digital Transformation
Digital transformation has been one of our core strategies and key areas of investments. We intend to build an open technology platform that enables advisors and empowers our business partners, with the goal of optimizing client experience and digitalizing business operations. Our digital strategy is centered around the following aspects:
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To Clients:   We aim to seamlessly integrate the advantages brought by both human advisors and technology to broaden client outreach and deliver the optimal client experience and personalized services. With 24/7 digital servicing capacity, we are able to provide real-time, end-to-end service to our clients, realize the personalized matching of relationship managers, clients and products, and adopt customized service model for different client segments. This will expand our capacity to serve HNW and ultra HNW clients.

•
To Business:   We continue to enhance our technology infrastructure to empower the digital transformation of our business partners. In September 2021, we launched the Smile Treasury platform, a self-developed customized treasury management interface for institutional clients. Based upon our extensive coverage of mutual funds in the market and our prudent fund screening process, Smile Treasury provides small and medium-sized enterprise clients access to mutual funds to satisfy their money market and liquidity management needs. With a fully automated online account opening option, Smile Treasury is able to help small and medium-sized enterprises to optimize cash returns while maintaining liquidity of working capital. After four months of operations, Smile Treasury now covers 95% of the funds and 90% of the fund managers in the mutual fund market, serving business clients from 14 industries, including real estate, finance, technology and advertising.

•
To Advisors:   Our technology infrastructure provides work stations for our relationship managers to gain more in-depth insights of clients. To enable our Noah Triangles to manage client data efficiently, we upgraded our CRM system, a one-stop platform for client information management, product recommendations, fulfillment monitoring and sales process management. With our recently launched client fulfillment information kit, clients’ portfolio reports are generated automatically to offer a comprehensive overview of clients’ individual AUM portfolios. We plan to further upgrade and enhance our digital capability, enhancing efficiency and client service ability for relationship managers.

We plan to invest 10-20% of our annual revenues in client interfaces and technology in the next few years to further enhance our client experience and IT infrastructure. We believe client experience is the key differentiation factor in the NAV era, while technological advancement and innovation are critical to solidifying our competitive moat.
Improve Research and Investment Capacities
We plan to establish a CIO office at the group level to provide in-house research and investment opinions and asset allocation recommendations. Currently, Gopher’s investment research center consists of macro strategy and industry research. Gopher has assembled a highly seasoned team of investment professionals with extensive experience in primary market focusing on industries such as healthcare, TMT, consumer and financial institutions, contributing to our comprehensive and diversified investment strategies. We believe research is the foundation for product selection, investment, and value creation for clients, and plan to invest 10% of our annual revenues to further improve our research and investment capabilities in the next few years.

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Continue to Optimize Product Mix and Maintain Product Leadership
The regulatory environment in China has been evolving and we have been able to adapt to the changes timely, benefiting our clients and business in the long term. Since the second half of 2019, in response to the Guidance Opinions on Regulating the Asset Management Business of Financial Institutions, we have successfully transformed our mix of product offering through ceasing the distribution of new private credit products and shifting to public securities products, including mutual fund products and private secondary products. From the third quarter of 2019 to the end of 2021, our transaction value in public securities totaled RMB165.2 billion, successfully replacing private credit funds. From the third quarter of 2019 to the second quarter of 2021, Gopher successfully exited approximately RMB29.5 billion worth of private credit assets from its AUM. We will continue to capture secular growth of public securities product and benefit from the higher recurring service fees and performance-based income.
At the same time, to maintain our product leadership especially in private equity investments, we will continue to leverage our strong ecosystem partnership with leading fund managers to identify unique investment opportunities for our clients. The liberalization of China’s capital markets and proliferation of more innovative investment products will provide more investment and exit opportunities for private equity products. Our private equity investments accounted for 83.9% of our total AUM, and 58.4% of our total AUA as of December 31, 2021, and will remain as an important offering to our clients.
In addition, we will continue to diversify and upgrade our value-add services to our clients, including trust services, family office and other customized solutions, to better satisfy the wealth management demands across generations.
Overseas Expansion
We were an early observer of the growing Chinese HNW and ultra HNW investors globally and their increasing demand for global asset diversification. Since 2012, we have been dedicated to establishing and expanding the presence of Noah in overseas markets with a globalization strategy. Our existing overseas business and partnerships have allowed our clients to tap into overseas investment opportunities with offshore capital. We will further strengthen our presence in Hong Kong as an international wealth management center and investment product development center, and in Silicon Valley with its investment edge in the technology industry. In 2020, we obtained capital market service and family trust licenses in Singapore, and plan to grow our Singapore business into a regional client service, trust and booking center. In 2021, Gopher obtained an Investment Advisor license from the SEC, and we also strategically invested in iCapital Network to improve its competitiveness overseas.
Our international business accounted for 23.4% of our total revenues in 2021. We expect continuous contribution from our overseas business in the near future as we continue to serve global Chinese HNW and ultra HNW clients and help with their global investment diversification.
OUR BUSINESS MODEL
We provide comprehensive financial services through our subsidiaries and Consolidated Affiliated Entities, comprising our wealth management business, asset management business and other businesses, to our clients. In 2021, our wealth management business, asset management business, and other businesses contributed to 74.2%, 24.2% and 1.6% of our total revenues, respectively.
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Wealth management business.   Through the licensed distribution channels operated by our subsidiaries, we offer various investment products, including primarily domestic and overseas mutual fund products, private secondary products and other products, on behalf of our third-party product partners and Gopher, our asset management arm. We also provide customized value-added financial services to our clients, including investor education and trust services.

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Asset management business.   Through Gopher, our asset management arm, we manage our clients’ investments in private equity, real estate, public securities, multi-strategy and other investment products.

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We conduct our domestic asset management business through our Consolidated Affiliated Entities, and overseas asset management business through our subsidiaries Noah HK and Gopher GP.
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Other businesses.   This segment mainly includes lending services whereby we make secured loans to creditworthy clients through our subsidiaries. Since the third quarter of 2019, we have decreased lending and other businesses as we strategically shifted focus to our core wealth management and asset management businesses.

Historically, we also offered private equity products through our wealth management business. Following the enactment of the Supervision Measures on Distribution Institutions of Publicly-Raised Securities Investment Fund (the “Supervision Measures”) in October 2020, which provides that independent fund distribution institutions shall specialize in the distribution of funds that invest in public securities, our wealth management business ceased offering private equity products, and now primarily focuses on distributing mutual fund products and private secondary products. Since then, our asset management arm, Gopher, started to raise capital for private equity investments directly from our clients.
We operate our business to cater to the needs of our clients by leveraging (i) our unique ecosystem with leading product partners, including fund managers and top PE/VC general partners, (ii) a diversified product mix that contributes to a favorable revenue structure with competitive profit margins and delivers successful investment results, and (iii) significant synergies and high operating efficiency. We are a pioneer in China’s HNW wealth management services industry with various market-first achievements, and are the first wealth manager to have built an ecosystem with leading private secondary funds and PE/VC firms in China, according to Frost & Sullivan. Leveraging our early-mover advantage, deep understanding of the industry, strong execution capabilities and rigorous risk management, we have developed a comprehensive set of product offerings in collaboration with our product partners.
Set forth below is a diagram illustrating our unique ecosystem:

(1)
Following the enactment of the Supervision Measures in October 2020, we ceased offering private equity products through our wealth management business, and our asset management arm, Gopher, started to raise capital for private equity investments directly from our clients.

(2)
Others include insurance products, multi-strategies products and others.

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(3)
We manage our clients’ investments solely through our asset management business; our wealth management business only involves distributing investment products and we do not provide investment management services for our clients within our wealth management business.

The following tables break down our revenues and operating margin by business segment for the periods indicated:
	Years Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
	(in thousands)
Revenues
Wealth management business:
One-time commissions	928,061	766,246	1,180,900	185,310
Recurring service fees(1)	1,155,450	1,284,447	1,469,600	230,612
Performance-based income	23,430	205,305	469,121	73,615
Other service fees	222,912	123,458	92,352	14,492
Total revenue for wealth management business	2,329,853	2,379,456	3,211,973	504,029
	Years Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
	(in thousands)
Asset management business:
One-time commissions	3,607	42,591	90,516	14,204
Recurring service fees	690,015	645,752	639,409	100,337
Performance-based income	89,655	184,220	315,072	49,442
Other service fees	4,274	7,451	1,390	218
Total revenue for asset management business	787,551	880,014	1,046,387	164,201
Other businesses:
Other service fees	295,772	65,242	68,240	10,708
Total revenue for other businesses	295,772	65,242	68,240	10,708
Total Revenues	3,413,176	3,324,712	4,326,600	678,938

(1)
Pursuant to the agreement Gopher and our wealth management branch entered into for product distribution, Gopher shared with the wealth management business segment recurring service fees of RMB151.8 million, RMB159.0 million and RMB135.1 million (US$21.2 million) in 2019, 2020 and 2021, respectively. Such intra-group revenue have been deducted from our consolidated statements of operations. For details of the agreement, see “Financial Information — Components of Results of Operations — Revenues — Revenues from the Asset Management Business.”

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	Years Ended December 31,
	2019	2020	2021
Operating income/(loss) margin(1)
Wealth management business	18.9%	34.5%	28.8%
Asset management business	49.9%	52.5%	46.6%
Other businesses	29.7%	(29.4)%	(366.3)%

(1)
Operating income/(loss) margin of each business segment is calculated based on income/(loss) from operations divided by net revenue of such business segment and multiplied by 100%

The following table sets forth a breakdown of our revenues by geographic region for the periods indicated:
From the third quarter of 2019, we ceased offering private credit products and transitioned to distributing more standardized public securities products. This decision was based on a combination of (i) our commercial evaluation of the risks related to private credit products following the Camsing Incident and (ii) our understanding and anticipation of the evolving regulatory and market environment following the implementation of a series of laws and regulations, including the Guidance Opinions, the Filing Instructions and the Supervision Measures. For details of these regulations, see “Risk Factors — Risks Related to Our Business — Because the laws and regulations governing the industries of wealth management, asset management and other businesses in China are developing and subject to further change, any failure to obtain or maintain requisite approvals, licenses or permits necessary to conduct our operations or any failure to comply with laws and regulations applicable to our business and services could harm our business,” “Regulations — Regulations on Private Funds” and “Regulations — Regulations on Fund Distribution.” This transition in product mix had an adverse impact on our business operations in the short-term, particularly in the last two quarters of 2019 and the first two quarters of 2020, resulting in a decrease in certain operating and financial performance indicators. However, we have achieved significant growth in our distribution of standardized public securities products, while remaining strong in PE/VC products, both of which have contributed significantly to the growth in our transaction value, revenue and income from operations since the third quarter of 2020.
OUR CLIENTS
We primarily serve Chinese HNW and ultra HNW clients who reside in mainland China or overseas with total investable assets exceeding RMB6.0 million. In addition to individual clients, we also strategically provide services to certain institutional clients, including entities affiliated with individuals, such as their family offices, as well as other institutional investors. During the Track Record Period, the AUA of our institutional clients amounted to RMB35.8 billion, RMB33.4 billion and RMB36.1 billion (US$5.7 billion), respectively. In 2021, we started to provide mutual funds and related wealth management services to satisfy our institutional clients’

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money market and liquidity management demands through our mutual fund SaaS platform, “Smile Treasury (微笑司庫)”, operated by our PRC subsidiary Noah Upright. We have attracted a loyal and high quality client base, with 42,764 active clients (including mutual fund-only clients) in 2021.
Our client base has experienced significant growth in recent years. The table below sets forth certain information regarding our clients for the periods indicated.
Since the third quarter of 2019, we ceased offering private credit products and transitioned to distributing more mutual fund products. The number of our active clients (including mutual fund-only clients) increased from 31,495 in 2019 to 42,764 in 2021 with a CAGR of 16.5%, a reflection of our successful shift in focus from private credit products to mutual fund products. Such transition in product mix, on the other hand, has led to a decrease in the number of active clients who intended for private credit products during the Track Record Period.
In order to provide targeted and personalized services to our clients, we classify our clients into five categories based on their AUA with us, namely ivory, gold, platinum, diamond, and black card clients, with the black card clients being the highest level. The number of our black card clients and diamond card clients reached 1,722 and 6,475 in 2021, with an AUA per client of RMB76.1 million (US$11.9 million) and RMB16.5 million (US$2.6 million), respectively. The table below sets forth certain information of our core clients as of or for the periods indicated.

(1)
Black card clients refer to clients with an AUA of over RMB50 million (approximately US$7 million).

(2)
Diamond card clients refer to clients with an AUA of over RMB10 million (approximately US$1.4 million) but less than RMB50 million (approximately US$7 million).

(3)
Starting from the second quarter of 2021, in order to more accurately identify our core client group, we have made certain adjustments to our client membership AUA calculation mechanism to align with the AUA basis for charging recurring service fees. Specifically, private equity products are calculated based on subscription amount while public securities products are calculated based on NAV under the new mechanism. We have also retrospectively adjusted the calculation for the prior periods to conform to the current mechanism.

We have a loyal client base. Our repeat client rate was 64.7% in 2021. In comparison, according to Frost & Sullivan, the industry average repeat client rate was less than 60%.
As advised by our PRC Legal Adviser, under PRC laws and regulations, investors, like our clients, who intend to invest in private funds shall be qualified as “qualified investors” (合格投資者). Pursuant to the

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Interim Measures for the Supervision and Administration of Private Investment Funds (《私募投資基金監督管理暫行辦法》), which was promulgated by the CSRC and came into effect on August 21, 2014, a qualified investor is defined as an investor who has risk identification and risk tolerance capabilities, invests in a single private fund with an amount no less than RMB1 million and meets the following requirements in terms of asset size and income level: (i) institutional investors with net asset not less than RMB10 million; (ii) individual investors with financial asset not less than RMB3 million, or with an average annual income not less than RMB500,000 for the past three years. For details of the regulations, see “Regulations — Regulations on Private Funds” and “Regulations — Regulations on Fund Distribution.” All of our active clients who purchase private fund products distributed or provided by us in the PRC are qualified investors under relevant PRC regulations. In addition, as advised by our PRC Legal Adviser, we distributed or provided private fund products in the PRC only to qualified investors in compliance with relevant PRC regulations during the Track Record Period.
Client Onboard Process and Key Contractual Terms
We have implemented comprehensive know-your-client (“KYC”) and anti-money laundering (“AML”) procedures and policies in compliance with applicable laws and regulations in the PRC and other jurisdictions where we operate, as well as our internal control policies. When a client opens an account with us, we require the client to complete our KYC and AML review process. In terms of our KYC process, we collect documentations including, among others, proof of client’s identity and source of funds for investments and verify such information against reliable supporting documents and official database, as well as conduct risk tolerance assessment to better understand clients’ risk appetite. We also perform due diligence procedures on clients that specifically focus on and attest to their qualification to invest in accordance with relevant laws and regulations in different jurisdictions. For example, for clients who intend to purchase private fund products in the PRC, we require them to provide proof that their financial conditions and risk tolerance have met the thresholds of qualified investors under relevant PRC regulations, and conduct ongoing due diligence on such clients to verify their qualification. In addition, our relationship managers follow up with our clients on a regular basis to maintain up-to-date client risk profile and investment preferences. In terms of our AML process, we have established rigorous AML internal control policies, including a real-name policy in the process of business operations and a record keeping policy on client information covering their identification, transaction records as well as source of funds. We have an AML information reporting system aimed at detecting, reporting on and preventing money laundering activities. We also provide trainings to our employees to enhance their AML awareness. Moreover, we enter into a set of standard client service agreements with our clients at account opening. Such client service agreements set forth rights and obligations of our clients when using service provided by us and authorizes us to collect and use certain personal information of our clients. Clients will also receive an investor right notification form setting forth their interest and risks in purchasing a specific product.
OUR KEY PRODUCTS AND SERVICES
Our Wealth Management Business
We provide diversified investment products, customized asset allocation and value-added services to our clients inside and outside of China for our wealth management business through our subsidiaries. Our dedicated relationship managers work with clients to build an asset allocation objective and a dynamic investment portfolio for each of them with the diversified investment products we offer, aiming to meet our clients’ wealth management needs, minimizing their risks while generating attractive returns. Our clients benefit from our comprehensive services, expertise and capacities, including, among others, investor education services and trust services. In 2019, 2020 and 2021, net revenues contributed by our wealth management business were RMB2,319.3 million, RMB2,366.3 million and RMB3,194.9 million (US$501.3 million), representing 68.4%, 71.6% and 74.2% of our total revenues, respectively.

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Revenue Model
For our wealth management business, we generate revenue primarily from the offering of investment products and services to our clients through our subsidiaries in four ways: (i) one-time commissions paid by funds managed by our product partners, (ii) recurring service fees paid by our product partners or funds managed by them over the duration of the investment product, (iii) sharing of a portion of the performance-based income earned by product partners who manage the products, and (iv) revenue from comprehensive services we provide, especially the revenue from our investor education business. We also earn one-time commissions from insurance companies by referring clients to purchase insurance products from them, and recognize revenue when the underlying insurance contracts become effective. We do not bear any loss from our clients’ investments nor do we provide guarantees of return with respect to the products we distribute, in accordance with the investment agreements with our clients.
Set forth below is a diagram illustrating the business and revenue model of our wealth management business:
Investment Product Offerings
We have a proven track record of consistently delivering a broad array of innovative and high-quality investment products and service offerings which provide comprehensive and tailored investment opportunities to meet the specific wealth management requirements of our clients. During the Track Record Period, the domestic and overseas investment products provided by our product partners and Gopher primarily consist of:
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mutual fund products, which are publicly-raised, public securities investment funds;

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private secondary products, which are privately-raised investment funds with underlying assets consisting of publicly listed securities and bonds in the secondary market;

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private equity products, including investments in (i) various PE/VC funds sponsored by third party domestic and international asset management firms, (ii) real estate equity funds, and (iii) PE/VC funds managed by Gopher, including FoFs, feeder funds, S funds and direct and co-investment funds. Following the enactment of the Supervision Measures in October 2020, we ceased offering private equity products through our wealth management business, and our asset management arm, Gopher, started to raise capital for private equity investments directly from our clients;

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other products we distribute or provide or manage but cannot be classified into any of the above product categories, such as insurance and multi-strategy products.

The table below sets out the aggregate transaction value of the different types of investment products that we distributed during the periods indicated:

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Year Ended December 31,						
	2019		2020		2021		
	RMB	%	RMB	%	RMB	US$	%
	(in millions, except for percentages)						
Product type							
Mutual fund products	15,511	19.8	37,981	40.1	37,169	5,833	38.2
Private secondary products	10,867	13.8	35,162	37.1	37,776	5,928	38.9
Private equity products	14,279	18.2	17,876(1)	18.9	18,069(1)	2,835	18.6
Private equity products provided by Gopher	13,144	16.7	14,442	15.3	18,069	2,835	18.6
Private equity products provided by third-party product partners	1,135	1.5	3,434	3.6	–	–	–
Other products(2)	37,867	48.2	3,717	3.9	4,189	657	4.3
All products	78,524	100.0	94,736	100.0	97,203	15,253	100.0

(1)
Following the enactment of Supervision Measures in October 2020, we ceased offering private equity products through our wealth management business, and our asset management arm started to raise capital for private equity investments directly from our clients. In particular, in 2020, our asset management arm directly raised capital of RMB5.2 billion for its private equity investments. The figures are included in the table for illustration and comparison purposes only.

(2)
From the third quarter of 2019, we ceased offering private credit products (classified in “other products”) and transitioned to distributing more standardized public securities products. Such decision was based on a combination of (i) our commercial evaluation of the risks related to private credit products and (ii) our understanding and anticipation of the evolving regulatory and market environment following the implementation of a series of laws and regulations.

Overseas Wealth Management
In addition to our well-established domestic and RMB-denominated product offerings, we also offer a variety of overseas products denominated in a variety of currencies to our clients. The diversification of our investment product offerings distinguishes us from many of our competitors in China, who typically only have domestic and RMB-denominated product offerings, according to Frost & Sullivan. In 2021, revenue from our overseas products accounted for 23.4% of our total revenues.
Comprehensive Services
In addition to the investment products we provide to our clients, we develop and provide customized value-added financial and related services to our clients to better serve their needs.
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Investor Education:   We primarily provide our investor education services under the brand name “Enoch Education”, organizing various types of online and offline training programs to our individual clients and their families. These programs include wealth planning, market insights and entrepreneurship camps. We charge attendees fees for these events primarily based on the duration (which typically last up to one year) and location of each program.

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Since the launch of our investor education services, we have organized more than 400 training sessions, which have attracted more than 20,000 investors. We believe that Enoch Education is an important tool for building our business as it raises the financial sophistication of our clients, enables us to deepen our relationships with them, and broadens the clients’ investment knowledge, all of which are believed to further enhance their loyalty and willingness to invest with us, especially for long-duration products.
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Trust Services:   We currently offer international trust services in Hong Kong, Jersey Island and Singapore through Ark Trust (Hong Kong) Limited (“Ark Trust”), Ark Trust (Jersey) Limited and Ark Trust (Singapore) Ltd., respectively. Ark Trust was founded in 2014 and is one of the first family trust service companies registered outside of mainland China among the independent wealth management companies in China, according to Frost & Sullivan. Ark Trust provides a full range of services to our clients, including family trust and fiduciary services, employee stock ownership plans, charitable trust services and wealth planning services.

Our Asset Management Business
To further address the asset allocation needs of our clients, we started our asset management business in 2010 under the brand name Gopher. We manage investments with underlying assets in mainland China through our Consolidated Affiliated Entities and outside of mainland China through our subsidiaries Noah HK and Gopher GP, denominated in Renminbi or other currencies. Our AUM were RMB170.2 billion, RMB152.8 billion and RMB156.0 billion (US$24.5 billion), respectively, as of December 31, 2019, 2020 and 2021.
Revenue Model
We generate revenue from our asset management business through our Consolidated Affiliated Entities and certain overseas subsidiaries primarily in the form of (i) one-time commissions from funds managed by Gopher when the investment product was distributed directly by Gopher, (ii) recurring service fees paid by funds managed by Gopher over the duration of the investment products and (iii) performance-based income from funds for which we serve as the fund managers.
Gopher, as a proprietary product provider, enters into agreements on an arm’s length basis with our wealth management branch for product distribution, and in accordance with such agreements, shares a portion of recurring service fees and performance-based income with the wealth management branch in certain cases. To the extent that recurring service fees and performance-based income are shared with the wealth management branch, such intragroup revenue are deducted from our consolidated statements of operations. During the Track Record Period, the total amount of recurring service fees Gopher shared with our wealth management branch was RMB151.8 million, RMB159.0 million and RMB135.1 million (US$21.2 million), respectively. No performance-based income was shared during the same period.
Set forth below is a diagram illustrating the business and revenue model of our asset management business:

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We are entitled to performance-based income if the investment returns from the PE/VC funds managed by Gopher exceed certain performance threshold and no claw back is expected, which are typically recognized after the funds exit their respective investment portfolio. Given that over 80% of Gopher’s AUM as of December 31, 2021 consisted of private equity investments which generally have a long duration with no contractual redemption rights or high redemption costs as provided under the relevant subscription agreements, we believe that the recurring service fees we earn are relatively predictable and sustainable. Starting from 2021, as more PE/VC funds in Gopher’s AUM have approached their respective exit windows following the investment period, we expect to collect more performance-based income from those funds that achieve excess returns.
Investment Structure
Gopher establishes fund vehicles (the “Gopher Funds”) as investment vehicles to raise capital from clients and manage the investments. The investment portfolio of Gopher Funds includes primarily (i) private equity investments, including equity investments into private companies and commitments in private equity funds; (ii) public securities investments, including direct investments in public securities and commitments in money market funds, mutual funds and private secondary funds. In particular, Gopher launched its target-strategy products in 2021, a series of NAV-based products utilizing different investment strategies aiming to deliver stable investment returns with relatively low volatilities, to meet clients’ investment targets; (iii) real estate investments, typically in the form of equity of private companies holding such investments; and (iv) multi-strategy and other investments, primarily consisting of multi-asset portfolios.
We act as the fund manager and/or general partner for the Gopher Funds and collect management fees and performance-based income. We also invest in certain Gopher Funds as general partners, and our equity interests in each individual fund are normally less than 3%. The following table sets forth the typical structure of a Gopher Fund:

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Product Offerings
As a multi-asset management service provider, Gopher invests in different categories of assets, including:
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private equity investments, including investments in the leading domestic and overseas private equity funds through FoFs, feeder funds and S funds, as well as direct and co-investments in sectors such as TMT, financial services and healthcare. For the year ended December 31, 2021, the AUM of Gopher’s private equity investments was RMB130.9 billion (US$20.5 billion), covering 84 Gopher PE/VC FoFs, and directly or indirectly through these funds, invested in more than 7,000 companies.

FoFs.   In 2010, we established the first market-oriented FoF by private capital in China, according to Frost & Sullivan. Our asset management business has historically focused primarily on investments in FoFs, whereby the Gopher Funds invest in one or more third-party managed funds, which directly or indirectly invest in portfolio companies or other investment portfolios. The graph below illustrates the portfolio structure of a simple FoF. Major Gopher PE/VC FoFs typically involve several layers of FoFs and/or feeder funds structure. Under such structure, multiple Gopher Funds are set up as intermediate investment vehicles, which are managed by Gopher for the purpose of asset and ownership segregation.
Feeder funds.   We also manage feeder funds that invest in certain single third-party managed funds. Such third-party managed funds usually have multiple feeder funds as capital sources. Following the enactment of

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the Supervision Measures, we leverage primarily feeder funds to raise capital for our PE/VC investment partners. The graph below illustrates the investment structure of our feeder funds that invest in single third-party managed funds.
S funds.   In May 2013, we introduced the first S fund to HNW and ultra HNW investors in China. The S funds explore investment opportunities by investing in pre-existing limited partner commitments in the private equity market, which allows private equity investors to sell their investments in private equity funds. S funds typically invest in more diversified investment portfolios than primary PE funds, and typically deploy capital faster and have a shorter investment term than other private equity investments ranging from 2 years to 3 years. The graph below illustrates the portfolio structure of our S funds.
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Public securities investments, mainly including Target Strategy, namely a series of NAV-based products utilizing multiple investment strategies to manage underlying assets consisting of publicly listed securities, FoF and MoM investments, as well as direct investments in listed companies. Gopher also launched bond funds in 2019. Gopher has a dedicated investment team managing Target Strategy products, which consist of active, balanced and conservative types of funds, utilizing diverse strategies with an aim to create long-term and stable investment returns with relatively low volatility. For the

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MoM approach, we as the fund manager choose third-party fund managers for certain investment programs of the Gopher Funds and monitor their performances. The third-party fund managers specialize in utilizing different investment strategies to diversify risks and achieve different investing goals amid market volatilities. These third-party fund managers receive an incentive service fee.
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Real estate investments, including funds investing in residential as well as commercial real estate properties such as office buildings and shopping malls, in the form of both credit and equity investments. As of December 31, 2021, our real estate investments primarily included two office buildings in Shanghai through a FoF investment, namely Gopher Aroma Plaza and Gopher Garden Place. Our real estate investments as of December 31, 2021 also included two rental apartment projects in the United States, both of which are currently under construction.

•
Multi-strategy and other investments. Our multi-strategy investments primarily include multi-asset portfolios we build using asset allocation principles. Starting from the third quarter in 2019, we stopped investing in private credit products and started to redeem all outstanding private credit products. By the end of the second quarter in 2021, Gopher had successfully exited approximately RMB30 billion of private credit product investments, marking an important milestone of transformation to NAV-based products.

The table below summarizes our AUM and typical management fee rates chargeable by asset management services provided by Gopher during the periods indicated:

As of December 31,								
	2019			2020			2021		
	Typical management fee rates	RMB	%	Typical management fee rates	RMB	%	Typical management fee rates	RMB	%
	(in billions, except for percentages)								
Product type									
Private equity investments	0.6%-2.0%	109.6	64.4	0.5%-2.0%	117.7	77.0	0.5%-2.1%	130.9	83.9
Public securities investments	0.4%-1.9%	9.3	5.5	0.4%-1.4%	9.8	6.4	0.4%-1.7%	11.2	7.2
Real estate investments	0.2%-2.3%	17.6	10.3	0.5%-2.2%	12.7	8.3	0.5%-2.3%	6.6	4.3
Multi-strategies investments	0.5%-1.1%	8.8	5.2	0.6%-1.1%	7.1	4.6	0.6%-1.1%	5.9	3.8
Other investments[1]	0.2%-1.4%	24.9	14.6	0.1%-0.6%	5.5	3.7	–	1.4	0.8
All products		170.2	100.0		152.8	100.0		156.0	100.0

(1)
Since the first quarter of 2021, we reclassified all remaining mezzanine financing products linked to corporate merger and acquisitions and buy outs from credit to private equity in the amount of RMB4.7 billion, considering its nature is more akin to equity than credit. We have also revised the comparative period presentation to conform to current period presentation.

The following table illustrates the movement of AUM managed by Gopher for the periods indicated:

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(1)
Represents NAV movement of our public securities investments.

Overseas Asset Management
In response to our clients’ increasing demands for overseas investment opportunities, we have cooperated with more overseas partners and increased the number of non-RMB-denominated funds of funds offered. We have built a global Gopher platform to identify and source non-RMB-denominated investment products for onshore and offshore individuals, with our Hong Kong office focusing on global investments, Silicon Valley office focusing on technology-related venture capital funds and direct investment opportunities, and New York office focusing on US real estate investments. As of December 31, 2021, the overseas AUM of Gopher reached RMB28.4 billion (US$4.5 billion), representing 18.2% of the total AUM for our asset management business.
Our Portfolio Companies
Our Gopher Funds strive to invest into companies with great growth potential through private equity investments to generate attractive investment returns. Over the years, our Gopher Funds have invested in many portfolio companies that have achieved outstanding performance and hence generating more performance-based income, which demonstrates our strong asset management capabilities. As of December 31, 2021, Gopher’s AUM included 84 Gopher PE/VC FoFs, which in aggregate invested in more than 200 funds managed by third parties, and directly or indirectly through these funds, invested in more than 7,000 companies, many of which had achieved substantial growth. As of December 31, 2021, more than 400 companies Gopher invested in had successfully become listed companies and more than 100 companies had grown into unicorn companies with a valuation over US$1.0 billion.
Our Product Partners and Investment Partners
We have established extensive business relationships with reputable product partners and investment partners both in China and globally, in connection with our distribution of investment products. Our product partners and investment partners are typically the issuers or managers of investment products. The product partners and investment partners with which we collaborate encompass a variety of institutions and companies, mainly including PE/VC general partners, mutual fund managers and private secondary fund managers. We distribute investment products provided by these product partners directly, and for our asset management business, our Gopher Funds invest into the investment products provided by our investment partners, whereby we offer limited partnership commitments to our Gopher Funds as asset management products to our clients. In certain occasions, our Gopher Funds also co-invest with our investment partners into portfolio companies directly. In each of 2019, 2020 and 2021, we collaborated with over 100 product partners and investment partners in aggregate. A certain partner can either act as a product partner for our wealth management business or an investment partner for our asset management business. Our collaboration with these partners is generally conducted on a non-exclusive basis.
The following table sets forth the number of our products partners and investment partners for the period indicated.

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PRODUCT DISTRIBUTION
We have established a dedicated client services team for our wealth management business and asset management business. Through the licensed distribution channels of our wealth management business, we offer various investment products such as public securities investments and insurance products on behalf of third-party product partners and Gopher. In addition, Gopher’s direct sales team raises capital for the private equity investments directly.
Our integrated client service team adopts the “Noah Triangle” solution to provide efficient professional services to our clients. Based on our clients’ specific needs, a typical Noah Triangle consists of: (i) one account representative who is a client relationship manager primarily for originating and maintaining client relationships, as well as providing asset allocation advisory services, (ii) one or more solution representatives, each with certain specialized knowledge to provide detailed and more technical advice regarding our domestic and overseas investment products, such as primary and secondary market products as well as comprehensive services including family trust, respectively; and (iii) one fulfillment representative who primarily serves investment execution, administration and other back-office functions.
Our clients enjoy the flexibility to either choose the products provided by third-party product partners or select the products offered by Gopher based on their specific investment needs. We strive to provide unbiased product recommendations as well as trustworthy advice to our clients and facilitate the most suitable products available tailored to their individual investment preferences and risk appetites, regardless of whether the recommended products are provided by third-party product partners or by Gopher under wealth management business or asset management business.
The “Noah Triangle” solution is a three-dimensional service team in which members support each other by timely responding to the needs of our clients. A typical service process we provide to a client under the “Noah Triangle” service model is as follows:
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Onboarding.   An account representative will be assigned to a client seeking to open account with us and assist the client in completing KYC and AML procedures, including but not limited to identification and source of funds verification, risk tolerance assessment as well as attestation to his or her qualification to invest.

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Understanding investment needs.   After the client passes KYC and AML procedures, our account representative will work closely with the client to understand his or her asset allocation needs, investment preferences and risk appetite. Before the client indicates any specific investment needs or preferences or forms any preliminary investment plan, we typically only offer him or her investor education and other client event opportunities to familiarize him or her with the latest market trends and our product offerings, which in turn could facilitate the client’s understanding of his or her investment needs.

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Product recommendation and risk matching.   When the client has developed an investment need, our account representative will work with one or more solution representatives with certain specialized knowledge of a product or service depending on the client’s specific need and preference, to collectively provide investment solutions. Our solution representatives offer customized investment strategies by taking into account, among others, the client’s preferences for primary or secondary market products,

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preferred product providers and/or fund managers, available funds for investment, return expectations as well as risk tolerance, and recommend to the client a broad selection of investment products from both third-party product providers and Gopher that meet the client’s requirements. In addition, building upon our proprietary risk rating model to assign risk scores to both clients and investment products, we are able to ensure that appropriate products with matching risk profiles are recommended to suitable clients.
•
Decision making and more.   With our accurate recommendation of products based on the client’s investment preference and risk appetite, the client will exercise his or her own independent judgment to make the final investment decision as to whether to purchase any product recommended or which product, from third-party product providers or Gopher, he or she desires to purchase. Our fulfillment representative will then assist the client with the procedures and documentation of the investment process, and later on delivers portfolio management reports to the client after the investment.

We believe this “Noah Triangle” solution enables us to provide in-depth services to our clients more efficiently and professionally.
Our sales and marketing efforts are designed to attract and retain clients and build brand awareness and reputation. We focus on maintaining long-term relationships with our clients through regular, personalized interaction to build trust with our clients, as well as enhancing and sustaining their loyalty. We also believe that the various other value-added services we offer to our clients, such as investor education services and trust planning, further enhance the loyalty of our clients.
Wealth Management
Noah Upright, our primary distribution channel, is among the first batch of independent financial service companies in mainland China which has obtained the fund distribution license from the CSRC. Furthermore, we have established offices in Hong Kong, Taiwan, Silicon Valley, New York, and Singapore to offer our clients global investment opportunities.
We distribute investment products on behalf of third-party product partners and Gopher, primarily through our network of relationship managers, and we use an array of marketing channels to attract potential clients. Furthermore, we also enjoy continued organic growth in clients from word-of-mouth referrals.
Our dedicated relationship managers strive to provide tailored investment services to our clients based on a deep understanding of each client’s financial position and objectives, utilizing our specialty in asset allocation and manager selection and the wide range of multi-asset class investments that we offer. We optimized and condensed our sales force in 2019 and 2020 to further improve our operational efficiency, and as a result, the total number of relationship managers decreased to 1,231 as of December 31, 2020, as compared to 1,288 as of December 31, 2019. In 2021, we made strategic investments in our talents to capture market opportunities and seek for long-term growth potential. As a result, the total number of relationship managers increased to 1,316 as of December 31, 2021.
Asset Management
Historically, the majority of the funds managed by Gopher were distributed through Noah Upright, the distribution network of our wealth management business. Following the enactment of the Supervision Measures in October 2020, which provides that independent fund distribution institutions shall specialize in the distribution of funds that invest in public securities, only mutual fund products and private secondary products are distributed through Noah Upright. Gopher has built its direct sales team to raise capital for Gopher Funds it establishes that invest in private equity investments. When a client of the wealth management business shows interest in asset management products Gopher offers, a relationship manager of Gopher, typically a PE solution representative, will introduce the product to the client and handle the investment process. Gopher’s direct sales team also targets institutional investors and family offices.

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OTHER BUSINESSES
In addition to our wealth management business and asset management business, we also provide other services through our subsidiaries. These services serve as value-added services that we provide to our clients to broaden and deepen client relationships. In 2019, 2020 and 2021, other businesses represented 8.5%, 1.9% and 1.3% of our net revenues, respectively. Starting from 2019, this segment mainly includes lending business services whereby we made loans secured with collateral including investment products distributed by us and real estate properties, with a typical loan-to-value ratio of below 70%, to creditworthy investors. Since the third quarter of 2019, we have decreased lending businesses as we strategically decided to focus on our core businesses.
LEGAL AND ADMINISTRATIVE PROCEEDINGS
General
In the ordinary course of our business, we, our Directors, management and employees may be subject to legal or administrative proceedings from time to time. See “Risk Factors — Risks Related to Our Business — Our business is subject to risks related to complaints, claims, controversies, regulatory actions, arbitration and legal proceedings.”
Other than the matters discussed below, during the Track Record Period and up to the Latest Practicable Date, we were not a party to any actual or pending legal, arbitration or administrative proceedings (including any bankruptcy or receivership proceedings) that we believe would have a material adverse effect on our business, results of operations, financial condition or reputation. There are no legal, arbitral or administrative proceedings before any court current or pending against, or involving, the properties or the businesses of our Company or to which any of the properties or members of our Company is a subject, which would have a material adverse effect on our business, results of operations, financial condition or reputation. However, we may from time to time become a party to various legal, arbitration or administrative proceedings arising from the ordinary course of business.
During the Track Record Period and as of the Latest Practicable Date, none of our Directors, Supervisors or senior management was involved in any material litigation, arbitration or administrative proceedings.
Compliance, Licenses and Approvals
Our PRC Legal Adviser is not aware of any non-compliance incidents of our Significant Subsidiaries in the PRC during the Track Record Period and up to the Latest Practicable Date that would, individually or in the aggregate, have a material adverse effect on our business operations. As of the Latest Practicable Date, our Significant Subsidiaries had obtained all material licenses, approvals and permits necessary from competent regulatory authorities for our business operations in the jurisdictions in which we operate. We renew all such permits and licenses from time to time to comply with the relevant laws and regulations. As of the Latest Practicable Date, we were not aware of any facts that would prevent us from renewing permits or licenses material to our Group.
The Camsing Incident
Background
In early 2018, one of the Consolidated Affiliated Entities of our Group, Shanghai Gopher, established credit funds (the “Camsing Credit Funds”) to allow our clients to invest in account receivables (the “Camsing Accounts Receivables”) arising from the sale of computer, consumer electronics and communication products by affiliates (the “Sellers”) of Camsing International Holding Limited (2662.HKEX) (“Camsing”) to a buyer (the “Buyer”). Under this supply chain factoring arrangement, the controlling shareholder and affiliates of Camsing guaranteed to repurchase the Camsing Accounts Receivables from the Camsing Credit Funds if the Buyer failed to settle the Camsing Accounts Receivables upon the relevant due dates.

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Our Company has maintained and implemented internal control procedures with respect to Shanghai Gopher’s investment funds. During the internal control review of the Camsing Credit Funds, we discovered discrepancies in the identities of the contracting parties during two face-to-face interviews in mid-June 2019, and came to suspect that the Sellers had forged certain transactions with the Buyer, and that certain of the Camsing Accounts Receivables purported to be underlying assets for the Camsing Credit Funds did not arise from real commercial transactions between the Sellers and the Buyer. Among all financial institutions that had a business relationship with Camsing and its affiliates, Shanghai Gopher and its affiliate were the first to report the suspected fraudulent activities to the Shanghai Police and Shanghai Office of the CSRC, and initiated legal proceedings to the Sellers, the Buyer and relevant guarantors. These events are collectively referred to as the Camsing Incident (the “Camsing Incident”).
As of the Latest Practicable Date, a total of 818 clients of Shanghai Gopher who invested in the Camsing Credit Funds were affected, and the outstanding amount of the Camsing Accounts Receivables under the Camsing Credit Funds which are subject to repayment default amounted to RMB3,415.5 million.
We believe we have solid legal grounds to defend legal claims from the affected clients in connection with the Camsing Incident against us because (i) Shanghai Gopher, as a fund manager, had implemented internal control and risk control policies and procedures with respect to the establishment and ongoing management of the Camsing Credit Funds, which we believe were in line with both the internal control requirements of other fund managers for fulfilling their due diligence needs and industry practice and standard; (ii) there was no implicit or explicit guarantee on return of capital in the relevant investment agreements in connection with the Camsing Credit Funds, which have been disclosed to and agreed upon by the relevant clients at the time of their investments; (iii) Shanghai Gopher disclosed to the affected clients about the relevant investment risks in connection with the Camsing Credit Funds; and (iv) Shanghai Gopher, as a victim to the suspected fraudulent activities, has also taken appropriate legal actions to protect interests of the affected clients.
Maximum impact of the Camsing Incident on us during the Track Record Period
(i)
We are not liable for the repayment of the Camsing Accounts Receivables

As the fund manager, Shanghai Gopher was not liable to our clients for repayment of the RMB3,415.5 million Camsing Accounts Receivables since the investment agreements between Camsing Credit Funds and our clients did not indicate that the investments were capital-protected or guaranteed. Shanghai Gopher undertakes obligations as a fund manager in connection with the Camsing Credit Funds, without any capital redemption commitments, which primarily include (i) handling the necessary registration and filing procedures; (ii) evaluating investor risk appetite and tolerance; (iii) assigning personnel to conduct strategic analysis and operate and manage the fund assets; and (iv) providing investors with material information on fund operation and management, such as regular performance reports.
Nevertheless, we cannot preclude the possibility that the affected clients may initiate legal action against our Group. As of December 31, 2021, 33 out of a total of 818 affected clients had initiated legal proceedings against Shanghai Gopher and/or its affiliates that were still ongoing, with an aggregate claim amount of approximately RMB116.1 million (US$18.2 million), representing approximately 2.7% of our total revenues for the year ended December 31, 2021. As of the Latest Practicable Date, among the legal proceedings initiated by the 33 affected clients, 31 were pending ruling from the relevant arbitral tribunals or courts (the “Pending Proceedings”) and two had been dismissed in which the Group does not have legal obligations to the claims made by the two affected clients. As of the Latest Practicable Date, among the Pending Proceedings, 20 had been suspended by the relevant arbitral tribunals based on the suspension applications raised by Shanghai Gopher and 11 were still ongoing in the relevant arbitral tribunals or courts. The PRC Legal Adviser is of the view that the Pending Proceedings will not have a material adverse effect on our Group’s business on the basis that,
(A)
the PRC Legal Adviser concurs with our beliefs that we have the solid legal grounds to defend the legal claims against us in the Pending Proceedings because (i) Shanghai Gopher, as a fund manager, had implemented internal control and risk control policies and procedures with respect to the establishment

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and ongoing management of the Camsing Credit Funds, which we believe were in line with the internal control requirements of other fund managers for fulfilling their due diligence needs; (ii) there was no implicit or explicit guarantee on return of capital in the relevant investment agreements in connection with the Camsing Credit Funds, which have been disclosed to and agreed upon by the relevant clients at the time of their investments; (iii) Shanghai Gopher disclosed to the affected clients about the relevant investment risks in connection with the Camsing Credit Funds; and (iv) Shanghai Gopher, as a victim to the suspected fraudulent activities, has also taken appropriate legal actions to protect interests of the affected clients; and
(B)
during the Track Record Period and up to the Latest Practicable Date, despite the Pending Proceedings and relevant regulatory investigations brought by the PRC governmental authorities in connection with the Camsing Incident, (i) the license necessary for the operation of asset management business held by Shanghai Gopher remains effective, (ii) Shanghai Gopher has not received any notification from any competent government authority with respect to the suspension or revocation of such license, and (iii) no administrative penalty has been imposed against the Company arising from the Camsing Incident.

Also, our Company does not expect the outcomes of such legal proceedings to have a material adverse effect on our Group’s business. Save for the above, our Company was not aware of any change in the number of affected clients who initiated legal action against us or accepted the Offer as of the Latest Practicable Date.
(ii)
Share dilution effect, share-based settlement expenses and contingent liability of the RSU settlement plan

While we believe we have solid legal grounds to defend any legal claims from all 818 affected clients in the Camsing Incident against us, as a gesture of goodwill and to avoid distractions to our management and to minimize the potential legal costs for handling 818 potential legal proceedings, we voluntarily made an ex gratia settlement offer (the “Offer”) to affected clients. An affected client who accepted the offer shall receive restricted share units (“RSUs”) that become a Class A ordinary shares holder of our Company upon vesting, and in return (i) forego all outstanding legal rights associated with the investment in the Camsing Credit Funds, and (ii) irrevocably release our Company and all its affiliated entities and individuals from any and all claims immediately, known or unknown, that relate to the Camsing Credit Funds.
The deadline for the affected clients to accept the Offer was December 31, 2020. We are willing to negotiate with affected clients who intend to settle after December 31, 2020. The deadline for the affected clients who did not accept the Offer to initiate claims against Shanghai Gopher is generally three years from the liquidation of the Camsing Credit Funds, subject to the rules of suspension, restart, or other rules and circumstances of the limitation period as prescribed by PRC laws.
As of December 31, 2021, 595 of the total of 818 affected clients (approximately 72.7%) had accepted the Offer, representing RMB2,574.9 million (US$404.1 million) (approximately 75.4%) of the total amount of outstanding Camsing Accounts Receivables. If we were to settle with the remaining 223 unsettled affected clients on terms similar to the settlement with the 595 affected clients, the maximum financial impact on our Group would be RMB433.3 million, which has been recognized in full as an expense and a contingent liability. Our Company was not aware of any significant change in our contingent liability after December 31, 2021 and up to the Latest Practicable Date.
We recorded a settlement expense attributable to the Camsing Incident of RMB1,828.9 million and RMB19.9 million for the years ended December 31, 2020 and 2021, respectively. The table below sets forth a breakdown of our settlement expense for the periods indicated:

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As approved by the Board, new Class A ordinary shares not exceeding 1.6% of the share capital of our Company will be issued under the settlement plan annually for ten consecutive years. The settlement plan was not required to be approved by the Shareholders under our Articles.
As of December 31, 2021, 595 of the total of 818 affected clients (approximately 72.7%) had accepted the Offer, representing RMB2,574.9 million (US$404.1 million) (approximately 75.4%) of the total amount of outstanding Camsing Accounts Receivables. The maximum number of Class A ordinary shares to be issued by our Company to these 595 affected clients accounted for (i) approximately 11.4% of the total issued Shares of our Company as of December 31, 2021, (ii) approximately 6.4% of the voting rights of our Company as of December 31, 2021, and (iii) approximately [REDACTED]% of the voting rights of our Company immediately upon the [REDACTED] (assuming all Class B ordinary shares have been converted into Class A ordinary shares, the [REDACTED] is not exercised, and no additional Shares are issued under the Share Incentive Plan).
We recorded share-based settlement expenses of RMB1,290.8 million for the year ended December 31, 2020 based on the fair value of the RSUs issued to affected clients under the Offer. As we do not preclude the possibility of reaching settlement with such affected clients in the future on similar terms, RMB530.4 million was recorded as contingent liabilities as of December 31, 2020.
Based on the difference between the fair value of the RSUs to be issued under the Offer in 2021 and the corresponding contingent liabilities accrued as of December 31, 2020, we recorded share-based settlement expenses in the amount of RMB19.9 million (US$3.1 million) for the year ended December 31, 2021, and the contingent liabilities for unsettled affected clients was RMB433.3 million (US$68.0 million) as of December 31, 2021.
(iii)
Impairment provisions made by our Group in respect of the Camsing Incident

Our Group made full impairment provisions of RMB94.8 million, nil and nil for the years ended December 31, 2019, 2020 and 2021, respectively, accounting for approximately 1.0%, nil and nil of our Group’s total assets as of December 31, 2019, 2020 and 2021, respectively, for (i) the management fees in relation to the Camsing Credit Funds, which were no longer payable to our Group; and (ii) our Group’s investment of RMB82 million in the Camsing Accounts Receivables. As of December 31, 2019, 2020 and 2021, no other items on our Group’s balance sheet were related to the Camsing Credit Funds and the Sellers.
(iv)
Product Offering Adjustments

In the third quarter of 2019, our Group (i) ceased offering private credit products (including the supply chain factoring related products similar to those offered by the Sellers under the Camsing Credit Funds), and

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(ii) began redeeming all outstanding private credit products (the “Product Offering Adjustments”). The Group does not intend to offer private credit products (including the supply chain factoring related products similar to the Camsing Credit Funds) after the [REDACTED].
As of December 31, 2020, our Group had fully redeemed all supply chain factoring related products similar to those offered by the Sellers under the Camsing Credit Funds. Our Group’s AUM decreased by approximately 10.2% from RMB170.2 billion as of December 31, 2019 to RMB152.8 billion as of December 31, 2020, and our Group’s AUM in relation to credit fund investments decreased from RMB24.9 billion as of December 31, 2019 to RMB5.5 billion as of December 31, 2020, primarily due to the Product Offering Adjustments. As our Group continuously increased our offering of standardized public securities products after the Product Offering Adjustments, our Group’s AUM increased by approximately 2.1% from RMB152.8 billion as of December 31, 2020 to RMB156.0 billion (US$24.5 billion) as of December 31, 2021, and our Group’s AUM in relation to credit fund investments decreased from RMB5.5 billion as of December 31, 2020 to RMB1.4 billion (US$0.2 billion) as of December 31, 2021.
Investigations relating to the Camsing Incident
(i)
Regulatory investigations

Upon discovering the suspected fraud of the Sellers, we reported the incident to regulators including the CSRC and its local branches, AMAC, the Shanghai Asset Management Association (上海市基金同業公會) the Financial Stability Bureau of the People’s Bank of China (中國人民銀行金融穩定局) and the Shanghai Office of the CBIRC. No administrative penalty was imposed against our Group and our senior management by such regulators during and after the regulatory investigations. Our Group implemented all internal control measures recommended by regulators after these investigations in September 2020, which include (i) improving our due diligence review measures, (ii) enhancing our investment decision-making procedures, and (iii) reinforcing our risk identification mechanisms. In response, we devised additional, more comprehensive due diligence checklists, enhanced training on due diligence methods, expanded our investment committees, created sub-committees responsible for reviewing investments in various industries and updated our risk identification guidelines.
(ii)
Criminal investigations

Shanghai Gopher was the first to report the suspected fraudulent activities of the Sellers to the Shanghai Police, who initiated an investigation based on Shanghai Gopher’s report. During the Track Record Period and up to the Latest Practicable Date, to our best knowledge, no court proceedings in respect of the Camsing Credit Funds had been brought against us or our management by the PRC government authorities.
(iii)
Internal investigations

Upon discovering the suspected fraudulent activities of the Sellers, we established a special internal audit team led by our senior management to, among others, (i) review the underlying transaction documents of the Camsing Accounts Receivables; and (ii) conduct a comprehensive review in respect of the formation and management of the Camsing Credit Funds. We also initiated a series of internal investigations and self-inspections, including, among others, (i) internal inventory product risk investigations; (ii) internal control mechanism investigations; (iii) sales compliance investigations; and (iv) various operational process investigations.
No material weakness or significant deficiencies in our Group’s internal control and risk management policies and procedures or failure of compliance were identified in the aforementioned internal investigations.
(iv)
Third-party investigations

Under the instructions and authorization of the Audit Committee of the Board, we engaged an external legal counsel in September 2019 to conduct an investigation primarily to evaluate (i) whether our internal control and risk control systems are consistent with its public disclosures; (ii) whether we had implemented its

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internal control and risk control policies and procedures with respect to the Camsing Credit Funds; and (iii) whether there was evidence suggesting deficiencies in our internal control and risk control policies and procedures with respect to the Camsing Credit Funds; and (iv) whether we had taken measures to mitigate the losses incurred by affected clients after the occurrence of the Camsing Incident. Based on this evaluation, we understand that (i) our Group’s policies and procedures in terms of internal control and risk control were generally consistent with our public disclosures; (ii) we had implemented the relevant internal control and risk control policies and procedures with respect to the Camsing Credit Funds; (iii) there was no evidence suggesting material deficiencies in our Group’s internal control and risk control systems with respect to the Camsing Credit Funds; and (iv) we had taken remedial measures following the occurrence of the Camsing Incident to mitigate the losses incurred by affected clients.
In addition, since our Company went public and became listed on the NYSE in 2010, our Company’s management, assisted by PricewaterhouseCoopers, have annually assessed our Group’s internal control system in accordance with the relevant standards under the U.S. Sarbanes-Oxley Act. Based on such assessments, we are not aware of any material weaknesses in our Group’s internal control and risk management policies and procedures.
(v)
Independent opinion on internal control over financial reporting

We have engaged Deloitte Touche Tohmatsu Certified Public Accountants LLP as its auditors to conduct independent audits on the effectiveness of our Group’s internal control over financial reporting every year since 2011, based on the relevant standards under the “Internal Control-Integrated Framework” (2013 Edition) issued by the Committee of Sponsoring Organizations of the Treadway Commission. For the years ended December 31, 2019, 2020 and 2021, the auditors did not report any material weakness in our Group’s internal control over financial reporting.
No material impact on the Product Offering Adjustments
The Product Offering Adjustments did not have a material adverse impact on our Group’s total transaction value. The transaction value attributable to our Group’s standardized public securities products continues to record strong growth, offsetting the impact of the Product Offering Adjustments. The total transaction value increased by approximately 20.6% from RMB78.5 billion for the year ended December 31, 2019 to RMB94.7 billion for the year ended December 31, 2020, and further increased by approximately 2.6% to RMB97.2 billion (US$15.3 billion) for the year ended December 31, 2021.
No material impact on our Group’s reputation
Following the Product Offering Adjustments, we believe that we have recovered from the impact of the Camsing Incident to our Group’s reputation, evidenced by (i) the strong financial performance in 2021, with our total revenues increased by approximately 30.1% from RMB3,324.7 million for the year ended December 31, 2020 to RMB4,326.6 million (US$678.9 million) for the year ended December 31, 2021; (ii) the increase in the total number of active clients (including mutual fund-only clients) by approximately 25.0% from 34,213 for the year ended December 31, 2020 to 42,764 for the year ended December 31, 2021; (iii) the increase in the transaction value by 20.7% from RMB78.5 billion for the year ended December 31, 2019 to RMB94.7 billion for the year ended December 31, 2020, and the further increase to RMB97.2 billion for the year ended December 31, 2021; and (iv) revenue under our asset management business from performance-based income increased by 71.0% from RMB184.2 million in 2020 to RMB315.1 million in 2021 primarily due to an increase in performance- based income from private equity products.
Enhanced internal controls after the Camsing Incident
Our Group has attached great importance to risk management and internal control since our inception. As a result of the Camsing Incident, our Group enhanced and improved our risk management and internal control systems, specifically through the following measures:

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(i)
Enhancements to internal controls and rules

In 2020, our Group enhanced and upgraded our (i) due diligence requirements and procedures, such as by devising additional, more comprehensive due diligence checklists and (ii) compliance and risk management procedures and structure, such as by updating our risk identification guidelines. Specifically, we have revised and refined our “Internal Control Work Management Measures (內控工作管理辦法)”, “Organization Management Measures (制度管理辦法)”, “Exit Audit System (離任審計制度)”, “Internal Audit Management System (內部審計管理制度)” and “US Sarbanes-Oxley Act (SOX) Section 404 Internal Control Effectiveness Evaluation Work Management Measures (薩班斯-奧克利斯法案404條款內控有效性評價工作管理辦法)” to enhance our internal controls and rules. Further, we have started assigning designated teams over the risk management of our funds in open market, primary market and real estate business, respectively. Our Group also optimized the assignment and allocation of roles and responsibilities of relevant employees in charge of each step of the due diligence and investment assessment processes, and also revisited and updated our work flows on project approval, launch and ongoing management to ensure the effectiveness of our Group’s risk management and internal control system. We have also engaged an external electronic signature supplier to verify the authenticity of signatures in the underlying transaction documents during our internal review processes.
(ii)
Internal auditing

Immediately after the Camsing Incident, we increased the headcount of our internal audit department to ensure the effective implementation of the enhanced risk management and internal control related policies of our Group. We have also established an “Ethics Compliance Committee (道德遵從委員會)” comprising our core management team members, to ensure that any irregularities identified by the internal audit department are promptly brought to the attention of our senior management and rectified appropriately.
Sponsor’s view on the Camsing Incident
On the bases set forth above, the Sole Sponsor submits that the Camsing Incident does not reflect negatively on the suitability of the Directors under Rules 3.08 and 3.09 of the Hong Kong Listing Rules.

FINANCIAL INFORMATION

The following section sets forth supplemental financial information for the years ended December 31, 2019, 2020, and 2021, and as of December 31, 2019, 2020, and 2021, including certain new disclosures made in connection with the Listing.
The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included in the Accountants’ Report in Appendix IA to this document and in particular, “Business.” This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this document. We have prepared our consolidated financial statements in accordance with U.S. GAAP. Our fiscal year ends on December 31 and references to fiscal years 2019, 2020 and 2021 are to the fiscal years ended December 31, 2019, 2020 and 2021, respectively.
FINANCIAL RESULTS
The following table sets forth a summary of our consolidated results of operations for the periods indicated. The information should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this document. The operating results in any period are not necessarily indicative of results that may be expected for any future period.

FINANCIAL INFORMATION

FINANCIAL INFORMATION

Years Ended December 31,			
	2019	2020	2021	
	RMB	RMB	RMB	US$
	(in thousands)			
Other income (expenses):				
Interest income	89,099	67,317	71,866	11,277
Interest expenses	(430)	—	—	—
Investment income (loss)	(28,620)	(86,369)	65,426	10,267
Settlement expenses	—	(1,828,907)	(19,908)	(3,124)
Other income (expense)	(7,040)	4,164	(18,240)	(2,862)
Total other income (expense)	53,009	(1,843,795)	99,144	15,558
Income (loss) before taxes and income from equity in affiliates	967,975	(585,319)	1,298,042	203,691
Income tax expense	(220,025)	(258,460)	(293,940)	(46,126)
Income from equity in affiliates	115,809	100,257	301,979	47,387
Net income (loss)	863,759	(743,522)	1,306,081	204,952
Less: net (loss) income attributable to non-controlling interests	34,608	1,703	(8,050)	(1,263)
Net income (loss) attributable to Noah's shareholders	829,151	(745,225)	1,314,131	206,215

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020
Total Revenues.   Our total revenues increased by 30.1% from RMB3,324.7 million in 2020 to RMB4,326.6 million (US$678.9 million) in 2021. The increase in total revenues was primarily due to increases in one-time commissions, recurring service fees and performance-based income.
Operating Costs and Expenses.   Operating costs and expenses increased by 51.1% from RMB2,047.4 million in 2020 to RMB3,094.2 million (US$485.5 million) in 2021. The increase in operating costs and expenses was primarily driven by our investments in talents, technology, investment research capabilities and client services.
Other Income (Expense).   We incurred other income of RMB99.1 million (US$15.6 million) in 2021, as compared with an other expense of RMB1,843.8 million in 2020. The incurrence of other expenses in 2020 was primarily attributable to (i) settlement expenses of RMB1,828.9 million related to the Camsing Incident, and (ii) an investment loss of RMB86.4 million, mainly due to an impairment loss of RMB115.1 million, partially offset by investment income from other investments.
Income Tax Expense.   Income tax expense increased by 13.7% from RMB258.5 million in 2020 to RMB293.9 million (US$46.1 million) in 2021, primarily due to higher taxable income.
Net Income (Loss) Attributable to Noah’s Shareholders.   Net income attributable to Noah’s shareholders was RMB1,314.1 million (US$206.2 million) in 2021, as compared with net loss attributable to Noah’s shareholders of RMB745.2 million in 2020.
Year Ended December 31, 2020 Compared to Year Ended December 31, 2019
Total Revenues.   Our total revenues slightly decreased by 2.6% from RMB3,413.2 million in 2019 to RMB3,324.7 million in 2020. The decrease in total revenues was primarily due to the COVID-19 pandemic,

FINANCIAL INFORMATION

which resulted in a decrease in overseas insurance products we distributed in 2020 due to travel bans, as well as a decrease in other service fees for value-added services.
Operating Costs and Expenses.   Operating costs and expenses decreased by 17.3% from RMB2,476.8 million in 2019 to RMB2,047.4 million in 2020. The decrease in operating costs and expenses was primarily driven by decreased expenses related to other compensations, as well as provision for credit losses in relation to our wealth management business, partially offset by increased performance fee compensation for our asset management business managed by Gopher.
Other Income (Expense).   We incurred other expense of RMB1,843.8 million in 2020, as compared with an other income of RMB53.0 million in 2019. The incurrence of other expenses was primarily attributable to (i) settlement expenses of RMB1,828.9 million related to current and potential future settlement plans for investors of the Camsing Incident, and (ii) an investment loss of RMB86.4 million, mainly due to an impairment loss of RMB115.1 million, partially offset by investment income from other investments. We recorded other income of RMB53.0 million in 2019, primarily attributable to an interest income of RMB89.1 million, partially offset by an investment loss of RMB28.6 million. The investment loss in 2019 was primarily attributable to an impairment loss of RMB104.4 million due to the credit deterioration of certain held-to-maturity investments, partially offset by investment income from other investments.
Income Tax Expense.   Income tax expense increased by 17.5% from RMB220.0 million in 2019 to RMB258.5 million in 2020, primarily due to higher taxable income.
Net Income (Loss) Attributable to Noah’s Shareholders.   Net loss attributable to Noah’s shareholders was RMB745.2 million in 2020, as compared with net income attributable to Noah’s shareholders of RMB829.2 million in 2019.
Wealth Management

FINANCIAL INFORMATION

(1)
Pursuant to the agreement Gopher and our wealth management branch entered into for product distribution, Gopher shared with the wealth management business segment recurring service fees of RMB151.8 million, RMB159.0 million and RMB135.1 million (US$21.2 million) in 2019, 2020 and 2021, respectively. Such intra-group revenue have been deducted from our consolidated statements of operations. For details of the agreement, see “Financial Information — Components of Results of Operations — Revenues — Revenues from the Asset Management Business.”

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020
Total Revenue.   For the wealth management business, our total revenue increased by 35.0% from RMB2,379.5 million in 2020 to RMB3,212.0 million (US$504.0 million) in 2021. Our transaction value increased by 2.6% from RMB94.7 billion in 2020 to RMB97.2 billion (US$15.3 billion) in 2021, primarily due to an increase of RMB2.6 billion transaction value in private secondary products.
•
Total revenue from one-time commissions increased by 54.1% from RMB766.2 million in 2020 to RMB1,180.9 million (US$185.3 million) in 2021, primarily due to more higher fee rate investment products that we distributed in 2021.

•
Total revenue from recurring service fees increased by 14.4% from RMB1,284.4 million in 2020 to RMB1,469.6 million (US$230.6 million) in 2021. The increase was primarily due to the cumulative recurring service fees of long-duration investment products previously distributed by us.

FINANCIAL INFORMATION

•
Total revenue from performance-based income increased by 128.5% from RMB205.3 million in 2020 to RMB469.1 million (US$73.6 million) in 2021, primarily due to more performance-based income from private secondary products that we received and shared by product providers. The transaction value of private secondary products increased by 7.4% from RMB35.2 billion in 2020 to RMB37.8 billion (US$5.9 billion) in 2021.

•
Total revenue from other service fees decreased by 25.2% from RMB123.5 million in 2020 to RMB92.4 million (US$14.5 million) in 2021, primarily due to less service fees recorded from lending business since we significantly reduced this business since the second half year of 2019.

Operating Costs and Expenses.   For the wealth management business, our operating costs and expenses increased by 46.8% from RMB1,548.9 million in 2020 to RMB2,273.4 million (US$356.7 million) in 2021, primarily due to our continued strategic investments in our talents and client experiences as well as less expenses incurred in 2020 due to the COVID-19 pandemic.
•
Compensation and benefits include compensation for relationship managers and other employees. Compensation and benefits increased by 50.4% from RMB1,099.8 million in 2020 to RMB1,654.3 million (US$259.6 million) in 2021. In 2021, relationship manager compensation increased by 46.9% from 2020, while other compensation increased by 54.8% from 2020, primarily due to adjustment in compensation structure of our employees, as well as increased transaction value.

•
Selling expenses increased by 54.7% from RMB228.9 million in 2020 to RMB354.1 million (US$55.6 million) in 2021, primarily due to our increased expenditure on client activities and services.

•
General and administrative expenses increased by 36.9% from RMB197.5 million in 2020 to RMB270.3 million (US$42.4 million) in 2021, primarily due to increases in technology related expenses and consulting fees.

•
Provision for credit losses increased from RMB3.8 million in 2020 to RMB6.5 million (US$1.0 million) in 2021, primarily due to accrual of allowance for accounts receivables relating to certain funds.

•
Other operating expenses decreased by 30.4% from RMB77.0 million in 2020 to RMB53.6 million (US$8.4 million) in 2021, which is in line with decrease in other service fees.

•
Government subsidies were RMB58.0 million in 2020 and RMB65.4 million (US$10.3 million) in 2021, respectively.

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019
Total Revenue.   For the wealth management business, our total revenue increased by 2.1% from RMB2,329.9 million in 2019 to RMB2,379.5 million in 2020. Our transaction value increased by 20.6% from RMB78.5 billion in 2019 to RMB94.7 billion in 2020, primarily due to a significant increase in our distribution of public securities products, demonstrating our success in the aforementioned transition.
•
Total revenue from one-time commissions decreased by 17.4% from RMB928.1 million in 2019 to RMB766.2 million in 2020, primarily due to less insurance products that we distributed due to the COVID-19 epidemic.

•
Total revenue from recurring service fees increased by 11.2% from RMB1,155.5 million in 2019 to RMB1,284.4 million in 2020. The increase was primarily due to the cumulative effect of investment products with recurring service fees previously distributed by us.

•
Total revenue from performance-based income increased by 776.2% to RMB205.3 million in 2020 from RMB23.4 million in 2019, primarily due to an increase in performance-based income from public securities products and private equity products.

•
Total revenue from other service fees decreased by 44.6% from RMB222.9 million in 2019 to RMB123.5 million in 2020, primarily due to less value-added services we offer to our clients during the COVID-19 pandemic.

FINANCIAL INFORMATION

Operating Costs and Expenses.   For the wealth management business, our operating costs and expenses decreased by 17.7% from RMB1,881.5 million in 2019 to RMB1,548.9 million in 2020.
•
Compensation and benefits include compensation for relationship managers and other employees. Compensation and benefits decreased by 10.8% from RMB1,232.4 million in 2019 to RMB1,099.8 million in 2020. In 2020, relationship manager compensation decreased by 1.9% from 2019, while other compensation decreased by 19.9% from 2019 as we streamlined our employees of the wealth management business.

•
Selling expenses decreased by 20.4% from RMB287.5 million in 2019 to RMB228.9 million in 2020, primarily due to a decrease in offline marketing initiatives due to the COVID-19 pandemic.

•
General and administrative expenses increased by 1.3% from RMB194.9 million in 2019 to RMB197.5 million in 2020, primarily due to our increased investment in research and recruiting.

•
Provision for credit losses decreased by 96.9% from RMB121.6 million in 2019 to RMB3.8 million in 2020. The majority of such provision in 2019 were one-time write-off expense of receivables accounts related to certain credit fund products in relation to the Camsing Incident.

•
Other operating expenses decreased by 25.9% from RMB103.8 million in 2019 to RMB77.0 million in 2020, primarily due to reduced expenses related to Enoch Education and distribution of investment products provided by our lending business.

•
Government subsidies were RMB58.7 million in 2019 and RMB58.0 million in 2020, respectively.

FINANCIAL INFORMATION

Asset Management
Year Ended December 31, 2021 Compared to Year Ended December 31, 2020
Total Revenue.   For the asset management business, our total revenue increased by 18.9% from RMB880.0 million in 2020 to RMB1,046.4 million (US$164.2 million) in 2021. Gopher’s AUM increased from RMB152.8 billion as of December 31, 2020 to RMB156.0 billion (US$24.5 billion) as of December 31, 2021, as a result of continuous growth in private equity products, partially offset by redemption of credit products and real estate products.
•
Total revenue from one-time commissions increased by 112.5% from RMB42.6 million in 2020 to RMB90.5 million (US$14.2 million) in 2021, mainly due to the transfer of distribution of private equity products from wealth management to asset management since the fourth quarter of 2020 to comply with relevant regulation.

FINANCIAL INFORMATION

•
Total revenue from recurring service fees decreased by 1.0% from RMB645.8 million in 2020 to RMB639.4 million (US$100.3 million) in 2021, mainly due to a decrease in assets under management in credit products and real estate products.

•
Total revenue from performance-based income increased by 71.0% from RMB184.2 million in 2020 to RMB315.1 million (US$49.4 million) in 2021, primarily due to an increase in performance-based income from private equity products.

Operating Costs and Expenses.   For the asset management business, our operating costs and expenses increased by 33.8% from RMB415.7 million in 2020 to RMB556.2 million (US$87.3 million) in 2021, primarily due to our continued investments in our talents as well as less expenses incurred in 2020 due to the COVID-19 pandemic.
•
Compensation and benefits include compensation of investment professionals and other employees. Compensation and benefits increased by 32.5% from RMB339.7 million in 2020 to RMB450.0 million (US$70.6 million) in 2021 due to an increase in performance- based compensation and talent acquisition for enhancing investment research capabilities.

•
Selling expenses increased by 62.6% from RMB34.3 million in 2020 to RMB55.8 million (US$8.8 million) in 2021, primarily due to an increase in client service expense and marketing expense.

•
General and administrative expenses increased by 18.9% from RMB59.4 million in 2020 to RMB70.7 million (US$11.1 million) in 2021, primarily due to an increase in technology related expenses.

•
Provision for credit losses increased from RMB0.03 million in 2020 to RMB13.3 million (US$2.1 million) in 2021. The majority of such provision in 2021 were accrued for receivables accounts related to several private equity products.

•
Government subsidies were RMB24.4 million for the year ended December 31, 2020 and RMB37.9 million (US$5.9 million) in 2021.

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019
Total Revenue.   For the asset management business, our total revenue increased by 11.7% from RMB787.6 million in 2019 to RMB880.0 million in 2020. Gopher’s AUM decreased from RMB170.2 billion as of December 31, 2019 to RMB152.8 billion as of December 31, 2020, as a result of the voluntary redemptions of outstanding private credit products following the Camsing Incident, which is a one-off event.
•
Total revenue from recurring service fees decreased by 6.4% from RMB690.0 million in 2019 to RMB645.8 million in 2020, mainly due a decrease in assets under management in credit products.

•
Total revenue from performance-based income increased by 105.5% from RMB89.7 million in 2019 to RMB184.2 million in 2020, primarily due to an increase in performance-based income from private equity products.

Operating Costs and Expenses.   For the asset management business, our operating costs and expenses increased by 6.0% from RMB392.3 million in 2019 to RMB415.7 million in 2020.
•
Compensation and benefits include compensation of investment professionals and other employees. Compensation and benefits increased by 21.4% from RMB279.9 million in 2019 to RMB339.7 million in 2020 due to increase in the number of employees in our funds investing team.

•
Selling expenses increased by 28.7% from RMB26.7 million in 2019 to RMB34.3 million in 2020, primarily due to increased marketing consulting fee in 2020.

•
General and administrative expenses decreased by 17.2% from RMB71.8 million in 2019 to RMB59.4 million in 2020, primarily due to our expenses controls implemented in 2020.

•
Government subsidies were RMB15.9 million for the year ended December 31, 2019 and RMB24.4 million in 2020.

FINANCIAL INFORMATION

Other businesses
Year Ended December 31, 2021 Compared to Year Ended December 31, 2020
Total Revenue.   For other businesses, our total revenue were RMB68.2 million (US$10.7 million) in 2021, representing a 4.6% increase from RMB65.2 million in 2020.
Operating Costs and Expenses.   For other businesses, our operating costs and expenses in 2021 were RMB264.6 million (US$41.5 million), representing a 219.5% increase from RMB82.8 million in 2020, primarily due to (i) an increase in provision for credit losses of RMB89.1 million (US$14.0 million), primarily due to the changes in business environment for real estate collateral in 2021 as a result of the tightened regulations on real estate industry and our shift in focus to our core businesses since 2020, (ii) an increase in selling and general and administrative expenses as a result of continuous expenditure on strategy related consulting fees, as compared to less expenses incurred in 2020 due to COVID-19 pandemic, and (iii) an increase in other operating expenses, primarily attributable to an increase in depreciation expense of RMB53.8 million (US$8.4 million) as we purchased new headquarter premises in 2021.

FINANCIAL INFORMATION

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019
Total Revenue.   For other businesses, our total revenue were RMB65.2 million in 2020, representing a 77.9% decrease from RMB295.8 million in 2019, mainly due to our strategic shift in focus to our core wealth management and asset management businesses since 2020.
Operating Costs and Expenses.   For other businesses, our operating costs and expenses in 2020 were RMB82.8 million, representing a 59.2% decrease from RMB203.0 million in 2019, primarily due to (i) a decrease in other operating expenses as a result of a decrease in lending business, and (ii) a decrease in compensation and benefits as a result of the optimization of our employee structure starting from 2019, which led to a decrease in segment headcount from 142 as of December 31, 2019 to 83 as of December 31, 2020, partially offset by an increase in government subsidies in connection with our lending business in 2019.
DISCUSSION OF CERTAIN KEY BALANCE SHEET ITEMS
The following table sets forth selected information from our consolidated balance sheets as of the dates indicated, which have been extracted from our audited consolidated financial statements included in Appendix IA to this document.

FINANCIAL INFORMATION

As of December 31,			
	2019	2020	2021	
	RMB	RMB	RMB	US$
	(in thousands)			
Cash and cash equivalents	4,387,345	5,005,211	3,404,603	534,257
Restricted cash	6,589	9,993	510	80
Short-term investments (including short-term investments measured at fair value of RMB642,759, nil and RMB63,515 as of December 31, 2019, 2020 and 2021, respectively)	671,259	114,928	92,803	14,563
Accounts receivable, net of allowance for credit losses of nil, nil and RMB458 as of December 31, 2019, 2020 and 2021, respectively	219,566	434,458	808,029	126,797
Amounts due from related parties, net of allowance for credit losses of nil, RMB4,006 and RMB30,128 as of December 31, 2019, 2020 and 2021, respectively	548,704	520,178	451,389	70,833
Loans receivable, net of allowance for credit losses of RMB5,147, RMB5,863 and RMB93,926 as of December 31, 2019, 2020 and 2021, respectively	654,060	418,947	595,766	93,489
Other current assets	243,701	199,447	163,710	25,690
Total current assets	6,731,224	6,703,162	5,516,810	865,709
Long-term investments (including long-term investments measured at fair value of RMB531,359, RMB373,678 and RMB457,284 as of December 31, 2019, 2020 and 2021, respectively)	881,091	536,384	668,572	104,914
Investments in affiliates	1,272,261	1,264,685	1,402,083	220,017
Property and equipment, net	296,320	248,669	2,580,935	405,005
Operating lease right-of-use assets, net	352,186	274,154	223,652	35,096

FINANCIAL INFORMATION

As of December 31,			
	2019	2020	2021	
	RMB	RMB	RMB	US$
	(in thousands)			
Deferred tax assets	167,430	224,240	335,905	52,711
Other non-current assets, net of allowance for credit losses of RMB16,912, nil and RMB4,000 as of December 31, 2019, 2020 and 2021, respectively	102,092	148,292	161,832	25,395
Total non-current assets	3,071,380	2,696,424	5,372,979	843,138
Total assets	9,802,604	9,399,586	10,889,789	1,708,847
Accrued payroll and welfare expenses	555,719	705,622	946,547	148,534
Income tax payable	126,743	140,777	190,260	29,856
Deferred revenues	100,693	71,613	63,631	9,985
Other current liabilities	721,898	432,650	649,255	101,882
Contingent liabilities	–	530,433	433,345	68,001
Total current liabilities	1,505,053	1,881,095	2,283,038	358,258
Operating lease liabilities, non-current	362,757	194,384	130,956	20,550
Deferred tax liabilities	56,401	45,881	234,134	36,741
Other non-current liabilities	3,433	855	100,020	15,695
Total liabilities	1,927,644	2,122,215	2,748,148	431,244
Net current assets	5,226,171	4,822,067	3,233,772	507,451
Net assets	7,874,960	7,277,371	8,141,641	1,277,603
Non-controlling interests	861,493	91,860	100,866	15,829
Total Liabilities and Equity	9,802,604	9,399,586	10,889,789	1,708,847

Accounts Receivables
Accounts receivables represent amounts invoiced or we have the right to invoice. As we are entitled to unconditional right to consideration in exchange for services transferred to customers, we therefore do not recognize any contract asset. The balances of our accounts receivables were substantially within one year as of December 31, 2019, 2020 and 2021. Our accounts receivables, net of allowance for credit losses of nil, nil and RMB0.5 million as of December 31, 2019, 2020 and 2021, respectively, amounted to RMB219.6 million, RMB434.5 million, and RMB808.0 million (US$126.8 million) as of December 31, 2019, 2020 and 2021,

FINANCIAL INFORMATION

respectively. The increase in our accounts receivables, net of allowance for credit losses, during the Track Record Period was due to the growth of our wealth management and asset management businesses. As at April 30, 2022, approximately 82.0%, which amounted to RMB662.6 million, of our accounts receivables as at December 31, 2021 was subsequently collected.
Loans Receivable
Loans receivable represents loans offered to our individual clients as value-added services in our other business. As of December 31, 2019, 2020, and 2021, our loans receivable amounted to RMB659.2 million, RMB424.8 million, and RMB689.7 million (US$108.2 million), respectively. RMB508.6 million, RMB370.4 million and RMB620.8 million (US$97.4 million) of the loans was secured by collateral as of December 31, 2019, 2020 and 2021, respectively.
Loans receivable is initially recognized at fair value which is the cash disbursed to originate loans, measured subsequently at amortized cost using the effective interest method, net of allowance that reflects our best estimate of the amounts that will not be collected. As of December 31, 2019, 2020, and 2021, we recorded allowance for credit losses as RMB5.1 million, RMB5.9 million, and RMB93.9 million (US$14.7 million), respectively. The increase in allowance for credit losses on loans receivable in 2021 was primarily due to the changes in business environment for real estate collateral in 2021 as a result of the tightened regulations on real estate industry and our shift in focus to our core businesses since 2020. As at April 30, 2022, approximately 20.6%, which amounted to RMB122.5 million, of our loans receivable as at December 31, 2021 was subsequently collected. During the Track Record Period and up to the Latest Practicable Date, there is no material recoverability issue for past due loans receivable and we consider our provision for loans receivable sufficient.
The following table sets forth a breakdown of loans receivable as of the indicated dates.
Investments
Our investments made for ourselves, based on the nature of the products invested, primarily consist of (i) held-to-maturity investments that have stated maturity and normally pay a prospective fixed or floating rate of return, carried at amortized cost, (ii) trading debt securities that were bought and held by us principally for the purpose of selling in the near term, (iii) available-for-sale investments that do not meet the criteria of held-to-maturity or trading debt securities and are reported at fair value with changes in fair value deferred in other comprehensive income, (iv) investments held by consolidated investment funds measured at fair value that reflect investments by investment companies at fair value for U.S. GAAP purposes, and (v) other long-term investments that include investments in several private equity funds we served as a limited partner with insignificant equity interest and equity investments of common shares of several companies with less than 20% interest. We have further classified above investments into short-term investments and long-term investments, in terms of contractual maturity date of less than one year or more than one year.

FINANCIAL INFORMATION

The following table sets forth a breakdown of our investments by the nature of the products invested and their respective balances as of the dates indicated.
Our balance of short-term investments decreased from RMB671.3 million as of December 31, 2019 to RMB114.9 million as of December 31, 2020, primarily due to the decrease in investments held by consolidated investment funds measured at fair value, and further decreased to RMB92.8 million (US$14.6 million) as of December 31, 2021, primarily due to the decrease in held-to-maturity investments. Our balance of long-term investments decreased from RMB881.1 million as of December 31, 2019 to RMB536.4 million as of December 31, 2020, primarily due to the decrease in other long-term investments and investments held by consolidated investment funds measured at fair value, and increased by 24.6% to RMB668.6 million (US$104.9 million) as of December 31, 2021, primarily due to the increase in other long-term investments.
During the Track Record Period, we assessed the performance of our investments based on fair value measurement on a recurring basis for each accounting period subsequent to their initial recognitions. We earned fair value gains of RMB50.9 million, RMB17.8 million and RMB69.9 million (US$11.0 million) from investments funds and equity investments for the years ended December 31, 2019, 2020 and 2021, respectively. For further details on fair value measurement of our investments, see Note 5 to the Accountant’s Report set out in Appendix IA to this document. For investments not measured at fair value, we performed full

FINANCIAL INFORMATION

impairment analysis for each investment at the end of each accounting period and would record impairment loss if impairment is needed. We recognized an impairment loss of RMB104.4 million due to the credit deterioration of certain held-to-maturity investments for the year ended December 31, 2019. We also recognized impairment losses of RMB115.1 million and RMB10.0 million (US$1.6 million) for the years ended December 31, 2020 and 2021, respectively, primarily due to the deteriorating operation of a single investment.
Investments in Affiliates
Our investments in affiliates primarily consist of (i) investments in affiliated companies, over which we had significant influence generally through an ownership interest of 20% or higher, but not considered as control, and (ii) investments in funds that we served as general partner or fund manager, including real estate funds and real estate funds of funds, private equity funds of funds, and other public securities funds of funds.
The following table sets forth a breakdown of our investments in affiliates as of the dates indicated.
Our investments in affiliates decreased by a narrow margin from RMB1,272.3 million as of December 31, 2019 to RMB1,264.7 million as of December 31, 2020, primarily due to a decrease of investments in one real estate fund. Our investments in affiliates increased by 10.9% from RMB1,264.7 million as of December 31, 2020 to RMB1,402.1 million (US$220.0 million) as of December 31, 2021, primarily due to fair value increase of the underling investments of the funds.
The following table sets forth the summarized financial information relating to our consolidated balance sheets for our investments in affiliates assuming 100% ownership as of December 31, 2019, 2020 and 2021, respectively.
The following table sets forth summarized financial information relating to our consolidated results of operations for our investments in affiliates assuming 100% ownership for the years ended December 31, 2019, 2020 and 2021, respectively.

FINANCIAL INFORMATION

Amounts Due from Related Parties
During the years ended December 31, 2019, 2020 and 2021, we had certain related party transactions. For details relating to our related party transactions, see “Related Party Transactions” and Note 19 to the Accountant’s Report set out in Appendix IA to this document.
As of December 31, 2019, 2020 and 2021, amounts due from related parties associated with trading transactions were comprised of the following:
As of December 31, 2019, 2020 and 2021, amounts due from related parties associated with loan distributed were comprised of the following:
These non-trade loans are due on demand and expected to be matured within one year, most of which are interest free. As of April 30, 2022, approximately RMB2.7 million or 5.4% related to the loan balances as of

FINANCIAL INFORMATION

December 31, 2021 were subsequently settled. The Group estimates that the remaining loan balances of RMB48.0 million will be fully settled on or before December 31, 2022.
Expected Credit losses
The following table sets forth the expected credit loss rates applied on accounts receivables, amounts due from related parties and loans receivable as of December 31, 2020 and 2021:
In addition to those illustrated in the table above, we also held certain categories of financial assets measured at amortized cost as of December 31, 2020 and 2021, such as cash and cash equivalents, restricted cash, held-to-maturity investments, other current assets and other non-current assets. The management has assessed that the credit risk on these financial assets is low due to their nature and significance.
INDEBTEDNESS AND CONTINGENT LIABILITIES
Other than as disclosed in the Unaudited Interim Condensed Consolidated Financial Information set forth in Appendix IB as of March 31, 2022, we did not have any outstanding mortgages, charges, debentures, other issued debt capital, bank overdrafts, loans, liabilities under acceptance or other similar indebtedness, hire purchase and finance lease commitments, any guarantees or other material contingent liabilities.
We recognized total lease liabilities of RMB374.4 million, RMB280.9 million and RMB222.2 million (US$34.9 million) as of December 31, 2019, 2020 and 2021, respectively. As of March 31, 2022, we recognized total lease liabilities of RMB210.6 million (US$33.2 million), certain of which were secured by the rental deposits and all of which were unguaranteed..
As of March 31, 2022, we had contingent liabilities of RMB431.1 million (US$68.0 million) in relation to the unsettled Camsing Incident.
Save as disclosed above, since March 31, 2022 and up to the date of this document, there has not been any material and adverse change in our indebtedness and contingent liabilities. Our directors do not foresee any potential difficulty in obtaining bank facilities should the need arise. In connection with the financial data as of March 31, 2022 in this section, translations of RMB into U.S. dollars were made at a rate of RMB6.3393 to US$1.00, the effective noon buying rate for March 31, 2022 as set forth in the H.10 statistical release of the Federal Reserve Board.

FINANCIAL INFORMATION

WORKING CAPITAL
We recorded net current assets of RMB5,226.2 million, RMB4,822.1 million and RMB3,233.8 million (US$507.5 million), respectively, as of December 31, 2019, 2020 and 2021. As of March 31, 2022, we recorded net current assets of RMB3,496.4 million (US$551.5 million). In connection with the financial data as of March 31, 2022 in this paragraph, translation of RMB into U.S. dollars was made at a rate of RMB6.3393 to US$1.00, the effective noon buying rate for March 31, 2022 as set forth in the H.10 statistical release of the Federal Reserve Board. The following table sets forth a breakdown of our current assets and liabilities as of the dates indicated.

As of December 31,			
	2019	2020	2021	
	RMB	RMB	RMB	US$
	(in thousands)			
Current assets:				
Cash and cash equivalents	4,387,345	5,005,211	3,404,603	534,257
Restricted cash	6,589	9,993	510	80
Short-term investments (including short-term investments measured at fair value of RMB642,759, nil and RMB63,515 as of December 31, 2019, 2020 and 2021, respectively)	671,259	114,928	92,803	14,563
Accounts receivable, net of allowance for credit losses of nil, nil and RMB458 as of December 31, 2019, 2020 and 2021	219,566	434,458	808,029	126,797
Amounts due from related parties, net of allowance for credit losses of nil, RMB4,006 and RMB30,128 as of December 31, 2019 and 2020 and 2021, respectively	548,704	520,178	451,389	70,833
Loans receivable, net of allowance for credit losses of RMB5,147, RMB5,863 and RMB93,926 as of December 31, 2019, 2020 and 2021, respectively	654,060	418,947	595,766	93,489
Other current assets	243,701	199,447	163,710	25,690
Total current assets	6,731,224	6,703,162	5,516,810	865,709
Current liabilities:				
Accrued payroll and welfare expenses	555,719	705,622	946,547	148,534
Income tax payable	126,743	140,777	190,260	29,856
Deferred revenues	100,693	71,613	63,631	9,985
Other current liabilities	721,898	432,650	649,255	101,882
Contingent liabilities	–	530,433	433,345	68,001
Total current liabilities	1,505,053	1,881,095	2,283,038	358,258
Net current assets	5,226,171	4,822,067	3,233,772	507,451

FINANCIAL INFORMATION

For a detailed discussion of our cash position, the balance sheet item that has a material impact on our liquidity, as well as material changes in the various working capital items, see “— Liquidity and Capital Resources.”
Taking into account cash and cash equivalents on hand, our operating cash flows, the available revolving lines of bank facilities, and the estimated [REDACTED] available to us from the [REDACTED], our directors believe that we have sufficient working capital for our present requirements and for at least the next 12 months from the date of this document.
PROPERTY INTERESTS AND PROPERTY VALUATION
Savills Valuation and Professional Services Limited, an independent property valuer, has valued one of our owned properties as at March 31, 2022. In May 2021, we purchased new headquarter premises with a gross floor area of approximately 72,000 square meters in Shanghai, and the carrying amount of its property interest (which all form part of non-property activities) is approximately RMB2,349.7 million (US$370.7 million), accounting for 21.3% of our total assets as of March 31, 2022. In connection with the financial data as of March 31, 2022 in this paragraph, translation of RMB into U.S. dollars was made at a rate of RMB6.3393 to US$1.00, the effective noon buying rate for March 31, 2022 as set forth in the H.10 statistical release of the Federal Reserve Board. For the valuation report of our newly purchased headquarter premises, please refer to “Appendix III — Property Valuation Report.”
A reconciliation of the book value of our newly purchased headquarter premises as of December 31, 2021 as set out in the Accountants’ Report in Appendix IA to their fair value as of March 31, 2022 as set out in the Property Valuation Report in Appendix III is set forth below:
UNAUDITED PRO FORMA ADJUSTED NET TANGIBLE ASSETS
The following unaudited pro forma adjusted consolidated net tangible assets of our Group attributable to ordinary shareholders of our Company prepared in accordance with Rule 4.29 of the Hong Kong Listing Rules are set out to illustrate the effect of the [REDACTED] on the audited consolidated net tangible assets attributable to ordinary shareholders of our Company as of December 31, 2021 as if the [REDACTED] had taken place on that date.
The unaudited pro forma adjusted consolidated net tangible assets of our Group attributable to ordinary shareholders of our Company have been prepared for illustrative purposes only and, because of its

FINANCIAL INFORMATION

hypothetical nature, it may not give a true picture of the consolidated net tangible assets of our Group, had the [REDACTED] been completed as of December 31, 2021 or at any future dates. It is prepared based on the audited consolidated net tangible assets attributable to ordinary shareholders of our Company as of December 31, 2021 as derived from the Accountants’ Report, the text of which is set out in Appendix IA to this document, and adjusted as described below.
	Audited consolidated net tangible assets of our Group attributable to ordinary shareholders of our Company as of December 31, 2021	Estimated net proceeds from the [REDACTED]	Unaudited pro forma adjusted consolidated net tangible assets of our Group attributable to ordinary shareholders of our Company as of December 31, 2021	Unaudited pro forma adjusted consolidated net tangible assets of our Group attributable to ordinary shareholders of our Company per Share	Unaudited pro forma adjusted consolidated net tangible assets of our Group attributable to ordinary shareholders of our Company per ADS	Unaudited pro forma adjusted consolidated net tangible assets of our Group attributable to ordinary shareholders of our Company per Share	Unaudited pro forma adjusted consolidated net tangible assets of our Group attributable to ordinary shareholders of our Company per ADS
	(in RMB thousands)	(in RMB thousands)	(in RMB thousands)	RMB	RMB	HK$	HK$
	(Note 1)	(Note 2)		(Note 3)	(Note 4)	(Note 5)	(Note 5)
Based on [REDACTED] of HK$[REDACTED] per [REDACTED]	8,040,775	[REDACTED]	[REDACTED]	[REDACTED]	[REDACTED]	[REDACTED]	[REDACTED]

Notes:
(1)
The audited consolidated net tangible assets of our Group attributable to ordinary shareholders of our Company as of December 31, 2021 is derived from the Accountants’ Report set out in Appendix IA to this document, which is based on the audited consolidated net assets of our Group attributable to ordinary shareholders of our Company as of December 31, 2021 of RMB8,040,775,000.

(2)
The estimated [REDACTED] from the [REDACTED] are based on [REDACTED] at the [REDACTED] of HK$[REDACTED] per [REDACTED] after deduction of the estimated [REDACTED] and [REDACTED] expected to be incurred by our Company subsequent to December 31, 2021 and without taking into account [REDACTED], the vesting of restricted share units (“RSUs”) under the Settlement Plan, the Shares to be issued pursuant to the Share Incentive Plan, including pursuant to the exercise of options or the vesting of restricted shares or other awards that have been or may be granted from time to time and any issuance or repurchase of Shares and/or ADSs by our Company. For the purpose of calculating the estimated [REDACTED] from the [REDACTED], the translation of Hong Kong dollars into Renminbi was made at the exchange rate of HK$1.00 to RMB[0.8488], which is derived from the respective exchange rate of Hong Kong dollars and Renminbi against U.S. Dollars on [REDACTED] set forth in the H.10 statistical release of the Federal Reserve Board as disclosed in the Exchange Rate Conversion section of this document. No representation is made that Hong Kong dollars have been, could have been or may be converted to Renminbi, or vice versa, at that rate or at any other rates or at all.

(3)
The unaudited pro forma adjusted consolidated net tangible assets of our Group attributable to ordinary shareholders of our Company per Share is arrived at after the adjustments referred to in the preceding paragraphs and on the basis that [REDACTED] Shares are in issue assuming that the [REDACTED] had been completed on December 31, 2021, without taking into account any [REDACTED], the vesting of RSUs under the Settlement Plan, the Shares to be issued pursuant to the Share Incentive Plan, including pursuant to the exercise of options or the vesting of restricted shares or other awards that have been or may be granted from time to time and any issuance or repurchase of Shares and/or ADSs by our Company.

FINANCIAL INFORMATION

(4)
The unaudited pro forma adjusted consolidated net tangible assets of our Group attributable to ordinary shareholders of our Company per ADS is arrived at after the adjustments referred to in the preceding paragraphs and on the basis that two ADSs represents one Share.

(5)
For the purpose of this unaudited pro forma adjusted consolidated net tangible assets of our Group attributable to ordinary shareholders of our Company, the balances stated in Renminbi are converted into Hong Kong dollars at the exchange rate of RMB1.00 to HK$[REDACTED], which is derived from the respective exchange rate of Hong Kong dollars and Renminbi against U.S. Dollars on [REDACTED] set forth in the H.10 statistical release of the Federal Reserve Board as disclosed in the Exchange Rate Conversion section of this document. No representation is made that Hong Kong dollars have been, could have been or may be converted to Renminbi, or vice versa, at that rate or at any other rates or at all.

(6)
As at March 31, 2022, one of our Group’s property interests were valued by Savills Valuation and Professional Services Limited, an independent valuer, whose property valuation report is set out in Appendix III to this document. Based on the property valuation report, the property interests of our Group attributable to ordinary shareholders of our Company had a revaluation surplus up to December 31, 2021 of approximately RMB140.2 million, which represents the excess of market value over the carrying amount of the property interests as of December 31, 2021. The valuation surplus has not been included in this unaudited pro forma adjusted consolidated net tangible assets of our Group attributable to ordinary shareholders of our Company as of December 31, 2021, and will not be incorporated in our Group’s consolidated financial statements in the future. If the valuation surplus were to be included in the consolidated financial statements, an additional annual amortization charge of approximately RMB4.7 million would be incurred.

(7)
No adjustments have been made to the unaudited pro forma adjusted consolidated net tangible assets of our Group attributable to ordinary shareholders of our Company to reflect any [REDACTED] or other transactions of our Group entered into subsequent to December 31, 2021. Accordingly, the unaudited pro forma adjusted consolidated net tangible assets of our Group attributable to shareholders of our Company per Share/ADS does not take into account the 4,777 treasury shares reissued for vesting of restricted shares and stock options exercise during the period from January 1, 2022 to February 28, 2022 as disclosed in the reconciliation statement “Share Capital immediately following the completion of the [REDACTED] under the section headed Share Capital in this document, which would have increased the total shares in issue to 33,428,232 as at February 28, 2022. Also, the unaudited pro forma adjusted consolidated net tangible assets of our Group attributable to ordinary shareholders of our Company per Share/ADS have not been adjusted to illustrate the effect of the vesting of RSUs under the Settlement Plan. The vesting of RSUs under the Settlement Plan would have increased the total shares in issue by [REDACTED] shares, which together with the 4,777 treasury shares reissued during the period from January 1, 2022 to February 28, 2022 would have increased the total shares in issue to [REDACTED] shares. After the vesting of RSUs under the Settlement Plan subsequent to December 31, 2021 and reissuance of the 4,777 treasury shares during the period from January 1, 2022 to February 28, 2022 being taken into account, based on the [REDACTED] of HK$[REDACTED] per [REDACTED], the unaudited pro forma adjusted consolidated net tangible assets of our Group attributable to ordinary shareholders of our Company per Share/ADS would be RMB[REDACTED] or HK$[REDACTED], and RMB[REDACTED] or HK$[REDACTED] per ADS, respectively.

DIRECTORS AND SENIOR MANAGEMENT

The following section sets forth updated information concerning directors and seniormanagement subsequent to the filing of our 2021 Form 20-F.
OVERVIEW
The following table sets forth information regarding the Directors and senior management:
Name	Age	Position/Title	Date of appointment	Year of joining our Group
Directors(1)
Ms. Jingbo Wang (汪靜波)	50	Co-founder, chairwoman of the Board, and chief executive officer of our Group	August 2005	2005
Mr. Zhe Yin (殷哲)	47	Co-founder, Director, and chairman of Gopher Asset Management	June 2007	2005
Ms. Chia-Yue Chang (章嘉玉)	61	Director	August 2007	2007
Mr. Neil Nanpeng Shen (沈南鵬)	54	Non-executive Director	January 2016	2016
Mr. Boquan He (何伯權)	61	Non-executive Director(2)	August 2007	2007
Ms. May Yihong Wu (吳亦泓)	54	Independent Director(3)	November 2010	2010
Mr. Tze-Kaing Yang (楊子江)	67	Independent Director(3)	May 2015	2015
Mr. Jinbo Yao (姚勁波)	45	Independent Director(3)	November 2014	2014
Dr. Zhiwu Chen (陳志武)	59	Independent Director(3)	January 2014	2014
Senior Management
Mr. Qing Pan (潘青)	48	Chief financial officer	November 2019	2017
Mr. Jun Lu (盧峻)	51	Chief technology officer	September 2020	2020
Mr. Ligao Zhou (周理高)	46	Chief risk management officer	October 2017	2017
Mr. Jin Chen (陳勁)	54	Chief executive officer of Noah Digital International	November 2020	2020

Notes:
(1)
The Board consists of nine Directors, including four independent Directors. Please refer to the paragraph headed “— Board Practices” in this section for the functions and duties of the Board. The Board is responsible for exercising other powers, functions and duties in accordance with the Articles, and all applicable laws, including the Hong Kong Listing Rules.

(2)
Mr. Boquan He is our Company’s independent Director under applicable U.S. regulations, but does not meet all of the independence criteria set out in Rule 3.13 of the Hong Kong Listing Rules and, accordingly, is considered a non-executive Director under the Hong Kong Listing Rules.

(3)
Save for Mr. Boquan He as noted in note 2 above, the independent Directors under applicable U.S. regulations are also independent non-executive Directors for the purpose of the Hong Kong Listing Rules. Each of Mr. Tze-Kaing Yang, Dr. Zhiwu Chen and Ms. May Yihong Wu, a member of the audit committee, qualifies as an “audit committee financial expert” under the applicable rules of the SEC and has the appropriate professional accounting or financial management experience.

DIRECTORS AND SENIOR MANAGEMENT

Save as disclosed below, none of the Directors held any other directorships in any other company listed in Hong Kong or overseas during the three years immediately preceding the date of this document and there are no family relationships among any of the Directors or senior management of our Company. Please refer to the section headed “Major Shareholders” for disclosure of interests of the Directors and senior management. There is no material matter relating to the Directors that needs to be brought to the attention of the Shareholders and the information of the Directors disclosed in this document comply with the requirements under Rule 13.51(2) of the Hong Kong Listing Rules in all material respects.
BIOGRAPHIES
Directors
Ms. Jingbo Wang (汪靜波), aged [50], is one of the Founders and has been the chairwoman and chief executive officer of our Group since its inception in August 2005. Ms. Wang has over 20 years of experience in wealth management and asset management industries. Prior to co-founding our Company, from May 2000 to September 2005, Ms. Wang worked in several departments and affiliates of Xiangcai Securities Co., Ltd. (湘財證券有限責任公司, currently known as 湘財證券股份有限公司) (“Xiangcai Securities”), a securities firm in China. Ms. Wang served as the general manager of private banking department at Xiangcai Securities from August 2003 to September 2005, during which she established the securities firm’s wealth management business. Prior to that, she served as a deputy general manager of ABN AMRO Xiangcai Fund Management Co., Ltd. (湘財荷銀基金管理有限公司) (currently known as Manulife Teda Fund Management Co., Ltd. (泰達宏利基金管理有限公司)), an affiliate of Xiangcai Securities, from February 2002 to August 2003, and as the head of the asset management department at Xiangcai Securities from May 2000 to February 2002.
Ms. Wang was recognized as one of Top 30 Most Influential Business Woman in China in 2019 (2019年度中國最具影響力的30位商界女性) by China Entrepreneur (《中國企業家》雜誌社). In 2017, she was listed on Forbes’ China Top 100 Businesswomen in 2017 (福布斯2017年中國傑出商界女性百強榜). In the same year, she was also recognized as an Outstanding Leader of the Year by Wealth APAC, and received International Women’s Entrepreneurial Challenge Award from the International Women’s Entrepreneurial Challenge (IWEC) Foundation.
Ms. Wang graduated from Global CEO Program of China Europe International Business School (中歐國際工商學院) in Shanghai, China, in September 2009. Ms. Wang received her master’s degree in management in December 1999 from Sichuan University (四川大學) in Sichuan, China.
Mr. Zhe Yin (殷哲), aged [47], is one of the Founders and has been a Director since June 2007. Mr. Yin has over 20 years of professional experience in wealth management and asset management industries. He has been serving as the chairman of Gopher Asset Management since March 2021, and served as the chief executive officer of Gopher Asset Management from April 2014 to March 2021 and as the chairman of asset sector of Gopher Asset Management from February 2010 to April 2014. Prior to co-founding our Company, Mr. Yin worked at Xiangcai Securities from November 2003 to September 2005 as a deputy general manager of the private banking department. From July 1997 to October 2003, Mr. Yin served as various positions at Bank of Communications Co., Ltd. Shanghai Branch, with his last position as the foreign exchange product manager of private finance division. Since August 2021, Mr. Yin has been serving as a director of Dalian Zeus Entertainment Co., Ltd. (大連天神娛樂股份有限公司), the shares of which are listed on the Shenzhen Stock Exchange (stock code: 002354). From November 2017 to June 2021, Mr. Yin served as an independent director of Guizhou Xinbang Pharmaceutical Co., Ltd. (貴州信邦製藥股份有限公司), the shares of which are listed on the Shenzhen Stock Exchange (stock code: 002390).
Mr. Yin served as a co-chairman of the Fund of Funds Professional Committee* of Asset Management Associate of China (中國證券投資基金業協會母基金專業委員會) from 2017 to August 2021. He was named as one of the Top 20 China’s Best Private Equity Investors in 2017 and as one of the Top 50 China’s Best Private Equity Investors in 2019, respectively, by ChinaVenture Investment Consulting., Ltd. (上海投中信息諮詢股份有限公司), a leading financial services technology enterprise in China’s private equity investment industry.

DIRECTORS AND SENIOR MANAGEMENT

Mr. Yin received his MBA degree from China Europe International Business School in Shanghai, China, in September 2010 and his bachelor’s degree in economics from Shanghai University of Finance and Economics (上海財經大學) in Shanghai, China, in July 1997.
Ms. Chia-Yue Chang (章嘉玉), aged [61], has been a Director since August 2007. She served as the chief marketing officer from January 2017 to February 2021, and served as the general manager of Noah Upright from July 2011 to March 2018 and from March 2019 to December 2020. From March 2021, she has also been serving as the director of the ethics compliance committee (including discipline supervision and compliance), the fairness committee and the sustainable development committee, respectively, of our Company.
Ms. Chang received her master’s degree in library science from University of California, Los Angeles in California, the U.S., in March 1987, and her bachelor’s degree in library science from National Taiwan University (國立台灣大學) in Taiwan, in June 1983.
Mr. Neil Nanpeng Shen (沈南鵬), aged [54], has been a Director since January 2016. Mr. Shen has been the founding managing partner of Sequoia Capital China, since September 2005. Prior to founding Sequoia Capital China, in 1999, Mr. Shen co-founded Trip.com Group Limited, a leading travel service provider in China, the shares of which are listed on the Nasdaq Stock Market (ticker symbol: TCOM) (previously known as Ctrip.com International, Ltd. (ticker symbol: CTRP)) and the Hong Kong Stock Exchange (stock code: 09961) (“Ctrip”). Mr. Shen served as the president of Ctrip from August 2003 to October 2005 and as the chief financial officer from 2000 to October 2005. Mr. Shen also co-founded and served as non-executive co-chairman of Homeinns Hotel Group, a leading economy hotel chain company in China, which commenced operations in July 2002 and the shares of which were listed on the Nasdaq Stock Market (ticker symbol: HMIN) from October 2006 to April 2016.
Mr. Shen previously held or currently holds directorship in the following listed companies during the three years immediately preceding the date of this document:
Name of company	Position	Period of service
Pinduoduo Inc., the shares of which are listed on the Nasdaq Stock Market (ticker symbol: PDD)	Independent non-executive director	Since April 2018
BTG Hotels (Group) Co., Ltd. (北京首旅酒店 (集團)股份有限公司), the shares of which are listed on the Shanghai Stock Exchange (stock code: 600258)	Non-executive director	Since January 2017
Meituan, the shares of which are listed on the Hong Kong Stock Exchange (stock code: 03690)	Non-executive director	Since October 2015
Ninebot Limited (九號有限公司), the shares of which are listed on the Shanghai Stock Exchange STAR Market (stock code: 689009)	Non-executive director	Since July 2015
Ctrip, the shares of which are listed on the Nasdaq Stock Market (ticker symbol: TCOM) and the Hong Kong Stock Exchange (stock code: 09961)	Independent non-executive director	Since October 2008

DIRECTORS AND SENIOR MANAGEMENT

Name of company	Position	Period of service
China Renaissance Holdings Limited, the shares of which are listed on the Hong Kong Stock Exchange (stock code: 01911)	Non-executive director	From June 2018 to June 2020
360 Security Technology Inc. (三六零安全科技股份有限公司), the shares of which are listed on the Shanghai Stock Exchange (stock code: 601360)	Non-executive director	From February 2018 to May 2020
Mr. Shen received his bachelor’s degree in applied mathematics from Shanghai Jiao Tong University (上海交通大學) in Shanghai, China, in July 1988 and his master’s degree from Yale University in November 1992.
Mr. Boquan He (何伯權), aged [61], has been a Director since August 2007 and has served as an independent Director since October 2011 under applicable U.S. regulations. Mr. He is the founder and has been serving as the chairman of the board of directors of Guangdong Nowaday Investment Co., Ltd.* (廣東今日投資有限公司) since August 2000, a private investment company specializing in greenfield investments in retail and service industries in China. In 1989, he founded and, until 2000, served as the chief executive officer of Guangdong Robust Group (廣東樂百氏集團), a then renowned food and beverage company which was acquired by Danone Group in 2000. He also serves as the chairman or vice chairman of the board of directors of several privately owned companies in China. Mr. He served as a director of iKang Healthcare Group Inc., the shares of which were previously listed on the Nasdaq Stock Market (ticker symbol: KANG) till its delisting in January 2019, from July 2007 to January 2019.
Mr. He received his two-year college graduation certificate from Guangdong Television Public University (廣東廣播電視大學) (currently known as Guangdong Open University (廣東開放大學)) in Guangdong, China, in July 1986.
Ms. May Yihong Wu (吳亦泓), formerly named as Ning Wu (吳寧), aged [54], has been serving as an independent Director since November 2010. Since July 2019, Ms. Wu has been serving as the board adviser of Homeinns Hotel Group, a leading economy hotel chain company in China, the shares of which were listed on the Nasdaq Stock Market (ticker symbol: HMIN) from October 2006 to April 2016, where she also served as the chief strategy officer from May 2010 to June 2019 and chief financial officer from July 2006 to April 2010. Since May 2017, Ms. Wu has been serving as an independent non-executive director, and chairwoman of the audit committee of Swire Properties Limited, a leading real estate developer and manager based in Hong Kong, the shares of which are listed on the Hong Kong Stock Exchange (stock code: 01972).
Ms. Wu obtained her MBA degree from the J.L. Kellogg Graduate School of Management (currently known as Kellogg School of Management) at Northwestern University in Illinois, the U.S., in June 1998, her master’s degree of arts in economics from Brooklyn College of the City University of New York in New York, the U.S., in June 1993 and her bachelor’s degree in biochemistry from Fudan University (復旦大學) in Shanghai, China in July 1989.
Mr. Tze-Kaing Yang (楊子江), aged [67], has served as an independent Director and the chairman of the audit committee of our Company since May 2015. Since January 2015, Mr. Yang has been serving as the chairman and chief executive officer of Yangtze Associates* (匯宏顧問股份有限公司), a venture capital and private equity fund management company in Taiwan. He has been serving as the director of (i) ASUSTeK Computer Inc., the shares of which are listed on the Taiwan Stock Exchange (stock code: 2357), since July 2016, (ii) Pegatron Corporation, the shares of which are listed on the Taiwan Stock Exchange (stock code: 4938), since June 2016, and (iii) TTY Biopharm Company Limited, the shares of which are listed on the Taipei Stock Exchange (stock code: 4105), since June 2016. Mr. Yang served as the deputy minister of finance in Taiwan from July 2003 to May 2004, and as acting chairman of Bank of Taiwan from July 2003 to July 2004.

DIRECTORS AND SENIOR MANAGEMENT

He also served as the managing director of Bank of Taiwan, the president of China Development Industrial Bank and also the executive secretary of National Development Fund in Taiwan.
Mr. Yang was appointed an adjunct associate professor of the School of Business Management at National Chengchi University (國立政治大學) from February 2017 to July 2017, and as an adjunct professor of the Guanghua School of Management at Peking University (北京大學) from September 2001 to August 2003.
Mr. Yang received his Ph.D. in business administration from National Chengchi University in Taiwan, in June 1987 and his MBA degree from the University of Illinois at Urbana-Champaign in Illinois, the U.S., in August 1982.
Mr. Jinbo Yao (姚勁波), aged [45], has been an independent Director since November 2014. Mr. Yao is a pioneer in China’s internet industry. He is the founder and has been serving as the chairman of the board of directors and chief executive officer of 58.com Inc., the shares of which were listed on the New York Stock Exchange (ticker symbol: WUBA) until September 2020, since 2013. Since April 2015, Mr. Yao has been serving as the chief executive officer of Ganjiwang (Tianjin) Technology Co., Ltd.* (趕集網(天津)科技有限公司), the company which owned Ganji.com, a leading online classifieds platform in China. Prior to founding 58.com Inc., in 2000, Mr. Yao founded domain.cn (域名城), a domain name transaction and value-added service website in China. After domain.cn was acquired by net.cn in September 2000, Mr. Yao served in various managerial roles at net.cn with his last position as a vice president of sales until May 2001. In September 2001, Mr. Yao co-founded the education company Xueda Education Group, the shares of which were listed on the New York Stock Exchange (ticker symbol: XUE) in November 2010 until its delisting in September 2016.
Mr. Yao received his bachelor’s degrees in marine chemistry and computer application from Ocean University of Qingdao (青島海洋大學) (currently known as Ocean University of China (中國海洋大學)) in Shangdong, China in July 1999.
Dr. Zhiwu Chen (陳志武), aged [59], has served as an independent Director since January 2014. Dr. Chen has been a faculty member at the University of Hong Kong since July 2016, and is currently serving as a director of the Asia Global Institute, the chair professor of Finance and Victor and William Fung Professor in Economics at the University of Hong Kong. Dr. Chen is a former professor of finance at Yale University from 1999 to 2017. He was also a special-term visiting professor at School of Economics of Peking University (北京大學) and at School of Social Science and School of Economics and Management of Tsinghua University (清華大學). In 2001, Dr. Chen also co-founded Zebra Capital Management, L.L.C. and remained with the company with the position as chief investment manager until March 2011.
Dr. Chen received research awards including the Graham and Dodd Award in 2013 by Financial Analysts Journal, the Pacesetter Research Award in 1999 by Genetic Metabolic Dietitians International, and the Chicago Board Options Exchange Competitive Research Award in 1994 by Pacific-Basin Finance Journal. Dr. Chen was listed as one of the top ten political influencers in China by Burson-Marsteller’s 2012 “G20 Influencers” report. Dr. Chen was also one of members of the International Advisory Board of the CSRC from August 2012 to November 2019.
Since March 2021, Dr. Chen has been serving as an independent non-executive director at Bairong Inc., the shares of which are listed on the Hong Kong Stock Exchange (stock code: 06608). From July 2015 to October 2018, he served as an independent non-executive Director of IDG Energy Investment Limited (previously known as Shun Cheong Holdings Limited), the shares of which are listed on the Hong Kong Stock Exchange (stock code: 00650). From May 2011 to June 2017, he served as an independent non-executive director at PetroChina Company Limited, the shares of which are listed on the Hong Kong Stock Exchange (stock code: 00857), the Shanghai Stock Exchange (stock code: 601857) and the New York Stock Exchange (ticker symbol: PTR). From November 2010 to August 2018, he served as an independent non-executive Director of Bank of Communications Co., Ltd., the shares of which are listed on the Hong Kong Stock Exchange (stock code: 03328) and the Shanghai Stock Exchange (stock code: 601328).

DIRECTORS AND SENIOR MANAGEMENT

Dr. Chen received his Ph.D. in financial economics from Yale University in December 1990, his master’s degree in systems engineering from Changsha Institute of Technology (長沙工學院) (currently known as National University of Defense Technology (國防科技大學)) in Hunan, China, in January 1986 and his bachelor’s degree in computer science from Central South University (中南大學) in Hunan, China, in July 1983.
Senior Management
Mr. Qing Pan (潘青), aged [48], has been the chief financial officer of our Company since November 2019. Prior to taking this role, he served as the chief operating officer of Gopher Asset Management from April 2017 to November 2019, primarily responsible for overseeing fund operations, and leading several specialized teams including finance, due diligence, credit rating and valuation. As a veteran in the investment and finance community, prior to joining our Group, Mr. Pan worked at Deloitte for 17 years, including at its Boston office from September 1999 to May 2007, its U.S. headquarter from June 2007 to September 2009, and at its Shanghai office from October 2009 to July 2016 with his last position as an audit partner. During his employment at Deloitte, Mr. Pan was a former member of the accounting research division at U.S. headquarters, and led projects in relation to several Chinese companies’ U.S. listings across various industries. Mr. Pan is a certified public accountant in the U.S., mainland China, and Hong Kong. Since August 2017, Mr. Pan has been serving as an independent director of JCET Co., Ltd. (江蘇長電科技股份有限公司), the shares of which are listed on the Shanghai Stock Exchange (stock code: 600584).
Mr. Pan obtained his master degree of science/MBA in professional accounting from Northeastern University in Massachusetts, the U.S., in September 1999 and his bachelor’s degree in teaching Chinese as a foreign language from Beijing Foreign Studies University (北京外國語大學) in Beijing, China, in July 1997.
Mr. Jun Lu (盧峻), aged [51], is the chief technology officer of our Company, primarily responsible for the strategic digital transformation, FinTech platform development, technology architecture optimization, as well as artificial intelligence, data intelligence application and innovation.
Mr. Lu is an internet software veteran with over 20 years of experience in leading development of large-scale software platforms and exploration of cutting-edge technologies in the e-commerce and finance sectors, both in the U.S. and China. Prior to joining our Group, from 2018 to 2020, Mr. Lu was the chief technology officer of Lu International (Singapore) Ltd., a subsidiary of Lufax Holding Ltd, the shares of which are listed on the New York Stock Exchange (ticker symbol: LU), where he also served as the head of technology center of Lufax Holding Ltd from November 2016 to July 2020 and an executive member in attendance of Lufax Holding Ltd from 2016 to 2020, primarily in charge of all product research and development activities. From February 1, 2014 to November 4, 2016, Mr. Lu served as the chief technology officer at Vipshop US Inc., the shares of which are listed on the New York Stock Exchange (ticker symbol: VIPS), where he also served as a senior director of the technology center, responsible for artificial intelligence and artificial reality/virtual reality technologies in e-commerce, as well as mobile applications development. Prior to that, Mr. Lu also worked at eBay Inc., the shares of which are listed on NASDAQ (ticker symbol: EBAY) in its Silicon Valley headquarters in various roles. He was one of the founders of eBay Inc.’s first application programming interface (API) platform.
Mr. Lu obtained his master’s degrees in computer sciences and electronic engineering, respectively, from University of New Mexico, in New Mexico, the U.S., in July 2020 and his bachelor’s degree in scientific device engineering from Zhejiang University (浙江大學) in Zhejiang, China, in July 1992.
Mr. Ligao Zhou (周理高), aged [46], has been serving as the chief risk management officer of our Company since October 2017. Mr. Zhou has 20 years of experience in financial risk management. Prior to joining our Group, he worked at JIC Trust Co., Ltd. (中建投信託股份有限公司) and served as the head of the Shanghai financial market department (outbound investment division) from September 2016 to September 2017, and the head of risk management department from December 2013 to September 2016. He also served as a risk manager at Ping An Trust Co., Ltd.* (平安信託有限責任公司), a subsidiary of Ping An Insurance (Group) Company of China, Ltd. (中國平安保險(集團)股份有限公司), the shares of which are

DIRECTORS AND SENIOR MANAGEMENT

listed on the Hong Kong Stock Exchange (stock code: 02318) and the Shanghai Stock Exchange (stock code: 601318), from July 2002 to August 2013. In each of these prior positions above, Mr. Zhou was primarily responsible for risk management. Mr. Zhou has also been certified as a financial risk manager (FRM) by Global Association of Risk Management in April 2010 and a chartered financial analyst (CFA) by the CFA Institute in March 2015.
Since December 2017, Mr. Zhou has been serving as independent director of Shenzhen LEDMY CO., Ltd (深圳市樂的美廣電股份有限公司), a light emitting diode service provider in China, and Nirvana Technology (Guangzhou) Co., Ltd. (涅生科技(廣州)股份有限公司), an omni-channel e-commerce operator in China.
Mr. Zhou received his MBA degree from China Europe International Business School in Shanghai, China, in August 2017. He also received his master’s degree in safety technology and engineering in March 2002 and his bachelor’s degree in safety engineering in July 1999, respectively, from Northeastern University (東北大學) in Liaoning, China.
Mr. Jin Chen (陳勁), aged [54], is the chief executive officer of Noah Digital International. Prior to joining our Group, Mr. Chen worked at ZhongAn Online P&C Insurance Co., Ltd. (眾安在線財產保險股份有限公司), the first online insurance company in China, the shares of which are listed on the Hong Kong Stock Exchange (stock code: 06060), where he served as an executive director and the chairman of the investment decision committee from November 2019 to January 2021, and as the general manager and co-chief executive officer from July 2014 to July 2019. From July 2005 to May 2014, he served as the president of the credit card center at China CITIC Bank Corporation Limited, the shares of which are listed on the Hong Kong Stock Exchange (stock code: 00998) and the Shanghai Stock Exchange (stock code: 601998). From July 2002 to July 2005, Mr. Chen served as a deputy manager of China Merchants Fund Management Co., Ltd. (招商基金管理有限公司). From March 2001 to July 2002, Mr. Chen served as an assistant to the chief executive officer of China Merchants Securities Co., Ltd., the shares of which are listed on the Hong Kong Stock Exchange (stock code: 06099) and the Shanghai Stock Exchange (stock code: 600999). From May 1999 to March 2001, Mr. Chen served as a deputy director of the office of board of directors at China Merchants Bank Co., Ltd., the shares of which are listed on the Hong Kong Stock Exchange (stock code: 03968) and the Shanghai Stock Exchange (stock code: 600036). Since May 2020, Mr. Chen has been serving as an independent director of Shanghai Fuiou Pay Service Co., Ltd. (上海富友支付服務股份有限公司), a technology-driven international payment solution provider.
Mr. Chen is an academic entrepreneur with a deep theoretical foundation and rich practical experience. His areas of expertise include financial technology and industrial Internet. He was appointed as an adjunct professor at the Chinese University of Hong Kong in February 2014, and he currently serves as the executive director of Shanghai Advanced Institute for Financial Research (上海高金金融研究院). In addition, Mr. Chen currently serves as a director of the Shanghai Adream Foundation (上海真愛夢想公益基金會). He was also a representative of the 5th Shenzhen’s People’s Congress (深圳市第五屆人民代表大會代表) and a representative of the 2nd People’s Congress of Huangpu District, Shanghai (上海黃浦區第二屆人民代表大會代表). He was awarded as the Shenzhen Model Worker (深圳市勞動模範), the 4th Shenzhen Top 10 Outstanding Young Entrepreneur (第四屆”深圳十大傑出青年企業家”) and Shanghai Financial Innovation Figure in 2015 (2015年滬上金融創新人物).
Mr. Chen received his EMBA degree from Cheung Kong Graduate School of Business (長江商學院) in Beijing, China, in October 2012 and his master’s degree and bachelor’s degree in engineering from Huazhong University of Science and Technology (華中理工大學) (currently known as Huazhong University of Science and Technology (華中科技大學)) in Hubei, China, in June 1994 and July 1991, respectively.

MAJOR SHAREHOLDERS

The following section sets forth updated information concerning substantial shareholders subsequent to the filing of our 2021 Form 20-F.
The following table sets forth information with respect to the beneficial ownership and voting power of our Company’s Shares as of February 28, 2022 by:
•
each of the Directors and senior management; and

•
each person known to our Company to beneficially own more than 5.0% of Shares.

As of February 28, 2022, we had 30,084,232 Shares outstanding on an as-converted basis, assuming all issued and outstanding Class B ordinary shares are converted into the same number of Class A ordinary shares. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of Shares beneficially owned by a person and the percentage ownership of that person, we have included Shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These Shares, however, are not included in the computation of the percentage ownership of any other person.
	Shares Beneficially Owned
	Class A ordinary shares**	Class B ordinary shares**	Total Shares on an as- converted basis**	Percentage of total ordinary Shares**	Percentage of aggregate voting power**	Percentage of aggregate voting power immediately after the [REDACTED]***
Directors and SeniorManagement
Ms. Jingbo Wang(1)	106,790	6,730,000	6,836,790	22.7%	49.1%	[REDACTED]%
Mr. Zhe Yin(2)	116,300	1,585,000	1,701,300	5.7%	11.7%	[REDACTED]%
Mr. Boquan He(3)	1,639,872	—	1,639,872	5.5%	3.0%	[REDACTED]%
Ms. Chia-Yue Chang(4)	2,064,051	—	2,064,051	6.9%	3.8%	[REDACTED]%
Mr. Neil Nanpeng Shen(5)	1,852,261	—	1,852,261	6.2%	3.4%	[REDACTED]%
Ms. May Yihong Wu	*	–	*	*	*	[REDACTED]
Mr. Tze-Kaing Yang	*	–	*	*	*	[REDACTED]
Mr. Jinbo Yao	*	–	*	*	*	[REDACTED]
Dr. Zhiwu Chen	*	–	*	*	*	[REDACTED]
Mr. Qing Pan	*	–	*	*	*	[REDACTED]
Mr. Ligao Zhou	*	–	*	*	*	[REDACTED]
All Directors and Senior Management as a group	5,891,837	8,315,000	14,206,837	47.2%	71.1%	[REDACTED]%
Principal Shareholders
Yiheng Capital Partners, L.P.(6)	3,323,461	—	3,323,461	11.0%	6.0%	[REDACTED]%
FIL Limited(7)	2,275,057	—	2,275,057	7.6%	4.1%	[REDACTED]%

Notes:
*
Less than 1% of our Company’s total outstanding ordinary shares.

**
As of February 28, 2022

***
Assuming the [REDACTED] are issued pursuant to the [REDACTED], all Class B ordinary shares have been converted into Class A ordinary shares on the [REDACTED], the percentage of issued share capital held by each of the shareholders remain unchanged after February 28, 2022 and before the [REDACTED], the [REDACTED] is not exercised, and no additional Shares are issued under the Share Incentive Plans.

MAJOR SHAREHOLDERS

1.
The relevant Class A ordinary shares and Class B ordinary shares were wholly-owned and controlled by Jing Investors Co., Ltd. (“Jing Investors”), a BVI company wholly owned by Ark Trust (Hong Kong) Limited (“Ark Trust”) in its capacity as trustee of the Jing Family Trust (the “Trust”) constituted under the laws of Hong Kong, with Ms. Jingbo Wang as the settlor and Ms. Jingbo Wang and her family members as the beneficiaries. The Trust was established for the purposes of Ms. Jingbo Wang’s wealth management and family succession planning. Jing Investors is directly wholly owned by Magic Beams Enterprises Ltd., a BVI company, which is in turn wholly owned by Art Trust, a professional trustee company. Ark Trust as trustee of the Trust has no power to dispose of the Shares held by Jing Investors except upon written instruction by Ms. Jingbo Wang, or to avoid adverse impact on the reputation of Ark Trust or any of its associates. Ms. Jingbo Wang is the sole director of Jing Investors and as such has power to vote and dispose of the Shares held by Jing Investors.

2.
The relevant Class A ordinary shares and Class B ordinary shares were held by a BVI company wholly-owned and controlled by Mr. Zhe Yin, namely Yin Investment Co., Ltd.

3.
The relevant Class A ordinary shares were held by a BVI company wholly-owned and controlled by Mr. Boquan He, namely Quan Investment Co., Ltd.

4.
The relevant Class A ordinary shares were held by a BVI company wholly-owned and controlled by Ms. Chia-Yue Chang, namely Jia Investment Co., Ltd.

5.
The relevant Class A ordinary shares were held by (i) Sequoia Capital China I, L.P., (ii) Sequoia Capital China Partners Fund I, L.P., (iii) Sequoia Capital China Principals Fund I, L.P. and (iv) Mr. Neil Nanpeng Shen. The general partner of each of the three Sequoia Capital China funds is Sequoia Capital China Management I, L.P., whose general partner is SC China Holding Limited, a company incorporated in the Cayman Islands. SC China Holding Limited is wholly owned by SNP China Enterprises Limited, a company wholly owned by Mr. Neil Nanpeng Shen. Mr. Shen is a managing partner of Sequoia Capital China, an affiliate of the Sequoia Capital China funds.

6.
Represents the number of Shares and/or voting power of Yiheng Capital Partners, L.P. as of December 31, 2021. The relevant Class A ordinary shares were held by Yiheng Capital Partners, L.P., a Delaware limited partnership managed by Yiheng Capital Management, LP, a Delaware limited partnership. Yuanshan Guo is the managing member of Yiheng Capital Management, LP.

7.
The relevant Class A ordinary shares were held by FIL Limited and its direct and indirect subsidiaries as of December 31, 2021.

To our knowledge, as of February 28, 2022, 18,368,395 of the Class A ordinary shares were held by one record holder in the United States including 914,738 treasury stock that it repurchased, which is Citibank, N.A., the depositary of our Company’s ADS program. The number of beneficial owners of the ADSs in the United States is much larger than the number of record holders of the Class A ordinary shares in the United States.
Our Board has approved a share repurchase program (the “Share Repurchase Program”) in November 2020, under which our Company is authorized to repurchase up to US$100 million worth of its issued and outstanding ADSs, two of which represent one Class A ordinary share, over the course of two years. The Share Repurchase Program was effective from December 1, 2020 and completed on February 25, 2021. Pursuant to the Share Repurchase Program, our Company may make share repurchases from time to time on the open market, in open-market transactions in compliance with Rule 10b5-1 of the U.S. Exchange Act and/or through other legally permissible means, depending on market conditions and in accordance with the applicable rules and regulations. The timing and conditions of the share repurchases will be subject to market conditions, share price, corporate and regulatory requirements and other factors.
The main reason that our Board has approved the Share Repurchase Program is that our Board considered that the then trading price of our Shares on NYSE did not reflect their intrinsic value and the actual business prospects, so that it presented a good opportunity for our Company to repurchase Shares. Our Board believed the repurchase of Shares under the Share Repurchase Program could enhance the value of the Shares thereby improving the return to Shareholders. In addition, the Share Repurchase Program reflected

MAJOR SHAREHOLDERS

our Company’s recognition of its own value and its confidence in the long-term prospects of the wealth management industry. Furthermore, our Company also intended to repurchase Shares and hold them as treasury stocks for the purpose of reissuing such Share to the Directors, officers, employees, consultants and advisers of our Group upon the settlement of their vested restricted shares, restricted share units or other forms of share awards, or the exercise of share options pursuant to the Share Incentive Plans. Since 2021, our Company has issued Shares to relevant eligible persons pursuant to the Share Incentive Plans utilizing a part of treasury stocks of our Company.

RELATED PARTY TRANSACTIONS

The following section sets forth supplemental information concerning related party transactions pursuant to the Hong Kong Listing Rules.
We are [REDACTED] on the Hong Kong Stock Exchange pursuant to Chapter 19C of the Hong Kong Listing Rules. Under Rule 19C.11, Chapter 14A of the Hong Kong Listing Rules governing connected transactions does not apply to our Company. The following discussion on related party transactions has been prepared pursuant to the requirements of Form 20-F of the SEC, and is included in this document for disclosure purposes only.
The table below sets forth major related parties, and their relationships with our Group:
Company Name	Relationship with our Group
Sequoia Capital Investment Management (Tianjin) Co., Ltd.	An affiliated entity of a shareholder of our Group
Wanjia Win-Win Assets ManagementCo., Ltd (“Wanjia Win-Win”)	Investee of Gopher Asset Management
Zhejiang Vanke-Noah Asset Management Co., Ltd (“Zhejiang Vanke”)	Investee of Gopher Asset Management
Shanghai Dingnuo Technology Co., Ltd (“Dingnuo”)	An affiliated entity of a shareholder of our Group
Investee funds of Gopher Assets Management	Investees of Gopher Asset Management, one of the Consolidated Affiliated Entities
Investee funds of Gopher Capital GP Ltd.	Investees of Gopher Capital GP Ltd., a subsidiary of our Group
Shanghai Noah Charity Fund (“Noah Charity Fund”)	A charity fund established by our Group
CONTRACTUAL ARRANGEMENTS
We rely on the Contractual Arrangements with Noah Investment for a portion of its operations in the PRC. Please refer to “History and Corporate Structure — Contractual Arrangements” for a summary of the Contractual Arrangements with Noah Investment and its shareholders.
TRANSACTIONS WITH SHAREHOLDERS AND AFFILIATES
In May 2010, we started its fund of fund business by forming funds of private equity funds under its management. In the second half of 2012, we began raising and managing real estate fund products. We serve as the general partner for these funds. For all the funds where it serves as general partners, we are required by the limited partnership agreements to also hold equity interests in those funds. We manage contractual funds as fund manager and has earned management fee and/or performance-based income from the second half of 2014. For the funds for which Gopher Assets Management and Gopher Capital GP Ltd serve as general partners and/or fund managers, we are entitled to receive recurring service fees and performance-based income. Gopher Assets Management is also entitled to receive one-time commissions for fund raising services when distributing the relevant funds to HNW clients.

RELATED PARTY TRANSACTIONS

RELATED PARTY TRANSACTIONS
During the years ended December 31, 2019, 2020 and 2021, related party transactions were as follows:

RELATED PARTY TRANSACTIONS

As of December 31, 2020 and 2021, amounts due from related parties associated with the above trading transactions comprised the following:
As of December 31, 2020 and 2021, amounts due from related parties associated with loan distributed comprised the following:
These non-trade loans are due on demand and expected to be matured within one year, most of which are interest free. As of April 30, 2022, approximately RMB2.7 million or 5.4% related to the loan balances as of December 31, 2021 were subsequently settled. The Group estimates that the remaining loan balances of RMB48.0 million will be fully settled on or before December 31, 2022.
As of December 31, 2020 and 2021, deferred revenues related to the recurring management fee received in advance from related parties were consisted of the following:

RELATED PARTY TRANSACTIONS

Donations
Background of Noah Charity Fund
Noah Charity Fund was established in 2014 in Shanghai, the PRC as a nonprofit social organization. It is an authorized charitable institution approved by and registered as an independent legal entity with the Department of Civil Affairs of Shanghai and supervised by its Division of Fund. Noah Charity Fund is subject to the supervision of the Regulations on the Management of Foundations (《基金會管理條例》) and engages in public welfare and charitable activities in accordance with the purpose stipulated in its bylaws and within its scope of operation.
Although Noah Charity Fund was established by our Group to advance its community and charitable initiatives, it is independent from our Group from legal and financial perspectives. For the donations made by our Group, we adopted several measures to track the use of the funds, including: (i) reviewing its auditor’s reports and annual reports; (ii) monitoring the use of funds for each charitable projects; and (iii) assigning certain Directors to sit on its board of directors and supervisory board.
Donations to Noah Charity Fund
During the years ended December 31, 2019, 2020 and 2021, donation made to Noah Charity Fund were RMB1.2 million, RMB2.8 million and RMB3.5 million, respectively. The reasons for the continuous and increasing donations to Noah Charity Fund were primarily due to, on top of the regular donations in relation to our corporate social responsibility projects, (i) the donation we made to help hospitals to combat the COVID-19 pandemic for the year ended December 31, 2020, and (ii) the donation we made to Henan and Shanxi provinces to promote social welfare and facilitate reconstructions after heavy rainstorms for the year ended December 31, 2021, respectively. For details, see “Business — Environment, Social and Corporate Governance” in this document.
Our Group made donations mainly through Noah Charity Fund, and the donation amounts are determined based on our annual budget and the purpose and merit of each project and all duly approved internally.
Development of a Mutual Fund Work Station by Dingnuo
During the years ended December 31, 2019, 2020 and 2021, our Group paid nil, RMB6.0 million and RMB9.2 million, respectively, as service fees to Dingnuo for development of an online mutual fund work station for our Group’s relationship managers and one-stop service platform for private equity fund managers, respectively.

REGULATIONS

The following section sets forth updated information concerning certain regulations to which we are subject subsequent to the filing of our 2021 Form 20-F.
PRC REGULATIONS
Regulations on Private Funds
On August 21, 2014, the CSRC promulgated Interim Measures for the Supervision and Administration of Private Investment Funds (《私募投資基金監督管理暫行辦法》), or the Interim Measures, which became effective on the same date. According to the Interim Measures, private funds refer to the investment funds established by way of raising capitals from qualified investors in a non-public manner within the territory of the PRC. The qualified investors shall invest a single private fund in amount no less than RMB1 million and be equipped with the capability of risk identification and risk tolerance, and shall be (i) institutional investors with net assets of not less than RMB10 million, (ii) individual investors with financial assets of not less than RMB3 million or the average annual income of not less than RMB500,000 for the past three years, and (iii) other types of investors that have been prescribed in the Interim Measures. The Interim Measures mainly cover the following five aspects, specifying the registration of fund manager and record-filing of private funds of all types, setting up a qualified investor system, specifying the fund raising regulations of private funds, presenting the investment operations and introducing industry self-regulation and supervision and administration measures for private funds. Apart from the Interim Measures, other laws or regulations applying to private funds shall still apply, including the Company Law of the PRC (《中華人民共和國公司法》), or the PRC Company Law, which applies to fund managers or private funds taking the form of limited liability company or company limited by shares and the Partnership Law of the PRC (《中華人民共和國合夥企業法》), which applies to fund managers or private funds taking the form of limited liability partnership or general partnership. Unlike general partnerships, limited partnerships allow investors to join as partners with their liability for the partnership’s debts limited by the amount of their capital commitment. A limited partnership must consist of not more than 49 limited partners and at least one general partner, who will be responsible for the operation of the partnership and bear unlimited liability for the partnership’s debts.
According to the Interim Measures, the establishment of management institutions of private funds and the formation of private funds are not subject to administrative examination or approvals. All types of fund managers are allowed to set up private funds to a cumulative number of investors not exceeding the number specified by laws. Managers of private funds of all types are, however, required to register with the AMAC and apply with the AMAC for record filing after the fund raising of a private fund of any type is completed. Accordingly, the AMAC formulated the Measures for the Registration of Private Investment Fund Managers and Filling of Private Investment Funds (for Trial Implementation) (《私募投資基金管理人登記和基金備案辦法(試行)》) which became effective as of February 7, 2014, setting forth the procedures and requirements for the registration of private fund managers and record filing of private funds to perform self-regulatory administration of private funds.
Since late 2015, the AMAC promulgated a series of detailed measures and guidance to enhance the supervision in the private fund industry, including the Administration of Information Disclosure of Private Investment Funds (《私募投資基金信息披露管理辦法》), the Notice to Further Regulate Several Issues on the Registration of Private Funds Managers (《關於進一步規範私募基金管理人登記若干事項的公告》), Rules on the Management of Private Asset Management Plan Filing by Securities and Futures Institutions No. 1-3 (《證券期貨經營機構私募資產管理計畫備案管理規範第1-3號》) and Rules on the Management of Private Asset Management Plan Filing by Securities and Futures Institutions No. 4 (《證券期貨經營機構私募資產管理計畫備案管理規範第4號》). These regulations have the effect of (i) expanding the self-discipline rules regarding the private fund industry, (ii) intensifying the registration of private fund manager and record-filing of private funds, (iii) establishing the qualification censorship of fund manager by attorney and (iv) strengthening the practice qualifications of management.
In December 2018, the AMAC updated the Asset Management Association of China Notice for Private Fund Manager Registration (《私募基金管理人登記須知》), or the Private Fund Manager Registration New

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Notice, which set further requirements for the registration and ongoing compliance matters for private fund managers. Among others, the Private Fund Manager Registration New Notice mentioned that: (i) if a new entity under the common control with a private fund manager intends to file a new application for private fund manager registration with the AMAC, it shall state in its application the purpose and rationale of setting up multiple private fund managers, the difference in the business of such private fund managers, and how horizontal competition among such private fund managers can be avoided; the de facto control person and the registered related private fund manager under its control shall undertake in writing that it shall bear the joint and several liability for any violations of such private fund manages during their operations; and (ii) except for its legal representative, other senior officers of a private fund manager shall not have any other part-time jobs, and in the event that such senior officers have any part-time job in addition to the position in such private fund manager, the fund manager shall provide relevant documentations for the rationale for such additional part-time job; the number of the senior officers who have such additional part-time jobs shall not exceed 50% of the total number of the senior officers of the private fund manager.
On November 9, 2017, the State Council promulgated the Notice of Implementation Measures to Transfer a Portion of State-owned Capital to Social Security Fund (《劃轉部分國有資本充實社保基金實施方案》), or the State-owned Capital Transfer Notice, which amended the previous mechanism of state-owned capital transfer. In the past, if the portion of state-owned capital of an entity is more than 50% or otherwise considered as significant by competent authorities (State-owned Assets Supervision and Administration Committee, Ministry of Finance or CSRC in different occasions), the entity shall voluntarily transfer a portion of shares to the Social Security Fund in its initial public offering. In practice, before the State-owned Capital Transfer Notice, the limited partners with state-owned capital had the liberty to determine the portion and status of state-owned capital in its own shareholding/equity structure, which will eventually impact the state-owned capital percentage of the private fund the limited partner invested in. In addition, before the State-owned Capital Transfer Notice, when a private fund, or its invested enterprise, is considered to be in fact controlled by state-owned capital, the invested enterprise will likely have to transfer the relevant shares in its first public offering. Pursuant to the State-owned Capital Transfer Notice, only the prescribed type of entities shall transfer the shares to Social Security Fund and unless otherwise clarified by the State Council, a private fund is not a prescribed type entity.
On April 27, 2018, the PBOC, CBIRC, CSRC and SAFE jointly released the Guidance Opinions on Regulating the Asset Management Business of Financial Institutions (《關於規範金融機構資產管理業務的指導意見》), or the Guidance Opinions, which impose several new requirements on the issuance of asset management product, including but not limited to, avoiding multilayer nesting arrangement, enhancing the management of duration, prohibiting any form of maturity mismatch arrangement or any direct or indirect, explicit or implicit guarantee, repurchase or other risk-bearing commitments to non-standard credit investments or equity investments underlying the asset management products offered, and requiring relevant institutions to follow detailed guidance with regards to the maximum volume of private credit products issued and minimum liquidity thresholds. In addition, the Guidance Opinions provide that private investment funds are subject to special laws and regulations of the private investment funds, where there is no such laws or regulations addressing particular issues required by the Guidance Opinions, the Guidance Opinions will apply. On July 20, 2018, PBOC issued the Circular on Further Clarifying Matters concerning the Guidance Opinions on Regulating the Asset Management Business of Financial Institutions (《關於進一步明確規範金融機構資產管理業務指導意見有關事項的通知》), which further make clarifications and interpretations to some controversial points occurred in the market upon the issuance of the Guidance Opinions, including that the publicly-raised asset management product can appropriately invest in non-standard credit assets. On October 22, 2018, CSRC issued the Administrative Measures on Private Asset Management Business of Securities and Futures Institutions (《證券期貨經營機構私募資產管理業務管理辦法》), and also time to time issued specific implementation rules in the industries subject to its regulation, which stipulate specific requirements for carrying out private asset management business by securities and futures institutions, such as securities companies, managers of the mutual fund, future companies as well as their subsidiaries engaging in the private asset management. On October 19, 2019, NDRC, PBOC, the Ministry of Finance, CBIRC, CSRC and SAFE jointly released the Notice on Further Clarifying the Matters Concerning Regulating Asset Management Products for Financial Institutions to Invest in Venture Capital Funds and Government-funded

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Industry Investment Funds (《關於進一步明確規範金融機構資產管理產品投資創業投資基金和政府出資產業投資基金有關事項的通知》), specifying how Guidance Opinions applies to venture capital funds and government-funded industry investment funds. On December 23, 2019, AMAC updated the Instructions for the Filing of Privately-Raised Investment Funds (2019 Version) (《私募投資基金備案須知(2019版)》), or the Filing Instructions, which reflects certain provisions set forth in the Guidance Opinions, such as the prohibition of the establishment of multiple private funds in disguised forms in order to contravene restrictions on the number of investors or other regulatory requirements and the requirement for leverage ratios in respect of the private funds, besides, according to the Filing Instructions, the AMAC does not accept the filing application of private funds engaging in regular and operational private lending activities in form of entrustment loans, trust loans or other means. Please see “Risk Factors — Risks Related to Our Business — Because the laws and regulations governing the industries of wealth management, asset management and other businesses in China are developing and subject to further change, any failure to obtain or maintain requisite approvals, licenses or permits necessary to conduct our operations or any failure to comply with laws and regulations applicable to our business and services could harm our business.” and “Industry Overview — Regulatory Trends in the PRC HNW Wealth Management Services Industry.”
On February 14, 2020, the CSRC released the Decision on the Revision to the Administrative Measures for the Offering of Securities by Listed Companies (《關於修改<上市公司證券發行管理辦法>的決定》), the Decision on the Revision to the Implementing Rules for Private Placement of Shares by Listed Companies (《關於修改<上市公司非公開發行股票實施細則>的決定》) and the Supervision Q&A for Offering — Supervision Requirements for Guiding and Regulating Financing Acts of List Companies (《發行監管問答 — 關於引導規範上市公司融資行為的監管要求》) (the abovementioned rules, collectively, the “New Refinancing Rules”), relaxing the supervision requirements for refinancing by PRC listed companies and participation in private placement by investors. According to the New Refinancing Rules, the CSRC (i) shortens the lock period for transfer of the newly subscribed shares held by the subscribers; and (ii) increases the offering price discount and the maximum number of shares for private placement etc.
On December 30, 2020, the CSRC promulgated the Several Provisions on Strengthening the Regulation of Private Investment Funds (《關於加強私募投資基金監管的若干規定》), or the Private Investment Funds Regulation Provisions, putting forward a series of prohibitive requirements for private fund managers and their practitioners. The Private Investment Funds Regulation Provisions mainly covers the following six aspects: (i) regulating the name and business scope of private fund managers; (ii) optimizing the regulation of group private fund managers; (iii) restating that private funds shall be offered to qualified investors in a non-public manner; (iv) clarifying the property investment requirements for private equity funds; (v) strengthening the normative requirements for private equity fund managers, practitioners and other subjects, and standardizing related-party transactions; (vi) clarifying legal liability and grace period arrangements.
Regulations on Fund Distribution
According to the Administrative Measures on Securities Investment Fund Distribution (《證券投資基金銷售管理辦法》) issued by the CSRC on March 15, 2013, or the Fund Distribution Administrative Measures, fund distribution institutions refer to the fund managers and other institutions registered with the CSRC or its branches. Other institutions, including commercial banks, securities companies, futures companies, insurance institutions, securities investment consulting institutions and independent institutions, are required to register with the local CSRC branch and obtain the relevant fund distribution license, in order to carry out fund distribution service. Distribution services regulated under the Fund Distribution Administrative Measures refer to marketing and promotion, sales and distribution, subscription and redemption services of mutual funds in particular.
The AMAC issued the Measures for the Administration of the Fund Raising Conducts of the Private Investment Funds (《私募投資基金募集行為管理辦法》), or the Fund Raising Measures, on April 15, 2016 and the Implementation Guidance of the Management of Investor Suitability for Fund Raising Institutions (for Trial Implementation) (《證券經營機構投資者適 當性管理實施指引(試行)》), or the Investor Suitability

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Management Guidance, on June 28, 2017 in consistent with the Administrative Measures of the Securities and Futures Investor Suitability (《證券期貨投資者適當性管理辦法》), or the Investor Suitability Measures, issued by the CSRC on December 12, 2016 and amended on October 30, 2020, which both made significant changes to the fund raising procedures and fund distribution institutions. According to the Fund Raising Measures, only two kinds of institutions are qualified to conduct the fund raising of private investment funds: (a) private fund managers which have registered with the AMAC (only applicable when raising fund for the funds established and managed by themselves); and (b) the fund distributors which have obtained the fund distribution license and also become members of the AMAC. In addition, the Fund Raising Measures set forth detailed procedures for conducting fund raising business and introduced new processes, such as the “cooling-off period” and the “re-visit.”
The Investor Suitability Management Guidance categorized fund investors into two types: common investors and sophisticated investors. According to the Investor Suitability Measures, Sophisticated investors include (i) financial institutions approved by relevant financial bureaus and the products they distribute, (ii) entities with net asset of not less than RMB20 million as of the end of the previous year or financial asset of not less than RMB10 million as of the end of the previous year, and (iii) individuals with financial asset of not less than RMB5 million or average annual income of not less than RMB500,000 for the past three years. The investors other than the sophisticated investors are common investors, who are further divided into 5 categories according to their risk tolerance level. The Investor Suitability Management Guidance listed the requirements and steps for identifying the risk tolerance and category of each investor, which shall be the first step to take in a fund-raising process when determining the product with corresponding risk level that such investor can subscribe to.
On November 8, 2019, the Supreme People’s Court of the PRC issued the Notice by the Supreme People’s Court of Issuing the Minutes of the National Courts’ Civil and Commercial Trial Work Conference (《最高人民法院關於印發<全國法院民商事審判工作會議紀要>的通知》), or the Conference Minutes, which identifies the liability of sellers of financial products in respect of the trial of cases relating to disputes over protection of the rights and interests of financial consumers. According to the Conference Minutes, where an issuer or seller of a financial product fails to perform its suitability obligations, causing damages to any financial consumer in the course of purchasing the financial product, the financial consumer is entitled to compensations from either the issuer or the seller of the financial product, or, in accordance with Article 167 of the General Provisions of the Civil Law (《民法總則》) (the predecessor of the General Provisions of the Civil Code of the PRC), from both the issuer and the seller. Further, the Conference Minutes also clearly states that if a financial service provider fails to follow the suitability principle, that is, to sell suitable products to suitable customers, causing damages to any financial consumer participating in high-risk investment activities after providing its financial services, the financial consumer may request the financial service provider to assume its liability for compensations.
On August 28, 2020, the CSRC issued the Supervision Measures on Distribution Institutions of Publicly-Raised Securities Investment Fund (《公開募集證券投資基金銷售機構監督管理辦法》), or the Supervision Measures, which came into effect on October 1, 2020 and replaced the Fund Distribution Administrative Measures. The Supervision Measures set out various requirements on fund distribution institutions distributing publicly-raised securities investment funds as well as privately-raised securities investment funds, including registration, operational standards, internal control and risk management. Fund distribution institutions distributing publicly-raised securities investment funds are required to obtain a fund distribution license and are prohibited from commingling settlement proceeds from distributing funds with their own assets. Additionally, fund distribution institutions should establish comprehensive compliance and risk management systems, including centralized management systems for screening products before distribution, account management systems with respect to investors’ funds trading accounts and cash accounts, internal review mechanisms, business scope control systems, record-keeping management systems and other internal control and risk management systems. The Supervision Measures provide that independent fund distribution institutions shall specialize in the distribution of publicly-raised funds and privately-raised securities investment funds, and no other business shall be engaged, except as otherwise prescribed by the CSRC. Please see “Risk Factors — Risks Related to Our Business — Because the laws and regulations governing the

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industries of wealth management, asset management and other businesses in China are developing and subject to further change, any failure to obtain or maintain requisite approvals, licenses or permits necessary to conduct our operations or any failure to comply with laws and regulations applicable to our business and services could harm our business.”, “Industry Overview — Regulatory Trends in the PRC HNW Wealth Management Services Industry” and “Business — Our Business Model”. In addition, pursuant to the Provisions on the Implementation of the Supervision Measures on Distribution Institutions of Publicly-Raised Securities Investment Fund (《關於實施<公開募集證券投資基金銷售機構監督管理辦法>的規定》) issued by the CSRC on August 28, 2020 and effective from October 1, 2020, an independent fund distribution institution engaging in the distribution of products other than publicly-raised funds and privately-raised securities investment funds shall, within two years from the implementation date of the Supervision Measures, complete the rectification, and during the rectification period, cut the scale of holdings of relevant products under distribution in an orderly manner and after the expiration of the rectification period, only provide services for existing shares held by relevant stock product investors.
Regulations Relating to Cybersecurity
On November 7, 2016, the SCNPC promulgated the Cybersecurity Law of the People’s Republic of China (《中華人民共和國網絡安全法》), or the Cybersecurity Law, effective June 1, 2017, to protect cyberspace security and order. Pursuant to the Cybersecurity Law, any individual or organization using the network must comply with the PRC constitution and the applicable laws, follow the public order, respect social ethics, and must not endanger cybersecurity, or engage in activities by making use of the network that endanger the national security, honor or interests, or infringe on the fame, privacy, intellectual property or other legitimate rights and interests of others. The Cybersecurity Law sets forth various security protection obligations for network operators, which are defined as “owners and administrators of networks and network service providers,” including, among other obligations, complying with a series of requirements of tiered cyber protection systems, verifying users’ real identities, localizing the personal information and important data gathered and produced by key information infrastructure operators during operations within the PRC and providing assistance and support to government authorities where necessary for protecting national security and investigating crimes.
On September 22, 2020, the Ministry of Public Security issued the Guiding Opinions on Implementing the Multi-Level Protection System (the “MLPS”) for Cybersecurity and the Security Protection System for Critical Information Infrastructure (《貫徹落實網絡安全等級保護制度和關鍵信息基礎設施安全保護制度的指導意見》), which took effect on the same date. The work objectives of the above-mentioned Guiding Opinions include: (i) implementing the cybersecurity MLPS; (ii) establishing and implementing the critical information infrastructure security protection system; (iii) markedly increasing cybersecurity monitoring, early warning and emergency response capabilities; and (iv) creating a comprehensive cybersecurity protection and control system.
On July 30, 2021, the State Council issued the Regulations for the Security Protection of Critical Information Infrastructure (《關鍵信息基礎設施安全保護條例》), or the CII Regulations, which came into effect on 1 September 2021. Pursuant to the CII Regulations, “critical information infrastructures” refers to important network facilities and information systems of important industries and sectors such as public communications and information services, energy, transport, water conservation, finance, public services, e-government, and science and technology industry for national defense, as well as other important network facilities and information systems that may seriously endanger national security, national economy and citizen’s livelihood and public interests if they are damaged or suffer from malfunctions, or if any leakage of data in relation thereto occurs. Competent authorities as well as the supervision and administrative authorities of the above-mentioned important industries and sectors are responsible for the security protection of critical information infrastructures (the “Protection Authorities”). The Protection Authorities will establish the rules for the identification of critical information infrastructures based on the particular situations of the industry and report such rules to the public security department of the State Council for record. The following factors must be considered when establishing identification rules: (i) the importance of network facilities and information systems to the core businesses of the industry and the sector; (ii) the harm that may be brought by

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the damage, malfunction or data leakage of, the network facilities and information systems; and (iii) the associated impact on other industries and sectors. The Protection Authorities are responsible for organizing the identification of critical information infrastructures in their own industries and sectors in accordance with the identification rules, promptly notifying the operators of the identification results and reporting to the public security department of the State Council.
The Administrative Provisions on Security Vulnerability of Network Products (《網絡產品安全漏洞管理規定》) (the “Provisions”) was jointly promulgated by the Ministry of Industry and Information Technology, the Cyberspace Administration for China and the Ministry of Public Security on July 12, 2021 and came into effect on September 1, 2021. Network product providers, network operators as well as organizations or individuals engaging in the discovery, collection, release and other activities of network product security vulnerability are subject to the Provisions and shall establish channels to receive information of security vulnerability of their respective network products and shall examine and fix such security vulnerability in a timely manner. In response to the Cybersecurity Law, network product providers are required to report relevant information of security vulnerability of network products with the Ministry of Industry and Information Technology within two days and to provide technical support for network product users. Network operators shall take measures to examine and fix security vulnerability after discovering or acknowledging that their networks, information systems or equipment have security loopholes. According to the Provisions, the breaching parties may be subject to monetary fine as regulated in accordance with the Cybersecurity Law. Since the Provisions is relatively new, uncertainties still exist in relation to its interpretation and implementation.
On December 28, 2021, the CAC, NDRC, MIIT and other ten PRC regulatory authorities jointly issued the Cybersecurity Review Measures (《網絡安全審查辦法》), effective on February 15, 2022. The Cybersecurity Review Measures require that, (i) any procurement of network products and services by critical information infrastructure operators, which affects or may affect national security, (ii) any data processing activities by network platform operators, which affects or may affect national security, or (iii) any network platform operators which has personal information of more than one million users and is going to be listed abroad, shall be subject to cybersecurity review. In addition, according to Article 16 of the Measures for Cybersecurity Review, member organizations of the cybersecurity review working mechanism (the “Working Members”) may initiate cybersecurity review towards network products, network services, and data processing activities ex officio, which means we may be also subject to cybersecurity review when the Working Members initiate such cybersecurity review ex officio. Since the measures were recently promulgated, there exists uncertainties with respect to their interpretation and implementation. For the regulatory impact of the Cybersecurity Review Measures (《網絡安全審查辦法》) to our business, please see “Risk Factors — Risks Related to Doing Business in China — Our business is subject to various evolving PRC laws and regulations regarding data privacy and cybersecurity. Failure of cybersecurity and data privacy concerns could subject us to penalties, damage our reputation and brand, and harm our business and results of operations.”
Regulations Relating to Data Security
The PRC Data Security Law (《中華人民共和國數據安全法》) was released by the SCNPC on June 10, 2021 and became effective on September 1, 2021. The PRC Data Security Law stipulates the measures to support and promote data security and development, to establish and optimize the national data security management system, and to clarify organizations’ and individuals’ responsibilities in data security. According to the PRC Data Security Law, data processing activities shall be carried out in accordance with PRC laws and regulations, establishing and improving the data security management system of the whole process, organizing and carrying out data security education and training, and taking corresponding technical measures and other necessary measures to guarantee data security. Where data processing activities are carried out through the Internet and other information networks, the above-mentioned data security protection obligations shall be fulfilled on the basis of the hierarchical network security protection system. In carrying out data processing activities, risk monitoring shall be strengthened, and remedial measures shall be taken immediately when data security defects, loopholes and other risks are found. In the event of a data security incident, the processors of data shall take immediate measures to deal with it, inform the user in time and report to the competent

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authorities in accordance with relevant provisions. The processors of important data shall, in accordance with relevant provisions, carry out regular risk assessments of their data processing activities and submit risk assessment reports to the competent authorities. The PRC Data Security Law provides a national data security review system, under which data processing activities that affect or may affect national security shall be reviewed. Any organization or individual carrying out data processing activities that violates the PRC Data Security Law shall bear the corresponding civil, administrative or criminal liability depending on the specific circumstances.
On 29 October 2021, the CAC has publicly solicited opinions on the Measures for the Security Assessment of Data Cross-border Transfer (Draft for Comments) (《數據出境安全評估辦法 (徵求意見稿)》), which requires that any data processor providing important data collected and generated during operations within the territory of the PRC or personal information that should be subject to security assessment according to law to an overseas recipient shall conduct security assessment. The Measures for the Security Assessment of Data Cross-border Transfer (Draft for Comments) provides five circumstances, under any of which data processors shall, through the local cyberspace administration at the provincial level, apply to the national cyberspace administration for security assessment of data cross-border transfer. These circumstances include: (i) where the data to be transferred to an overseas recipient are personal information or important data collected and generated by operators of critical information infrastructure; (ii) where the data to be transferred to an overseas recipient contain important data; (iii) where a personal information processor that has processed personal information of more than one million people provides personal information overseas; (iv) where the personal information of more than 100,000 people or sensitive personal information of more than 10,000 people are transferred overseas accumulatively; or (v) other circumstances under which security assessment of data cross-border transfer is required as prescribed by the national cyberspace administration. As of the Latest Practicable Date, the Measures for the Security Assessment of Data Cross-border Transfer (Draft for Comments) has not been formally adopted.
On 14 November 2021, the CAC publicly solicited opinions on the Regulations on the Administration of Cyber Data Security (Draft for Comments) (《網絡數據安全管理條例(徵求意見稿)》), or the Draft Data Security Regulations. According to the Draft Data Security Regulations, data processors shall, in accordance with relevant state provisions, apply for cybersecurity review when carrying out the following activities: (i) the merger, reorganization or separation of Internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests, which affects or may affect national security; (ii) data processors that handle the personal information of more than one million people intends to be listed abroad; (iii) the data processor intends to be listed in Hong Kong, which affects or may affect national security; (iv) other data processing activities that affect or may affect national security.
Regulations Relating to Internet Privacy and Personal Information Protection
On May 28, 2020, the NPC issued the PRC Civil Code (《中華人民共和國民法典》), which took effect on January 1, 2021. In accordance with the PRC Civil Code, natural person’s personal information shall be protected by law, and the processing of personal information shall be subject to the principle of legitimacy, rightfulness and necessity, with no excessive processing.
The Personal Information Protection Law (《中華人民共和國個人信息保護法》), or the PIPL, was released by the SCNPC on August 20, 2021 and became effective on November 1, 2021. The PIPL stipulates the scope of personal information and the ways of processing personal information, establishes rules for processing personal information and for transferring personal information offshore, and clarifies the individual’s rights and the processor’s obligations in the process of personal information. The PIPL specifically provides rules for processing sensitive personal information. Sensitive personal information refers to personal information that, once leaked or illegally used, could easily lead to the infringement of human dignity or harm to the personal or property safety of an individual, including biometric recognition, religious belief, specific identity, medical and health, financial account, personal whereabouts and other information of an individual, as well as any personal information of a minor under the age of 14. Only where there is a specific purpose and sufficient necessity, and under circumstances where strict protection measures are taken, may personal

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information processors process sensitive personal information. A personal information processor shall inform the individual of the necessity of processing such sensitive personal information and the impact thereof on the individual’s rights and interests. For measures we took to ensure our compliance of Personal Information Protection Law, please refer to “Business — Privacy and Data Security”.
In recent years, PRC government authorities have enacted laws and regulations on Internet use to protect personal information from any unauthorized disclosure. The Administrative Measures on Internet Information Services prohibit ICP service operators from insulting or slandering a third party or infringing upon the lawful rights and interests of a third party. Under the Several Provisions on Regulating the Market Order of Internet Information Services (《規範互聯網信息服務市場秩序若干規定》), issued by the MIIT on December 29, 2011, an ICP service operator may not collect any user’s personal information or provide any such information to third parties without the consent of the user. An ICP service operator must expressly inform the users of the method, content and purpose of the collection and processing of such user’s personal information and may only collect such information necessary for the provision of its services. An ICP service operator is also required to properly keep the users’ personal information, and in the case of any leak or potential leak of the user’s personal information, the ICP service operator must take immediate remedial measures and, in severe circumstances, make an immediate report to the telecommunications regulatory authority. In addition, pursuant to the Decision on Strengthening the Protection of Online Information (《關於加強網絡信息保護的決定》) issued by the SCNPC on December 28, 2012 and the Order for the Protection of Telecommunication and Internet Users’ Personal Information (《電信和互聯網用戶個人信息保護規定》) issued by the MIIT on July 16, 2013, any collection and use of users’ personal information must be subject to the consent of the users, abide by the principles of legality, rationality and necessity and be within the specified purposes, methods and scopes. An ICP service operator must also keep such information strictly confidential, and is further prohibited from divulging, tampering or destroying any such information, or selling or providing such information to other parties. Any violation of the above decision or order may subject the ICP service operator to warnings, fines, confiscation of illegal gains, revocation of licenses, cancelation of filings, closedown of websites or even criminal liabilities. Furthermore, in June 2016, the State Internet Information Office issued the Administrative Provisions on Mobile Internet Applications Information Services (《移動互聯網應用程序信息服務管理規定》), which became effective on August 1, 2016, to further strengthen the regulation of the mobile application information services. Pursuant to these provisions, owners or operators of mobile Internet applications that provide information services are required to be responsible for information security management, establish and improve the protective mechanism for user information, observe the principles of legality, rightfulness and necessity, and expressly state the purpose, method and scope of, and obtain user consent to, the collection and use of users’ personal information. In addition, the new Cybersecurity Law also requires network operators to strictly keep users’ personal information that they have collected confidential and to establish and improve their user information protective mechanisms. On November 28, 2019, the Secretary Bureau of the Cyberspace Administration of China (the “CAC”), the General Office of the MIIT, the General Office of the Ministry of Public Security and the General Office of the SAMR promulgated the Identification Method of Illegal Collection and Use of Personal Information Through App (《App違法違規收集使用個人信息行為認定方法》), which provides guidance for the regulatory authorities to identify the illegal collection and use of personal information through mobile apps, and for the app operators to conduct self-examination and self-correction and for other participants to voluntarily monitor compliance. On February 13, 2020, the PBOC issued Personal Financial Information Protection Technical Specification (《個人金融信息保護技術規範》), which sets forth the security protection requirements, including the security technology requirements and security management requirements, for the collection, transmission, storage, use, deletion, destroying and other aspects of the personal financial information. On July 22, 2020, the MIIT issued the Notice on Carrying out Special Rectification Actions in Depth against the Infringement upon Users’ Rights and Interests by Apps (《關於開展縱深推進APP侵害用戶權益專項整治行動的通知》), the tasks of which includes rectification of (i) illegally collection and use of personal information of users by the APP and the SDK; (ii) conduct of setting up obstacles and frequently harassing users; (iii) cheating and misleading users; (iv) inadequate fulfillment of application distribution platforms’ responsibilities. In addition, the SAMR and Standardization Administration issued the Standard of Information Security Technology-Personal Information Security Specification (2020 edition) (《信息安全

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技術-個人信息安全規範(2020年版)》), which took effect on October 1, 2020. Pursuant to the standard, any entity or person who has the authority or right to determine the purposes for and methods of using or processing personal information are seen as a personal information controller. Such personal information controller is required to collect information in accordance with applicable laws, and except in certain specific events that are expressly exempted in the standard, to obtain the information provider’s consent prior to collection of such data.
Regulations on Securities Offering and Listing Outside of the PRC
On December 24, 2021, the CSRC promulgated the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (《國務院關於境內企業境外發行證券和上市的管理規定(徵求意見稿)》), or the Draft Overseas Listing Administration Provisions, and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (《境內企業境外發行上市備案管理辦法(徵求意見稿)》), or the Draft Overseas Listing Filing Measures, to regulate overseas securities offering and listing activities by domestic companies either in direct or indirect form.
The Draft Overseas Listing Administration Provisions apply to overseas offerings by domestic companies of equity shares, depository receipts, convertible corporate bonds, or other equity-like securities, as well as overseas listing of the securities for trading. Both direct and indirect overseas securities offering and listing by domestic companies would be regulated, of which the former refers to securities offering and listing in an overseas market made by a joint-stock company incorporated domestically, and the latter refers to securities offering and listing in an overseas market made by an domestic company that operates the main business domestically, in name of an overseas entity, based on its underlying equity, assets, earnings or other similar rights. According to the Draft Overseas Listing Filing Measures, the identification of indirect overseas offering and listing by an domestic company shall follow the principle of substance over form, and where the following conditions are met by an issuer, the overseas offering and listing of such issuer shall be determined as an indirect overseas offering and listing by an domestic company, which are (i) the revenues, gross profits, total assets or net assets of the domestic company(ies) of the issuer in the most recent financial year account for more than 50% of the corresponding figure in the issuer’s audited consolidated financial statements over the same period; and (ii) the majority of the senior management in charge of business operation and management of the issuer are PRC citizens or habitually reside in the PRC, and its main places of business operation are located in the PRC or main business activities are conducted in the PRC.
Under the Draft Overseas Listing Administration Provisions and the Draft Overseas Listing Filing Measures, a filing-based regulatory system would be implemented covering both direct and indirect overseas offering and listing. For an indirect initial public offering and listing in an overseas market, the issuer shall designate a major domestic operating entity to submit the filing documents to the CSRC within 3 working days after such application of overseas offering and listing is submitted. The CSRC would, within 20 working days if filing documents are complete and in compliance with the stipulated requirements, issue a filing notice thereof and publish the filing information on the CSRC’s official website. While for confidential filings of overseas offering and listing application documents, the designated filing entity may apply for an extension of the publication of such filing. The issuer shall report to the CSRC within 3 working days after the overseas offering and listing application documents become public. In addition, after the issuer completes the overseas initial public offering and listing, it shall file the status of overseas offering and listing as required by the CSRC.
Meanwhile, the Article 7 of the Draft Overseas Listing Administration Provisions stipulate certain circumstances under which the overseas offering and listing would be prohibited, namely (i) the offering and listing are expressly forbidden by the PRC laws, regulations and relevant rules; (ii) the intended overseas securities offering and listing constitute a threat to or endanger national security as reviewed and determined by competent authorities under the State Council in accordance with laws; (iii) there are material disputes with respect to the ownership of the equity, major assets, and core technologies; (iv) the domestic company or its controlling shareholder or actual controller have committed corruption, bribery, embezzlement,

REGULATIONS

misappropriation of property, or other criminal offenses disruptive to the order of the socialist market economy in the recent 3 years, or are currently under judicial investigations for suspicion of criminal offenses or under investigations for suspicion of major violations; (v) the directors, supervisors, or senior management have been subject to administrative penalties for severe violations in recent 3 years, or are currently under judicial investigations for suspicion of criminal offenses or under investigations for suspicion of major violations; and (vi) other circumstances as prescribed by the State Council. If a domestic company falls into any of the circumstances where overseas offering and listing is prohibited prior to the overseas offering and listing, the CSRC and the competent authorities under the State Council shall impose a postponement or termination of the intended overseas offering and listing. The CSRC may cancel the corresponding filing if the intended overseas offering and listing application documents has been filed.
If domestic companies fail to fulfill the above-mentioned filing procedures or offer and list in an overseas market against the prohibited circumstances, they would be warned and fined up to RMB10 million and even ordered to suspend relevant business or halt operation for rectification, revoke relevant business permits or business license in severe cases. The controlling shareholders, actual controllers, directors, supervisors, and senior management of such domestic companies would be warned and fined up to RMB5 million separately or aggregately. Also, if there is any material fact concealed or any major content falsified in the filing documents, a fine between RMB1 million and RMB10 million would be imposed on domestic companies if the securities have not already been offered, or a fine between ten percent and one hundred percent of the funds raised would be imposed if the securities have already been offered.